As filed with the Securities and Exchange Commission on December 20, 2006.

Registration No. 333-138483

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Citizens Communications Company

(Exact name of registrant as specified in its charter)

Delaware	4813	06-0619596
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3 High Ridge Park

Stamford, Connecticut 06905

Telephone: (203) 614-5600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hilary E. Glassman, Esq.

3 High Ridge Park

Stamford, Connecticut 06905

Telephone: (203) 614-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert I. Townsend, III, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000	Raymond B. Ostroski, Esq. Commonwealth Telephone Enterprises, Inc. 100 CTE Drive Dallas, Pennsylvania 18612 Telephone: (570) 631-2700	William L. Taylor, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

Approximate date of commencement of proposed sale of the securities to the public: Upon consummation of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.25 per share (and associated Series A Participating Preferred Stock Purchase Rights)	21,504,000(2)	N/A	$297,640,000(3)	$31,847.48(4)

(1)	This Registration Statement relates to securities of the registrant issuable to holders of common stock, par value $1.00 per share (“Commonwealth common stock”), of Commonwealth Telephone Enterprises, Inc., a Pennsylvania corporation (“Commonwealth”), in the proposed merger of CF Merger Corp., a Delaware corporation and a wholly owned subsidiary of the registrant (“CF Merger Corp.”), with and into Commonwealth.
(2)	Based on the maximum number of shares to be issued in connection with the merger, calculated as the product of (a) 28,000,000, the aggregate number of shares of Commonwealth common stock outstanding on November 3, 2006 (other than shares owned by Commonwealth, CF Merger Corp. or the registrant and the restricted shares to be cancelled prior to the completion of the merger) or issuable pursuant to the exercise or settlement of outstanding options and other equity awards prior to the effective time of the merger or upon conversion of the outstanding 2003 3-1/4% convertible notes due 2023 of Commonwealth (collectively, the “Commonwealth Outstanding Shares”) and (b) an exchange ratio of 0.768 shares of the registrant’s common stock for each share of Commonwealth common stock.
(3)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rule 457(f) under the Securities Act. Pursuant to Rule 457(f)(1) under the Securities Act, the proposed maximum aggregate offering price of the registrant’s common stock was calculated based upon the market value of shares of Commonwealth common stock (the securities to be cancelled in the merger) in accordance with Rule 457(c) under the Securities Act as follows: (a) $41.94, the average of the high and low prices per share of Commonwealth common stock on November 3, 2006, as reported on the Nasdaq National Market, multiplied by (b) 28,000,000, representing the number of Commonwealth Outstanding Shares, less (c) $876,680,000, the estimated amount of cash to be paid by registrant in exchange for shares of Commonwealth common stock (which equals $31.31 multiplied by 28,000,000, representing the number of Commonwealth Outstanding Shares).
(4)	Previously paid.

100 CTE Drive

Dallas, Pennsylvania 18612

December 20, 2006

Dear Shareholder:

We cordially invite you to attend a special meeting of the shareholders of Commonwealth Telephone Enterprises, Inc. to be held at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017 on January 25, 2007 at 3:00 p.m., local time.

At the special meeting, you will be asked to consider and vote on the proposal to adopt the Agreement and Plan of Merger dated as of September 17, 2006, among Commonwealth, Citizens Communications Company and CF Merger Corp., a wholly owned subsidiary of Citizens, pursuant to which CF Merger Corp. will merge with and into Commonwealth. At the effective time of the merger, each outstanding share of Commonwealth common stock will be converted into the right to receive $31.31 in cash, without interest, and 0.768 shares of Citizens common stock. Shares of Citizens common stock are listed on the New York Stock Exchange under the symbol “CZN.” Based on the closing price of Citizens common stock on December 19, 2006 of $14.12 per share, the merger consideration payable to holders of Commonwealth common stock would have an aggregate value of $42.15 per share. Because the exchange ratio of the stock component of the merger consideration will not be adjusted for changes in the market price of Citizens common stock, the value of the merger consideration at the time of the merger may be significantly different.

The board of directors of Commonwealth has determined that the merger agreement and the merger are advisable and in the best interests of Commonwealth shareholders. Accordingly, the board of directors of Commonwealth has approved the merger agreement and the merger and recommends that you vote “FOR” the adoption of the merger agreement at the special meeting.

Your vote is very important. We cannot complete the merger without the affirmative vote of a majority of the votes cast by all Commonwealth shareholders at the special meeting. Even if you plan to attend the special meeting, we recommend that you submit your proxy so that your vote will be counted even if you later decide not to attend the meeting. You can also authorize the voting of your shares electronically or by telephone as provided in the instructions set forth on the enclosed proxy card. If you hold shares in Commonwealth’s 401(k) plan and/or employee stock purchase plan, your proxy will also serve as voting instructions to the trustee of the 401(k) plan and/or the trustee of the employee stock purchase plan, as applicable. If you hold your shares in “street name” through a broker, you should follow the procedures provided by your broker.

The accompanying proxy statement/prospectus explains the proposed merger in greater detail. We urge you to read this proxy statement/prospectus, including the matters discussed under “Risk Factors Relating to the Merger” beginning on page 13, carefully.

Sincerely,

Michael J. Mahoney

President & CEO

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger described in this proxy statement/prospectus or the Citizens common stock to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated December 20, 2006

and is first being mailed to Commonwealth shareholders on or about December 22, 2006.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Citizens and Commonwealth from documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

CITIZENS COMMUNICATIONS COMPANY 3 High Ridge Park Stamford, Connecticut 06905 Attention: Corporate Secretary Telephone: (203) 614-5600	COMMONWEALTH TELEPHONE ENTERPRISES, INC. 100 CTE Drive Dallas, Pennsylvania 18612 Attention: Corporate Secretary Telephone: (570) 631-2700

If you would like to request documents, please do so by January 17, 2007 in order to receive them before the special meeting.

See “Where You Can Find More Information” on page 82.

ABOUT THIS DOCUMENT

This proxy statement/prospectus forms a part of a registration statement on Form S-4 (Registration No. 333-138483) filed by Citizens with the Securities and Exchange Commission. It constitutes a prospectus of Citizens under Section 5 of the Securities Act of 1933, as amended, and the rules thereunder, with respect to the shares of Citizens common stock to be issued to Commonwealth shareholders in the merger. In addition, it constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder, and a notice of meeting with respect to the Commonwealth special meeting of shareholders at which Commonwealth shareholders will consider and vote on the proposal to adopt the merger agreement.

COMMONWEALTH TELEPHONE ENTERPRISES, INC.

100 CTE DRIVE

DALLAS, PENNSYLVANIA 18612

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 25, 2007

To the Shareholders of Commonwealth Telephone Enterprises, Inc.:

A special meeting of shareholders of Commonwealth Telephone Enterprises, Inc. will be held at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017 on January 25, 2007 at 3:00 p.m., local time. The meeting will be held for the following purposes:

1.	To vote on the proposal to adopt the Agreement and Plan of Merger dated as of September 17, 2006, among Commonwealth, Citizens Communications Company and CF Merger Corp., a wholly owned subsidiary of Citizens, pursuant to which CF Merger Corp. will merge with and into Commonwealth; and

2.	To transact such other business as may properly come before the meeting or any properly reconvened meeting following an adjournment or postponement thereof.

Only shareholders of record at the close of business on December 19, 2006 will be entitled to vote at the special meeting either in person or by proxy. Each of these shareholders is cordially invited to be present and vote at the special meeting in person.

Registration for the special meeting will begin at 2:00 p.m., local time. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. If your shares are held in “street name” through a broker and you wish to vote at the special meeting in person, you must bring to the special meeting a proxy from the record holder of the shares authorizing you to vote at the special meeting or, if you wish to attend the special meeting without voting in person, you must bring to the special meeting a copy of a brokerage statement reflecting stock ownership as of the record date.

Your vote is very important. Whether you expect to attend the special meeting or not, please complete, sign, date and promptly return the enclosed proxy card in the accompanying envelope. You can also authorize the voting of your shares electronically or by telephone as provided in the instructions set forth on the enclosed proxy card. If you hold shares in Commonwealth’s 401(k) plan and/or employee stock purchase plan, your proxy will also serve as voting instructions to the trustee of the 401(k) plan and/or the trustee of the employee stock purchase plan, as applicable. If you hold your shares in “street name” through a broker, you should follow the procedures provided by your broker. Your prompt response is necessary to assure that your shares are represented at the special meeting.

The board of directors of Commonwealth recommends that you vote “FOR” the adoption of the merger agreement.

Raymond B. Ostroski

Senior Vice President, General Counsel

and Corporate Secretary

December 20, 2006

i

ii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER

Q:	What am I being asked to vote on?

A:	You are being asked to vote on the adoption of the merger agreement among Commonwealth, Citizens and CF Merger Corp., a wholly owned subsidiary of Citizens. In the merger, CF Merger Corp. will merge with and into Commonwealth, with Commonwealth surviving the merger and becoming a wholly owned subsidiary of Citizens.

Q:	What will I receive in the merger?

A:	Upon completion of the merger, you will receive for each share of Commonwealth common stock that you own a combination of $31.31 in cash and 0.768 shares of Citizens common stock.

Q:	How does the board of directors of Commonwealth recommend that I vote on the merger agreement?

A:	The board of directors of Commonwealth has determined that the merger agreement and the merger are advisable and in the best interests of Commonwealth shareholders and recommends that Commonwealth shareholders vote “FOR” the adoption of the merger agreement.

Q:	Who can vote at the special meeting?

A:	You can vote at the special meeting if you owned shares of Commonwealth common stock at the close of business on December 19, 2006, the record date for the special meeting. At the close of business on the record date, 21,120,060 shares of Commonwealth common stock were outstanding.

Q:	What vote of Commonwealth shareholders is required to adopt the merger agreement?

A:	To adopt the merger agreement, holders of a majority of the votes cast at the special meeting must vote their shares “FOR” the adoption of the merger agreement. Because the required vote of Commonwealth shareholders is based upon the number of votes cast, rather than upon the number of shares of Commonwealth common stock outstanding, any shares for which a holder does not submit a proxy or vote in person at the special meeting, including abstentions and broker non-votes, will not be counted in connection with the adoption of the merger agreement. Failure to submit a proxy or to attend the special meeting, however, could result in the failure to obtain a quorum for the special meeting, which is necessary to hold the meeting.

Q:	Where and when is the special meeting of Commonwealth shareholders?

A:	The special meeting will be held at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017 on January 25, 2007 at 3:00 p.m., local time.

Q:	What do I need to do now?

A:	If you are a shareholder of record, after carefully reading and considering the information contained in this proxy statement/prospectus, please complete, sign and date your proxy and return it in the enclosed return envelope or submit your proxy by telephone or the Internet as soon as possible, so that your shares may be represented at the special meeting. If you sign and send in your proxy and do not indicate how you wish to vote, Commonwealth will count your proxy as a vote in favor of adoption of the merger agreement. If you hold Commonwealth shares in Commonwealth’s 401(k) plan or employee stock purchase plan or in “street name” through a broker, see the discussion below.

Q:	If I hold Commonwealth shares in Commonwealth’s 401(k) plan or Employee Stock Purchase Plan, how will my shares be voted?

A:

If you hold shares of Commonwealth common stock in Commonwealth’s 401(k) plan and/or employee stock purchase plan, your proxy will serve as voting instructions to the trustee of the 401(k) plan and/or the trustee of the employee stock purchase plan, as applicable. To allow sufficient time for voting by the applicable plan trustee, your voting instructions must be received by 5:00 p.m., Eastern time, January 22, 2007.

If you submit a valid proxy by mail, telephone or the Internet by 5:00 p.m., Eastern time, January 22, 2007, your shares held in Commonwealth’s 401(k) plan and/or employee stock purchase plan, as applicable, will be voted as instructed by you in accordance with that proxy. If you submit a proxy and do not indicate how you wish to vote, the trustee of Commonwealth’s 401(k) plan and/or the trustee of Commonwealth’s employee stock purchase plan, as applicable, will vote your shares in favor of the adoption of the merger agreement. If you do not submit a valid proxy by 5:00 p.m., Eastern time, January 22, 2007, your shares held in Commonwealth’s 401(k) plan will be voted in the same proportion as those shares in Commonwealth’s 401(k) plan for which voting instructions have been received, and your shares in Commonwealth’s employee stock purchase plan will not be voted.

Q:	If my Commonwealth shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your Commonwealth shares only if you provide instructions to your broker on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted and will have no effect on the vote for the proposal to adopt the merger agreement.

Q:	Can I change my vote?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting. If you are a shareholder of record, you can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new valid proxy bearing a later date by the Internet, telephone or mail. If you choose to send a written notice or to mail your new proxy, you must submit your notice of revocation or your new proxy to Commonwealth Telephone Enterprises, Inc. at 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Corporate Secretary. Third, you can attend the special meeting and vote in person the shares you own of record. Attendance at the special meeting will not in and of itself constitute revocation of a proxy. If you hold shares of Commonwealth common stock in Commonwealth’s 401(k) plan or employee stock purchase plan, you may change your voting instructions to the applicable plan trustee, by submitting a new valid proxy bearing a later date by the Internet, telephone or mail. To allow sufficient time for voting by the applicable plan trustee, any changes in your voting instructions must be received by 5:00 p.m., Eastern time, January 22, 2007. If your shares are held in “street name”, you may change your vote by submitting new voting instructions to your broker in accordance with the procedures established by it. Please contact your broker and follow its directions in order to change your vote.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, you will receive a letter of transmittal with instructions for the surrender of your Commonwealth common stock certificates. Please do not send in your stock certificates with your proxy.

Q:	Is the merger expected to be taxable to me?

A:	Generally, yes. The receipt of the merger consideration for Commonwealth common stock pursuant to the merger will be a taxable transaction for United States federal income tax purposes. In general, you will recognize capital gain or loss as a result of the merger equal to the difference, if any, between (1) the sum of the fair market value of the Citizens common stock as of the effective time of the merger and the cash received in the merger and (2) your adjusted tax basis in the Commonwealth common stock exchanged in the merger.

You should read “The Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 43 for a more complete discussion of United States federal income tax consequences of the merger. Tax matters can be complicated, and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger as quickly as possible. If the merger agreement is adopted by Commonwealth shareholders, it is anticipated that the merger will be completed in mid-2007. However, it is possible that factors outside our control could require us to complete the merger at a later time or not complete it at all.

Q:	Can I dissent and require appraisal of my shares?

A:	No. Commonwealth shareholders have no dissenters’ rights under Pennsylvania law in connection with the merger. See “The Merger—Dissenters’ Rights” on page 46.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or the special meeting, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy, you should contact:

Investor Relations

Commonwealth Telephone Enterprises, Inc.

100 CTE Drive

Dallas, Pennsylvania 18612

Attention: David G. Weselcouch (570) 631-2807

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should carefully read this entire proxy statement/prospectus and the other documents to which we refer you, including, in particular, the copies of the merger agreement and the opinion of Evercore Group L.L.C. that are attached to this proxy statement/prospectus as Annexes I and II, respectively. See also “Where You Can Find More Information” on page 82. We have included page references to direct you to a more complete description of the topics presented in this summary.

General

What Commonwealth Shareholders Will Receive in the Merger (page 41)

In the merger, Commonwealth shareholders will receive, for each share of Commonwealth common stock they own, a combination of $31.31 in cash and 0.768 shares of Citizens common stock. The cash and Citizens common stock payable in the merger are referred to collectively as the “merger consideration” in this proxy statement/prospectus.

Ownership of Citizens Following the Merger (page 42)

Based on the number of shares of Commonwealth common stock and Citizens common stock outstanding on the record date, we anticipate that Commonwealth shareholders will own approximately 5% of the outstanding shares of Citizens common stock following the merger (6% assuming conversion of Commonwealth’s outstanding 2003 3-1/4% convertible notes due 2023, which cannot be settled in cash, into shares of Commonwealth common stock in connection with the merger).

Material United States Federal Income Tax Consequences of the Merger (page 43)

The receipt of the merger consideration by a shareholder in exchange for shares of Commonwealth common stock pursuant to the merger will be a taxable transaction for United States federal income tax purposes. In general, a shareholder who receives the merger consideration in exchange for shares of Commonwealth common stock pursuant to the merger will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between (1) the sum of the fair market value of the Citizens common stock portion of the merger consideration as of the effective time of the merger and the cash portion of the merger consideration and (2) the shareholder’s adjusted tax basis in the shares of Commonwealth common stock exchanged for the merger consideration pursuant to the merger. Any gain or loss would be treated as long-term capital gain or loss if the shareholder held the shares of Commonwealth common stock for more than one year. Shareholders are urged to consult their own tax advisor to determine the particular United States federal, state or local, or foreign, income or other tax consequences to them of the merger.

Recommendation of the Commonwealth Board of Directors (page 53)

The board of directors of Commonwealth recommends a vote “FOR” the adoption of the merger agreement.

Opinion of Evercore Group L.L.C. (page 27 and Annex II)

Evercore Group L.L.C. (“Evercore”) delivered its opinion to the board of directors of Commonwealth that, as of the date of its opinion and based upon and subject to the assumptions made, matters considered and limits of the review undertaken by it, the merger consideration to be received by the holders of Commonwealth common stock pursuant to the merger agreement is fair, from a financial point of view, to such holders.

The full text of Evercore’s written opinion, dated September 17, 2006, is attached as Annex II to this proxy statement/prospectus. Commonwealth shareholders are encouraged to read Evercore’s opinion carefully in its entirety, including the description of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Evercore in rendering its opinion. The opinion addresses only the fairness of the merger consideration to Commonwealth shareholders from a financial point of view, does not address the merits of the underlying decision by Commonwealth to engage in the merger and does not constitute a recommendation to any Commonwealth shareholder as to how to vote on the proposal to adopt the merger agreement.

Interests of Commonwealth Directors and Executive Officers in the Merger (page 38)

In considering the recommendation of the board of directors of Commonwealth with respect to the merger agreement, you should be aware that Commonwealth’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Commonwealth shareholders generally. The board of directors of Commonwealth was aware of these interests and considered them, among other matters, in reaching its decision to approve the merger agreement and the merger and to recommend that Commonwealth shareholders vote “FOR” the adoption of the merger agreement.

Treatment of Compensatory Awards (page 46)

Immediately prior to the effective time of the merger, each outstanding restricted share and restricted share unit granted or issued under any plan or arrangement of Commonwealth will be cancelled, and Citizens will pay, immediately after the effective time, each holder thereof for each such restricted share or restricted share unit an amount in cash equal to the merger consideration, with Citizens common stock valued using the five-day average closing price ending on the second trading day immediately preceding the date of the merger.

Immediately prior to the effective time of the merger, each outstanding vested or unvested stock option of Commonwealth will be cancelled, and Citizens will pay, immediately after the effective time, each holder thereof, for each share of Commonwealth common stock that could have been purchased upon the exercise of such option, the excess of the cash amount referred to in the preceding paragraph over the exercise price of the option.

Comparison of Rights of Citizens Stockholders and Commonwealth Shareholders (page 72)

Commonwealth shareholders, whose rights are currently governed by the Commonwealth articles of incorporation, the Commonwealth by-laws and Pennsylvania law, will, upon completion of the merger, become stockholders of Citizens and their rights will be governed by the Citizens certificate of incorporation, the Citizens by-laws and Delaware law.

The Special Meeting (page 15)

The special meeting of Commonwealth shareholders will be held on January 25, 2007 at 3:00 p.m., local time, at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017. At the special meeting, Commonwealth shareholders will be asked to vote on the proposal to adopt the merger agreement and to transact such other business as may properly come before the meeting.

Record Date; Shares Entitled to Vote; Required Vote; Quorum (page 15)

Commonwealth shareholders are entitled to vote at the special meeting if they owned shares of Commonwealth common stock at the close of business on December 19, 2006, the record date. On the record date, there were 21,120,060 shares of Commonwealth common stock outstanding. Shareholders will be entitled to one vote for each share of Commonwealth common stock that they owned on the record date on all matters submitted to a vote at the special meeting.

The adoption of the merger agreement requires the affirmative vote of a majority of the votes cast by all shareholders at the special meeting. The presence at the special meeting, in person or by proxy, of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast at the special meeting will constitute a quorum, which is necessary to hold the meeting.

Shares Owned by Commonwealth Directors and Executive Officers (page 15)

On the record date, directors and executive officers of Commonwealth beneficially owned and were entitled to vote, in the aggregate, 112,699 shares of Commonwealth common stock, which represented approximately 0.5% of the shares of Commonwealth common stock outstanding on the record date. The directors and executive officers of Commonwealth have informed Commonwealth that they intend to vote all of their shares of Commonwealth common stock “FOR” the adoption of the merger agreement.

The Merger (pages 18 and 48)

The merger agreement is attached as Annex I to this proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety because it is the principal document governing the merger.

Conditions to the Completion of the Merger (page 48)

Commonwealth and Citizens are obligated to complete the merger only if certain conditions precedent are satisfied, including the following:

•	the merger agreement has been adopted by the affirmative vote of a majority of the votes cast by Commonwealth shareholders at the special meeting;

•	the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has expired or has been terminated;

•	the approvals of the Federal Communications Commission (the “FCC”) and the Pennsylvania Public Utilities Commission (the “Pennsylvania PUC”) required to permit consummation of the merger have been obtained;

•	no applicable federal, state or local law, regulation, order or other similar requirement has been adopted, promulgated or issued by any governmental authority that prohibits consummation of the merger;

•	the registration statement, of which this proxy statement/prospectus forms a part, has been declared effective and no stop order suspending the effectiveness of the registration statement is in effect, and no proceeding for such purpose is pending before or threatened by the Securities and Exchange Commission (the “SEC”);

•	the shares of Citizens common stock to be issued in the merger have been approved for listing on the New York Stock Exchange, subject to official notice of issuance; and

•	other contractual conditions set forth in the merger agreement.

In addition, Citizens is obligated to complete the merger only if there is no pending or threatened claim, suit, action or proceeding by any federal or state governmental authority under or pursuant to any applicable laws regulating competition:

•	challenging or seeking to restrain or prohibit consummation of the merger;

•	seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by Commonwealth, Citizens or any of their respective subsidiaries of all or any portion of the business or assets of Commonwealth, Citizens or any of their respective subsidiaries or to require any such person to divest or hold separate any assets or business of Commonwealth, Citizens or any of their respective subsidiaries, or to take any other action, in each case as a result of or in connection with the transactions contemplated by the merger agreement, where the foregoing, individually or in the aggregate, would reasonably be expected to have an impact (whether affecting Commonwealth, Citizens or any of their respective subsidiaries) equivalent to a material adverse effect (as defined in the merger agreement) on Commonwealth; or

•	seeking to impose limitations on the ability of Citizens or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any shares of common stock of Commonwealth or the surviving corporation;

and no applicable law is in effect that would reasonably be expected to result in any of those effects.

Termination of the Merger Agreement; Termination Fee (pages 53 and 54)

The merger agreement contains provisions addressing the circumstances under which Citizens or Commonwealth may terminate the merger agreement. In addition, the merger agreement provides that, in several circumstances, Commonwealth may be required to pay Citizens a termination fee of $37 million.

No Solicitation (page 50)

The merger agreement provides that Commonwealth will not (1) take any action to solicit, initiate or knowingly encourage or facilitate any acquisition proposal (as defined in the merger agreement) or (2) engage in discussions or negotiations with, or disclose any nonpublic information relating to Commonwealth to, any person that is known by Commonwealth to be considering making, or has made, an acquisition proposal, subject to limited exceptions for certain actions in the ordinary course of business consistent with past practice.

Notwithstanding the restrictions described above, subject to certain specified conditions, prior to the time Commonwealth shareholders adopt the merger agreement, Commonwealth may furnish nonpublic information to, or enter into discussions or negotiations with, any person in connection with an unsolicited bona fide written acquisition proposal received from such person, if the board of directors of Commonwealth determines in good faith, after consultation with its outside legal counsel and financial advisors, that to disclose such nonpublic information or engage in such discussions or negotiations would be reasonably likely to result in a superior proposal (as defined in the merger agreement).

In addition, the merger agreement provides that, subject to certain specified exceptions relating to a superior proposal or a material adverse effect (as defined in the merger agreement) on Citizens, the board of directors of Commonwealth may not (1) withdraw, modify in a manner adverse to Citizens, or publicly propose to withdraw or modify in a manner adverse to Citizens, its approval or recommendation of the merger agreement or the merger, or recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any acquisition proposal or (2) approve or recommend, or publicly propose to approve or recommend, or cause or permit Commonwealth or any of its subsidiaries to execute or enter into, any agreement that provides for or is related to an acquisition proposal.

Additional Terms (page 57)

Subject to the terms and conditions of the merger agreement, Citizens and Commonwealth have agreed to use their respective reasonable best efforts to take all appropriate action and to do all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated by the merger agreement in the most expeditious manner practicable, including the satisfaction of all conditions to the merger and seeking to remove promptly any injunction or other legal barrier that may prevent or delay the consummation of the merger.

In addition, Commonwealth and Citizens have agreed to use their respective reasonable best efforts to obtain all authorizations, consents, orders and approvals of governmental authorities and third parties that may be or become necessary to consummate the transactions contemplated by the merger agreement or for performance of their respective obligations under the merger agreement, and to cooperate fully with the other in promptly seeking to obtain all such authorizations, consents, orders and approvals; provided that Commonwealth and Citizens are not permitted or required to agree or proffer to divest or hold separate any assets or business of Commonwealth, Citizens or any of their respective subsidiaries, or to take any other action, that, in each case, individually or in the aggregate, would reasonably be expected to have an impact (whether affecting Commonwealth, Citizens or any of their respective subsidiaries) equivalent to a material adverse effect on Commonwealth.

Regulatory Matters (page 44)

United States antitrust laws prohibit Citizens and Commonwealth from completing the merger until they have furnished certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission under the HSR Act, and a required waiting period has ended. Citizens and Commonwealth filed the required notification and report forms with the Antitrust Division of the Department of Justice and the Federal Trade Commission on September 29, 2006. On October 6, 2006, the Federal Trade Commission granted early termination of the HSR Act waiting period.

Completion of the merger is also conditioned upon the receipt of approvals of the FCC and the Pennsylvania PUC. Pursuant to the merger agreement, on September 29, 2006, Citizens and Commonwealth filed the applications required for the transfer of control of the relevant franchises, licenses and similar instruments issued under the rules and regulations of the FCC and the Pennsylvania PUC.

Financing Arrangements (page 45)

In connection with the merger agreement, Citizens obtained a commitment letter from Citigroup Global Markets Inc. (“Citigroup”) to provide $990 million in a senior unsecured bridge loan to finance, among other things, the merger consideration, repayment of certain outstanding indebtedness of Commonwealth and payment of transaction expenses. Subsequent to the date of the merger agreement, Credit Suisse Securities (USA) LLC and JPMorgan Chase Bank, N.A. became commitment parties under the commitment letter.

On December 18, 2006, Citizens announced that it priced an offering of $400 million in aggregate principal amount of 7.875% senior unsecured notes due January 15, 2027. The offering is expected to close on December 22, 2006. Citizens intends to use the net proceeds from the offering to finance, in part, the cash portion of the merger consideration as well as related transactions and the payment of fees and expenses. The offering, if consummated, will have the effect of reducing the $990 million commitment.

Fees and Expenses (page 54)

Citizens and Commonwealth will each pay its own fees and expenses in connection with the merger, except that they will share equally all fees and expenses, other than attorneys’ and accounting fees and expenses, incurred in relation to the printing and filing of the registration statement of which this proxy statement/prospectus forms a part and the printing, filing and distribution of this proxy statement/prospectus.

The Companies (page 17)

Citizens Communications Company

3 High Ridge Park

Stamford, Connecticut 06905

Telephone: (203) 614-5600

Citizens, a Delaware corporation, is a full-service communications provider and one of the largest local exchange telephone carriers in the country. Citizens is typically the dominant incumbent carrier in the markets it serves and provides the last mile of telecommunications services to residential and business customers in these markets. Under the Frontier Communications Solutions brand name, Citizens offers television, telephone and Internet services, as well as bundled offerings, ESPN360 streaming video, security solutions and specialized bundles for residences, small business and home offices.

Commonwealth Telephone Enterprises, Inc.

100 CTE Drive

Dallas, Pennsylvania 18612

Telephone: (570) 631-2700

Commonwealth, a Pennsylvania corporation, is a telecommunications company providing telephony and related services in Pennsylvania markets as a rural incumbent local exchange carrier (“RLEC”). Commonwealth provides these RLEC services through its subsidiary Commonwealth Telephone Company, and is the nation’s seventh largest publicly held independent local exchange carrier. Commonwealth also operates, through its subsidiary CTSI, LLC, as a competitive local exchange carrier in three regional Pennsylvania markets that border its RLEC markets, which are referred to as “edge-out” markets. In addition, Commonwealth owns and operates other telecommunications-related support businesses that operate in deregulated segments of the telecommunications industry and support the operations of its two primary operations. These businesses are epix® Internet Services, one of the Northeast’s largest rural dial-up Internet service providers, and Commonwealth Communications, a provider of telecommunications equipment and facilities management services.

CF Merger Corp.

3 High Ridge Park

Stamford, Connecticut 06905

Telephone: (203) 614-5600

CF Merger Corp. is a Delaware corporation and a wholly owned subsidiary of Citizens. CF Merger Corp. was organized on September 13, 2006 solely for the purpose of effecting the merger with Commonwealth.

Market Prices and Dividend Information (page 67)

Shares of Citizens common stock are listed on the New York Stock Exchange under the symbol “CZN.” Shares of Commonwealth common stock are listed on the Nasdaq National Market under the symbol “CTCO.” The following table presents:

•	the last reported sale price of a share of Citizens common stock, as reported by the New York Stock Exchange Composite Transactions Tape;

•	the last reported sale price of a share of Commonwealth common stock, as reported by the Nasdaq National Market; and

•	the market value of a share of Commonwealth common stock on an equivalent value per share basis, as determined by reference to the value of the merger consideration to be received in respect of each share of Commonwealth common stock in the merger;

in each case, on September 15, 2006, the last full trading day prior to the public announcement of the merger, and on December 19, 2006, the latest practicable date before the date of this proxy statement/prospectus.

Date	Citizens Common Stock	Commonwealth Common Stock	Equivalent Value per Share of Commonwealth Common Stock
September 15, 2006	$13.55	$38.52	$41.72
December 19, 2006	$14.12	$41.61	$42.15

Shareholders are urged to obtain current market quotations for shares of Citizens common stock and Commonwealth common stock prior to making any decision with respect to the merger.

No assurance can be given as to the market prices of Citizens common stock or Commonwealth common stock at the effective time of the merger. Because the exchange ratio of the stock component of the merger consideration will not be adjusted for changes in the market price of Citizens common stock, the market value of the shares of Citizens common stock that holders of Commonwealth common stock will receive at the effective time of the merger may vary significantly from the market value of the shares of Citizens common stock that holders of Commonwealth common stock would have received if the merger were consummated on the date of the merger agreement or on the date of this proxy statement/prospectus.

Citizens and Commonwealth declare and pay regular quarterly dividends as approved by their respective boards of directors.

Comparative Per Share Information

The following table sets forth for the periods presented certain per share information for Citizens and Commonwealth on a historical basis and on an unaudited pro forma basis after giving effect to the merger under the purchase method of accounting. The historical per share information for Citizens and Commonwealth has been derived from, and should be read in conjunction with, the historical consolidated financial statements of Citizens and Commonwealth incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.” The unaudited pro forma per share information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma Commonwealth equivalent information was calculated by multiplying the corresponding Citizens unaudited pro forma combined information by the exchange ratio of 0.768. The exchange ratio does not include the $31.31 per share cash portion of the merger consideration. This data shows how each share of Commonwealth common stock would have participated in income from continuing operations, cash dividends and book value of Citizens if the two companies had been combined for accounting and financial reporting purposes for all periods presented. These amounts, however, are not intended to be indicative of the historical results that would have been achieved had the two companies been combined for all periods presented or of the future results of the combined company.

	Nine Months Ended September 30, 2006	Year Ended December 31, 2005
	(unaudited)
CITIZENS—HISTORICAL
Income from continuing operations (basic)	$0.59	$0.56
Income from continuing operations (diluted)	0.59	0.56
Unaudited book value at period end (basic)	3.04	3.09
Cash dividends	0.75	1.00

COMMONWEALTH—HISTORICAL
Net income (basic)	3.15	3.24
Net income (diluted)	2.52	2.71
Unaudited book value at period end (basic)	3.16	2.58
Cash dividends	1.50	14.50	(1)

CITIZENS—UNAUDITED PRO FORMA COMBINED
Income from continuing operations (basic)	0.55	0.46
Income from continuing operations (diluted)	0.54	0.46
Unaudited book value at period end (basic)	3.67	N/A	(3)
Cash dividends(2)	0.75	1.00

COMMONWEALTH—UNAUDITED PRO FORMA EQUIVALENT(4)
Income from continuing operations (basic)	0.42	0.35
Income from continuing operations (diluted)	0.41	0.35
Unaudited book value at period end (basic)	2.82	N/A	(3)
Cash dividends	0.58	0.77

(1)	In the second quarter of 2005, Commonwealth declared a special dividend of $13.00 per share and instituted a regular annual dividend of $2.00 per share, to be paid quarterly.
(2)	Same as Citizens historical cash dividends, since no change in dividend policy is expected as a result of the merger.
(3)	Book value is presented on a pro forma basis only for September 30, 2006, the most recent presented balance sheet date.
(4)	Derived by multiplying the amounts set forth under “Citizens—Unaudited Pro Forma Combined” by the stock portion of the merger consideration exchange ratio of 0.768. This computation does not include the benefit to Commonwealth shareholders of the $31.31 per share cash portion of the merger consideration.

Selected Historical Consolidated Financial Information of Citizens

The following selected historical consolidated financial information of Citizens as of and for each of the five fiscal years in the period ended December 31, 2005 has been derived from Citizens’ historical consolidated financial statements. The selected historical consolidated financial information as of December 31, 2005 and 2004 and for the three years ended December 31, 2005 is derived from the audited historical consolidated financial statements of Citizens incorporated by reference in this proxy statement/prospectus, which have been recast as described below. The selected historical consolidated financial information as of December 31, 2003, 2002 and 2001 and for the two years ended December 31, 2002 is derived from the unaudited historical consolidated financial statements of Citizens not included in this proxy statement/prospectus and, as described below, has been recast to be comparable to the recasted 2005 audited historical consolidated financial statements. The selected historical consolidated financial information of Citizens as of and for the nine-month periods ended September 30, 2005 and 2006 has been derived from Citizens’ unaudited historical consolidated financial statements incorporated by reference in this proxy statement/prospectus.

In February 2006, Citizens entered into a definitive agreement to sell Electric Lightwave LLC (“ELI”), one of its subsidiaries, which sale was completed on July 31, 2006. In February 2005, Citizens entered into a definitive agreement to sell Conference Call USA, LLC (“CCUSA”), one of its subsidiaries, which sale was completed on March 15, 2005. In accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the results of operations of ELI and CCUSA have been classified as discontinued operations and all prior periods have been recast to give effect thereto.

Effective January 1, 2006, Citizens has applied the provisions of EITF No. 04-05, “Determining Whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,” to consolidate the financial condition and results of operations of Mohave Cellular Limited Partnership, in which Citizens has a 33% ownership interest and is the managing partner. As permitted, Citizens elected to apply EITF No. 04-05 retrospectively from the date of adoption, and all applicable periods have been recast to give effect thereto.

This information is only a summary and should be read in conjunction with management’s discussion and analysis of financial condition and results of operations of Citizens and the historical consolidated financial statements and notes thereto of Citizens incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

	Nine Months Ended September 30, (unaudited)		Year Ended December 31,
	2005	2006	2001 (unaudited)	2002 (unaudited)	2003 (audited)(5)	2004 (audited)	2005 (audited)
	(in thousands, except per share amounts)
Statement of operations information:
Revenue(1)	$1,499,678	$1,520,971	$2,224,312	$2,482,440	$2,268,561	$2,022,378	$2,017,041
Income (loss) from continuing operations before extraordinary expense and cumulative effect of changes in accounting principle(2)	116,178	190,067	5,209	(313,257)	71,879	57,064	187,942
Net income (loss)	125,594	280,644	(89,682)	(682,897)	187,852	72,150	202,375
Basic income (loss) per share of common stock from continuing operations before extraordinary expense and cumulative effect of changes in accounting principle(2)	0.34	0.59	(0.03)	(1.12)	0.26	0.19	0.56
Available for common shareholders per basic share	0.37	0.87	(0.38)	(2.43)	0.67	0.24	0.60
Available for common shareholders per diluted share	0.37	0.86	(0.38)	(2.43)	0.64	0.23	0.60
Cash dividends declared (and paid) per common share	0.75	0.75	—	—	—	2.50	1.00
Balance sheet information (at period end):
Total assets	6,466,142	6,215,593	10,561,081	8,153,078	7,457,939	6,679,899	6,432,735
Long-term debt	4,002,627	3,947,664	4,672,485	4,816,163	4,179,590	4,262,658	3,995,130
Equity units(3)	—	—	460,000	460,000	460,000	—	—
Company Obligated Mandatorily Redeemable Convertible Preferred Securities(4)	—	—	201,250	201,250	201,250	—	—
Stockholders’ equity	1,151,634	983,276	1,946,142	1,172,139	1,415,183	1,362,240	1,041,809

(1)	Represents revenue from continuing operations. Revenue from acquisitions contributed $569.8 million for the year ended December 31, 2001.
(2)	Extraordinary expense represents an extraordinary after tax expense of $43.6 million related to the discontinuance of the application of Statement of Financial Accounting Standards No. 71, “Accounting for the Effects of Certain Type of Regulation,” to Citizens’ local exchange telephone operations in 2001. The cumulative effect of changes in accounting principles represents the $65.8 million after tax non-cash gain resulting from the adoption of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” in 2003.
(3)	On August 17, 2004, Citizens issued common stock to equity unit holders in settlement of an equity purchase contract.
(4)	The consolidation of this item changed effective January 1, 2004 as a result of the adoption of FIN 46R, “Consolidation of Variable Interest Entities.”
(5)	Balance sheet data as of December 31, 2003 is unaudited.

Selected Historical Consolidated Financial Information of Commonwealth

The following selected historical consolidated financial information of Commonwealth as of and for each of the five fiscal years in the period ended December 31, 2005 has been derived from Commonwealth’s audited historical consolidated financial statements. The selected historical consolidated financial information as of December 31, 2005 and 2004 and for the three years ended December 31, 2005 is derived from the audited historical consolidated financial statements of Commonwealth incorporated by reference in this proxy statement/prospectus. The selected historical consolidated financial information as of December 31, 2003, 2002 and 2001 and for the two years ended December 31, 2002 is derived from the audited historical consolidated financial statements of Commonwealth not included in this proxy statement/prospectus. The financial statements for all of those periods were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The selected historical consolidated financial information of Commonwealth as of and for the nine-month periods ended September 30, 2005 and 2006 has been derived from Commonwealth’s unaudited historical consolidated financial statements incorporated by reference in this proxy statement/prospectus. This information is only a summary and should be read in conjunction with management’s discussion and analysis of financial condition and results of operations of Commonwealth and the historical consolidated financial statements and notes thereto of Commonwealth incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

	Nine Months Ended September 30, (unaudited)		Year Ended December 31,
	2005	2006	2001	2002	2003	2004	2005
	($ in thousands, except per share amounts)
Statement of operations information:
Sales	$250,331	$247,372	$306,614	$318,555	$335,722	$335,811	$333,856
Net income(1)	49,414	67,363	43,132	57,124	72,865	62,031	70,108
Diluted earnings per share(1)	1.94	2.52	1.84	2.42	2.92	2.60	2.71
Dividends per share	14.00	1.50	—	—	—	—	14.50
Balance sheet information (at period end):
Total assets(2)	542,835	562,716	564,604	554,039	851,653	783,431	555,394
Long-term debt, net of current maturities(3)	300,000	300,000	151,309	77,299	323,898	300,000	300,000
Total common shareholders’ equity(2)	45,514	67,659	165,516	220,990	262,729	265,930	55,865

(1)	In 2003, Commonwealth adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” which resulted in an after-tax non-cash gain of approximately $13.2 million, or $0.51 per diluted share. In 2006, Commonwealth recognized approximately $14.2 million, or $0.50 per diluted share, of income from the dissolution of the Rural Telephone Bank.
(2)	Commonwealth paid cash dividends of $305.0 million for the nine months ended September 30, 2005, $315.9 million for the year ended December 31, 2005, and $32.0 million for the nine months ended September 30, 2006.
(3)	In 2003, Commonwealth issued $300 million of 2003 3- 1/4% convertible notes due 2023 (the “2003 Commonwealth convertible notes”). In 2005, Commonwealth completed an exchange offer, whereby $63.9 million of the 2003 Commonwealth convertible notes were exchanged for an equivalent amount of its Series A 2005 3- 1/4% convertible notes due 2023.

Selected Unaudited Pro Forma Condensed Combined Financial Information

The following selected unaudited pro forma condensed combined financial information is based upon the historical consolidated financial information of Citizens and Commonwealth incorporated by reference in this proxy statement/prospectus, and has been prepared to reflect the merger based on the purchase method of accounting, with Citizens treated as the acquiror. The historical consolidated financial information has been adjusted to give pro forma effect to events that are directly attributable to the merger and factually supportable and, in the case of statement of operations information, that are expected to have a continuing impact. The selected unaudited pro forma condensed combined financial information is derived from the unaudited pro forma condensed combined financial statements contained in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Statements.” The unaudited pro forma condensed combined balance sheet information has been prepared as of September 30, 2006 and gives effect to the merger as if it had occurred on that date. The unaudited pro forma condensed combined statement of operations information, which has been prepared for the nine months ended September 30, 2006 and for the year ended December 31, 2005, gives effect to the merger as if it had occurred on January 1, 2005.

The unaudited pro forma condensed combined financial information is presented for informational purposes only. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the merger been completed at the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of Citizens after completion of the merger.

The unaudited pro forma condensed combined financial information does not give effect to any potential cost savings or other operating efficiencies that could result from the merger. In addition, Citizens’ cost to acquire Commonwealth will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of acquisition. The allocation is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the purchase price allocation pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information in this proxy statement/prospectus.

	Nine Months Ended September 30, 2006	Year Ended December 31, 2005
	($ in thousands, except per share amounts)
Statement of operations information:
Revenue	$1,768,343	$2,350,897
Income from continuing operations	187,105	164,767
Basic income per common share	0.55	0.46
Diluted income per common share	0.54	0.46

Balance sheet information (at period end):
Total assets	$7,834,270	N/A
Long-term debt	4,937,664	N/A
Stockholders’ equity	1,262,896	N/A

RISK FACTORS RELATING TO THE MERGER

In addition to the other information included and incorporated by reference in this proxy statement/prospectus, Commonwealth shareholders should consider carefully the matters described below in determining whether to adopt the merger agreement. Please also refer to the additional risk factors identified in the periodic reports and other documents of Citizens and Commonwealth incorporated by reference in this proxy statement/prospectus and listed under “Where You Can Find More Information.”

The exchange ratio for the stock portion of the merger consideration will not be adjusted in the event that the price of Citizens common stock declines before the merger is completed. As a result, the value of the shares of Citizens common stock at the time Commonwealth shareholders receive them could be less than the value of those shares today. In the merger, Commonwealth shareholders will be entitled to receive for each share of Commonwealth common stock owned by them a combination of $31.31 in cash and 0.768 shares of Citizens common stock. Citizens and Commonwealth will not adjust the exchange ratio for the portion of the merger consideration to be paid in Citizens common stock as a result of any change in the market price of Citizens common stock between the date of this proxy statement/prospectus and the date Commonwealth shareholders receive shares of Citizens common stock in exchange for their shares of Commonwealth common stock. The market price of Citizens common stock will likely be different, and may be lower, on the date Commonwealth shareholders receive their shares of Citizens common stock than the market price of Citizens common stock on the date of this proxy statement/prospectus. Differences in the market price of Citizens common stock may be the result of changes in the business, operations or prospects of Citizens, market reactions to the proposed merger, regulatory considerations, general market and economic conditions or other factors. If the market price of Citizens common stock declines after Commonwealth shareholders vote, the value of the stock portion of the merger consideration Commonwealth shareholders will be receiving will be less than the value of such consideration at the time of the vote.

The price of Citizens common stock may be affected by factors different from those affecting the price of Commonwealth common stock. Upon completion of the merger, holders of Commonwealth common stock will become holders of Citizens common stock. Citizens’ business and results of operations and the market price of Citizens common stock may be affected by factors different than those affecting Commonwealth’s business and results of operations and the market price of Commonwealth common stock. For a discussion of Citizens’ and Commonwealth’s businesses and certain factors to consider in connection with their businesses, see Citizens’ Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, Citizens’ Current Report on Form 8-K filed on November 6, 2006 and Commonwealth’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, each of which is incorporated by reference in this proxy statement/prospectus.

The integration of Citizens and Commonwealth following the merger may present significant challenges. Citizens may face significant challenges in combining Commonwealth’s operations into its operations in a timely and efficient manner and in retaining key Commonwealth personnel. The failure to integrate successfully Citizens and Commonwealth and to manage successfully the challenges presented by the integration process may result in Citizens not achieving the anticipated benefits of the merger.

Obtaining required approvals and satisfying closing conditions may delay or prevent completion of the merger. Completion of the merger is conditioned upon the receipt of certain governmental consents and approvals, including approval by the FCC and the Pennsylvania PUC. These consents and approvals may impose conditions on or require divestitures relating to the divisions, operations or assets of Citizens or Commonwealth. Such conditions or divestitures may jeopardize or delay completion of the merger or may reduce the anticipated benefits of the merger. Further, no assurance can be given that the required consents and approvals will be obtained or that the required conditions to closing will be satisfied. Even if all such consents and approvals are obtained, no assurance can be given as to the terms, conditions and timing of the consents and approvals or that they will satisfy the terms of the merger agreement. See “The Merger Agreement—Conditions to the Completion

of the Merger” for a discussion of the conditions to the completion of the merger and “The Merger—Regulatory Matters” for a description of the regulatory approvals necessary in connection with the merger.

Citizens will incur transaction, integration and restructuring costs in connection with the merger. Citizens and Commonwealth expect to incur costs associated with transaction fees and other costs related to the merger. Specifically, Citizens expects to incur approximately $20 million for transaction costs related to the merger, which costs are expected to be recorded as a component of the purchase price. In addition, Citizens will incur integration and restructuring costs following the completion of the merger as it integrates the businesses of Commonwealth with those of Citizens. Although Citizens expects that the realization of efficiencies related to the integration of the businesses will offset incremental transaction, integration and restructuring costs over time, Citizens cannot give any assurance that this net benefit will be achieved in the near term.

Commonwealth shareholders will have reduced ownership and voting interests after the merger and will exercise less influence over management of Citizens than currently exercised over management of Commonwealth. After the effective time of the merger, Commonwealth shareholders will own in aggregate a significantly smaller percentage of Citizens than they currently own of Commonwealth. Following completion of the merger, Commonwealth shareholders are expected to own approximately 5% of the outstanding shares of Citizens common stock (6% assuming conversion of Commonwealth’s outstanding 2003 3-1/4% convertible notes due 2023, which cannot be settled in cash, into shares of Commonwealth common stock in connection with the merger), based on the number of shares of Commonwealth common stock and Citizens common stock outstanding on the record date. Consequently, Commonwealth shareholders, as a general matter, will have less influence over the management and policies of Citizens than they currently exercise over the management and policies of Commonwealth.

Certain directors and executive officers of Commonwealth may have potential conflicts of interest in recommending that Commonwealth shareholders vote in favor of the adoption of the merger agreement. The interests of some of the directors and executive officers of Commonwealth may be different from those of Commonwealth shareholders generally, and directors and executive officers of Commonwealth may participate in arrangements that are different from, or in addition to, those of Commonwealth shareholders. These interests are described more fully under “The Merger—Interests of Commonwealth Directors and Executive Officers in the Merger” beginning on page 38. As a result of these interests, the directors and executive officers of Commonwealth may be more likely to support the adoption of the merger agreement than if they did not have these interests. Commonwealth shareholders should consider whether these interests may have influenced those individuals to recommend the adoption of the merger agreement. As of the close of business on the record date for the special meeting of Commonwealth shareholders, Commonwealth directors and executive officers beneficially owned and were entitled to vote, in the aggregate, approximately 0.5% of the shares of Commonwealth common stock then outstanding.

Whether or not the merger is completed, the pendency of the transaction could cause disruptions in the businesses of Commonwealth and Citizens, which could have an adverse effect on their businesses and financial results. These disruptions could include the following:

•	current and prospective employees may experience uncertainty about their future roles with the combined company, which might adversely affect Commonwealth’s and Citizens’ ability to retain or attract key managers and other employees;

•	current and prospective customers of Commonwealth or Citizens may experience variations in levels of services as the companies prepare for integration and may, as a result, choose to discontinue their service with either company or choose another provider; and

•	the attention of management of each of Commonwealth and Citizens may be diverted from the operation of the businesses toward the completion of the merger.

THE SPECIAL MEETING

Date, Time and Place

This proxy statement/prospectus is being mailed to Commonwealth shareholders on or about December 22, 2006 in connection with the solicitation of proxies by the board of directors of Commonwealth for use at the special meeting of Commonwealth shareholders to be held on January 25, 2007 at 3:00 p.m., local time, at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, and at any properly reconvened meeting following an adjournment or postponement thereof.

Purpose of the Special Meeting

Shareholders will consider and vote upon the proposal to adopt the merger agreement and to transact such other business as may properly come before the meeting or any properly reconvened meeting following an adjournment or postponement thereof.

The board of directors of Commonwealth has determined that the merger agreement and the merger are advisable and in the best interests of its shareholders. The board of directors of Commonwealth has approved the merger agreement and the merger and recommends that shareholders vote “FOR” the adoption of the merger agreement.

Record Date; Shares Entitled to Vote; Required Vote; Quorum

The close of business on December 19, 2006 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the special meeting and at any properly reconvened meeting following an adjournment or postponement thereof. At the close of business on the record date, there were outstanding 21,120,060 shares of Commonwealth common stock.

The adoption of the merger agreement requires the affirmative vote of a majority of the votes cast by all shareholders at the special meeting. Shareholders will be entitled to one vote for each share of Commonwealth common stock that they owned on the record date on all matters submitted for a vote at the special meeting.

The presence at the special meeting, in person or by proxy, of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast at the special meeting will constitute a quorum, which is necessary to hold the special meeting. Abstentions and broker non-votes are counted in determining whether a quorum is present. A broker non-vote occurs when a broker or other nominee holding shares for a beneficial owner does not receive voting instructions from the beneficial owner. Abstentions and broker non-votes, because they are not treated as votes cast, will have no effect on the vote for the proposal to adopt the merger agreement.

Shares Owned by Commonwealth Directors and Executive Officers

At the close of business on the record date, directors and executive officers of Commonwealth beneficially owned and were entitled to vote, in the aggregate, 112,699 shares of Commonwealth common stock, which represented approximately 0.5% of the shares of Commonwealth common stock outstanding on that date. The directors and executive officers of Commonwealth have informed Commonwealth that they intend to vote all of their shares of Commonwealth common stock “FOR” the adoption of the merger agreement.

Voting of Proxies

This proxy statement/prospectus is being sent to Commonwealth shareholders on behalf of the board of directors of Commonwealth for the purpose of requesting that you allow your shares of Commonwealth common stock to be represented by the persons named in the enclosed proxy card. All shares of Commonwealth common stock represented at the special meeting by properly executed proxy cards will be voted in accordance with the instructions indicated on that proxy. If you sign and return a proxy card without giving voting instructions, your shares will be voted “FOR” the adoption of the merger agreement, as recommended by the board of directors of Commonwealth.

If you hold shares of record as a registered shareholder, please follow the voting instructions included on the enclosed proxy card.

If you hold shares in Commonwealth’s 401(k) plan and/or employee stock purchase plan, your proxy will also serve as voting instructions to the trustee of the 401(k) plan and/or the trustee of the employee stock purchase plan, as applicable. Please follow the voting instructions included on the enclosed proxy card. To allow sufficient time for voting by the applicable plan trustee, your voting instructions must be received by 5:00 p.m., Eastern time, January 22, 2007.

If your shares are held in “street name,” which means your shares are held of record by a broker, you will need to obtain instructions from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. Many such firms make telephone and/or Internet voting available, but the specific processes available will depend on those firms’ individual arrangements.

Even if you plan to attend the special meeting, Commonwealth recommends that you submit your proxy so that your vote will be counted should you later decide not to attend the meeting. In addition, please note that if your shares are held in “street name” and you wish to vote in person at the special meeting, you must bring to the special meeting a proxy from the record holder of the shares authorizing you to vote at the special meeting or, if you wish to attend the special meeting without voting in person, you must bring to the special meeting a copy of a brokerage statement reflecting stock ownership as of the record date.

Commonwealth does not expect that any matter other than the proposal to adopt the merger agreement will be brought before the special meeting. If, however, any other matter is properly presented at the special meeting or any properly reconvened meeting following an adjournment or postponement of the special meeting, the persons named as proxies in the proxy card will use their own judgment to determine how to vote your shares.

Revocation of Proxies

You may revoke your proxy at any time prior to the time the vote is taken at the special meeting. To revoke your proxy, you must either submit a signed notice of revocation to Commonwealth’s Corporate Secretary at the address set forth on page 83, submit a later-dated proxy or attend the special meeting and vote your shares in person. Attendance at the special meeting does not by itself constitute revocation of a proxy. If you hold shares in Commonwealth’s 401(k) plan or employee stock purchase plan, you may change your voting instructions to the applicable plan trustee by submitting a new valid proxy bearing a later date by the Internet, telephone or mail. To allow sufficient time for voting by the applicable plan trustee, any changes in your voting instructions must be received by 5:00 p.m., Eastern time, January 22, 2007. If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker in accordance with the procedures established by it. Please contact your broker and follow its directions in order to change your vote.

Solicitation of Proxies

Commonwealth and Citizens will each pay one-half of the fees and expenses, other than attorneys’ and accounting fees and expenses, incurred in relation to the printing, filing and distribution of this proxy statement/prospectus and the proxy cards to Commonwealth shareholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Commonwealth common stock beneficially owned by others to forward to such beneficial owners. Persons representing beneficial owners of Commonwealth common stock may be reimbursed for their costs of forwarding solicitation materials to such beneficial owners. In addition to soliciting proxies by mail, directors, officers or employees of Commonwealth and Citizens may solicit proxies personally and by telephone, email or otherwise. None of these persons will receive additional or special compensation for soliciting proxies.

Commonwealth has retained D.F. King & Co., Inc. to assist in the solicitation of proxies for the special meeting and to verify the records relating to the solicitations. D.F. King & Co., Inc. will be paid a retainer fee of $14,000 and additional fees based upon actual services provided, plus reimbursement of its out-of-pocket expenses.

THE COMPANIES

Citizens

Citizens is a full-service communications provider and one of the largest local exchange telephone carriers in the country. Citizens is typically the dominant incumbent carrier in the markets it serves and provides the last mile of telecommunications services to residential and business customers in these markets. Under the Frontier Communications Solutions brand name, Citizens offers television, telephone and Internet services, as well as bundled offerings, ESPN360 streaming video, security solutions and specialized bundles for residences, small business and home offices.

The services that Citizens provides include access, local and long distance services, data and Internet services, directory services and television services. Through its access services, Citizens allows other carriers the use of Citizens’ facilities to originate and terminate their long distance voice and data traffic. Citizens also allows certain carriers and high-volume commercial customers access to dedicated high-capacity circuits. Through its local services, Citizens provides basic and enhanced telephone wireline access services to residential and non-residential customers. Through its long distance services, Citizens offers its local services customers the opportunity to obtain both local and long distance calling service from Citizens. Citizens’ data and Internet services offer customers a range of Internet access and data transfer options. Citizens’ directory services involve the provision of white and yellow pages directories of residential and business listings. Citizens provides television services in partnership with a satellite television provider.

Citizens is a Delaware corporation with its executive offices at 3 High Ridge Park, Stamford, Connecticut 06905. Its telephone number is (203) 614-5600.

Commonwealth

Commonwealth is a telecommunications company providing telephony and related services in Pennsylvania markets as a RLEC. Commonwealth provides these RLEC services through its subsidiary Commonwealth Telephone Company, and is the nation’s seventh largest publicly held independent local exchange carrier. Commonwealth also operates, through its subsidiary CTSI, LLC, as a competitive local exchange carrier in three regional Pennsylvania markets that border its RLEC markets, which are referred to as “edge-out” markets. In addition, Commonwealth owns and operates other telecommunications-related support businesses that operate in deregulated segments of the telecommunications industry and support the operations of its two primary operations. These businesses are epix® Internet Services, one of the Northeast’s largest rural dial-up Internet service providers, and Commonwealth Communications, a provider of telecommunications equipment and facilities management services.

Commonwealth is a Pennsylvania corporation with its executive offices at 100 CTE Drive, Dallas, Pennsylvania 18612. Its telephone number is (570) 631-2700.

CF Merger Corp.

CF Merger Corp. is a wholly owned subsidiary of Citizens. CF Merger Corp. was organized on September 13, 2006 solely for the purpose of effecting the merger with Commonwealth. CF Merger Corp. has not carried on any activities other than in connection with the merger agreement.

CF Merger Corp. is a Delaware corporation with its executive offices at 3 High Ridge Park, Stamford, Connecticut 06905. Its telephone number is (203) 614-5600.

THE MERGER

Background to the Merger

In February 2006, at the request of its board of directors, senior management of Commonwealth began to undertake a review of the long-term strategic plan of the company.

In connection with this review, on April 18, 2006 and April 19, 2006, senior management of Commonwealth met with representatives of several investment banks, including Evercore, to discuss strategic options for the company.

On May 18, 2006, at a meeting of the board of directors of Commonwealth, Mr. Michael J. Mahoney, the president and chief executive officer of Commonwealth, made a presentation on the strategic direction of the company. Mr. Mahoney reviewed with the board, among other things, the organization and performance of various operating groups, the operating strategies being considered by such groups and the potential impact such strategies may have on the financial results and share price of the company. He also updated the board on recent RLEC industry trends pertaining to, among other things, the competitive landscape and consolidation and discussed with the board various strategic alternatives available to the company. Mr. Mahoney recommended that the company engage a financial advisor to explore and evaluate potential strategic opportunities. The board unanimously agreed with Mr. Mahoney’s recommendation and authorized senior management to engage a financial advisor in connection with its strategic evaluation of the business.

On May 23, 2006, Mr. Mahoney met with representatives of Evercore to discuss strategic opportunities for Commonwealth and the possible retention of Evercore as Commonwealth’s financial advisor.

On June 7, 2006, Mr. Mahoney contacted representatives of Evercore to inform them that Commonwealth intended to engage Evercore as Commonwealth’s financial advisor in connection with its review of strategic opportunities, subject to review of such engagement with the board.

Between June 15, 2006 and June 19, 2006, representatives of Commonwealth or Evercore contacted Citizens and three other companies that were considered likely to be interested in a strategic acquisition of Commonwealth and able to offer the highest value due to, among other things, expected synergies.

On June 21, 2006, at a telephonic meeting of the board of directors of Commonwealth, Mr. Mahoney reviewed with the board the proposed engagement of Evercore as financial advisor. It was noted that one of the company’s directors, Mr. John R. Birk, is a member of the board and chairman of a company controlled by private equity funds affiliated with Evercore Partners Inc. (“EVR”), the parent entity of Evercore, and has from time to time served as a consultant to such funds. It was further noted that as a result of his relationship to these EVR affiliated funds, Mr. Birk is afforded an opportunity to invest in, and co-invest with, such funds. After giving the directors the opportunity to ask questions, Mr. Birk excused himself from the meeting. The directors then discussed any potential conflict of interest issues, and following those discussions, the board approved the engagement of Evercore as Commonwealth’s financial advisor. Over the next few weeks, Commonwealth and Evercore finalized the terms of the engagement and subsequently entered into a letter of engagement dated July 12, 2006.

Following the board meeting on June 21, 2006 and over the following weeks, representatives of Commonwealth and Evercore had numerous meetings, telephone conferences and other correspondence with representatives of Citizens and two of the other companies that had been contacted (referred to below as Party X and Party Y) and their respective advisors. The fourth company that had been contacted by representatives of Evercore indicated that it was not interested in pursuing a transaction at the time.

During this period each of Citizens, Party X and Party Y (each of which is referred to as a bidder or a potential bidder) entered into a confidentiality agreement with Commonwealth, and thereafter each began a due diligence investigation of Commonwealth. As part of this process, senior management of Commonwealth held management presentations for representatives of Party X, Citizens and Party Y on July 13, 2006, July 14, 2006 and July 24, 2006, respectively. Commonwealth also made available to each potential bidder due diligence information and materials through an electronic data room and other means.

Each potential bidder was invited to submit a preliminary indication of interest to acquire Commonwealth on July 31, 2006. The deadline for submission by Party Y was extended to August 7, 2006 due to Party Y’s late involvement in the process.

On July 27, 2006, at a regular meeting of the board of directors of Citizens, management of Citizens apprised the board of the potential transaction with Commonwealth. The board of directors of Citizens authorized management to continue its evaluation of the transaction.

On July 31, 2006, Citizens submitted a preliminary indication of interest to acquire Commonwealth for consideration payable 50% in cash and 50% in Citizens’ common stock. On the same day, Party X submitted a preliminary indication of interest to acquire Commonwealth payable partly in cash and partly in Party X’s common stock.

On August 2, 2006, on behalf of Commonwealth, Evercore sent a letter to each of Citizens and Party X, inviting each such party to submit a binding offer for the acquisition of 100% of the shares of Commonwealth on August 23, 2006 (which deadline was subsequently extended to September 8, 2006). The letter stated that Commonwealth had a strong preference that the stock component (if any) of the consideration be valued at the time of closing. The letter also set forth other guidelines for the bid submission.

On August 7, 2006, Party Y submitted a preliminary indication of interest to acquire Commonwealth in an all-cash transaction. On August 9, 2006, on behalf of Commonwealth, Evercore sent a letter to Party Y inviting Party Y to submit a binding offer for the acquisition of 100% of the shares of Commonwealth on September 8, 2006.

On August 9, 2006, at a meeting of the board of directors of Commonwealth, Mr. Mahoney updated the board on various developments in the strategic process since the last board meeting, including the identities of potential bidders and the terms of their respective preliminary indications of interest. At an executive session among the independent directors, the independent directors discussed certain benefits arrangements that had been discussed by the Compensation/Pension Committee of the board (the “Compensation Committee”), namely, a change in control agreement for Mr. Mahoney, a severance plan for certain key executives and an amendment of the performance-based restricted stock unit agreements. In addition, the independent directors discussed putting in place a cash bonus pool that could be awarded to selected employees at the board’s sole discretion, including for their contributions to the strategic process. The independent directors agreed that these benefit arrangements were appropriate given the current strategic direction of Commonwealth.

In early August 2006, Commonwealth provided a form of merger agreement to each potential bidder relating to the proposed transaction. The same form of merger agreement, providing for a cash/stock transaction, was sent to each of Citizens and Party X. A second form of merger agreement, providing for an all-cash transaction, was sent to Party Y. Each potential bidder was asked to submit, together with its bid, a markup of the merger agreement in a form that such bidder would be prepared to execute. Each potential bidder was encouraged to discuss potential contract issues with representatives of Davis Polk & Wardwell, legal counsel to Commonwealth, prior to the submission of its bid.

Prior to their bid submissions, Citizens and Party Y and/or their respective legal counsel engaged in discussions with representatives of Davis Polk & Wardwell on the form of merger agreement. In addition to oral discussions, Citizens submitted a written markup of the merger agreement on August 28, 2006 and, following discussions between Davis Polk & Wardwell and Cravath, Swaine & Moore LLP, legal counsel to Citizens,

Citizens submitted a revised version of the markup with its bid on September 8, 2006. Party Y submitted a written markup of the merger agreement on September 6, 2006 and a revised version of the markup on September 8, 2006.

Prior to its bid submission, Party X did not initiate any oral discussions on, or submit a written markup of, the form of merger agreement.

Each potential bidder continued to conduct due diligence on Commonwealth during the period prior to submission of bids on September 8, 2006. In response to requests by potential bidders, Commonwealth provided additional due diligence materials and arranged site visits and meetings with its key personnel.

In early August 2006, Commonwealth and its financial advisor and legal counsel began conducting a reverse due diligence investigation of each of Citizens and Party X. An initial due diligence request list was sent to each of Citizens and Party X, requesting that Commonwealth be provided with various information and materials. Commonwealth also requested that meetings be arranged between senior management of Commonwealth and senior management of Citizens and Party X, respectively.

On August 23, 2006, senior management of Commonwealth and Commonwealth’s financial advisor and legal counsel attended a management presentation held by senior management of Party X. Several days after this management presentation, during which senior management of Commonwealth stated a preference for an all-cash transaction, representatives of Party X called to inform Commonwealth that they intended to submit an all-cash offer. The form of merger agreement providing for an all-cash transaction was sent to Party X.

On August 25, 2006, the board of directors of Citizens had a meeting during which the board was advised of the continuing discussions regarding the potential acquisition of Commonwealth. The representative of Cravath, Swaine & Moore LLP reviewed with the directors their fiduciary duties. The board then explored with management and representatives of Citigroup, financial advisor to Citizens, the strategic rationale for an acquisition of Commonwealth, potential valuation ranges for a transaction and a plan for moving forward with mutual due diligence and negotiations. At the conclusion of the meeting, the board expressed support for continuing discussions regarding a potential acquisition of Commonwealth.

On September 6, 2006, senior management of Commonwealth and Commonwealth’s financial advisor and legal counsel attended a management presentation held by senior management of Citizens. During August and September 2006, Commonwealth and its financial advisor and legal counsel reviewed publicly available information regarding Citizens, materials provided by Citizens in response to Commonwealth’s initial due diligence request and other materials provided by Citizens in response to Commonwealth’s follow-up due diligence requests.

On September 7, 2006 and September 8, 2006, representatives of Evercore received unsolicited phone calls from representatives of another investment bank, who sought to determine whether Evercore was representing Commonwealth in a strategic process and indicated that their client (referred to as Party Z below) might be interested in a potential transaction with Commonwealth.

At the September 7, 2006 meeting of the board of directors of Citizens, management of Citizens reviewed with the board the status of the discussions with Commonwealth and its advisors, including the terms of the potential transaction, the timing considerations and the results of the due diligence conducted on Commonwealth. Management of Citizens and representatives of Citigroup also reviewed business and financial information regarding Commonwealth and strategic and operational considerations relating to the potential transaction. Following discussion, the board authorized management to proceed with an offer to acquire Commonwealth.

On September 8, 2006, Commonwealth received three bids to acquire the company. Citizens submitted an offer to acquire Commonwealth for per share consideration consisting of $30.75 in cash and 0.758 shares of

Citizens common stock. Based on the closing price of Citizens common stock on September 8, 2006 of $13.53, Citizen’s offer had a value of $41.00 per share. Citizens’ offer was accompanied by a copy of its financing commitment letter. Party X and Party Y each submitted an all-cash bid to acquire Commonwealth.

Commonwealth’s senior management and representatives of its financial advisor and legal counsel evaluated the terms and conditions of each bid. Among other things, they considered the type of consideration being offered by each bidder, the fact that Citizens’ bid included a stock component at a fixed exchange ratio and the changes proposed by the markups of the merger agreement.

Over the following three days, representatives of Commonwealth senior management and Evercore engaged in discussions with representatives of each bidder or their financial advisors to discuss their respective offers, and representatives of Davis Polk & Wardwell contacted the legal counsel for Party X to discuss certain contract issues raised by Party X’s markup of the merger agreement.

On September 11, 2006, The Wall Street Journal reported that Commonwealth was engaged in an auction process. On the same day, Commonwealth issued a press release announcing that it had retained Evercore as its financial advisor in connection with a review of strategic opportunities.

On September 11, 2006, prior to the board meeting referred to in the following paragraph, Party Y’s financial advisor contacted Evercore on behalf of Party Y and orally increased Party Y’s offer to acquire Commonwealth.

On September 11, 2006, a meeting of the board of directors of Commonwealth was held to discuss the status of the strategic review process. At the meeting, Mr. Mahoney reviewed with the board the history of the process undertaken by the company to explore its strategic opportunities and gave a brief overview of the three bids received. Representatives of Davis Polk & Wardwell gave a presentation on the fiduciary duties of the directors. Representatives of Evercore gave a financial presentation, including an analysis of the relative financial terms of the bids received on September 8, 2006, the status of ongoing discussions with the bidders and the revised offer received from Party Y on September 11, 2006. Representatives of Davis Polk & Wardwell gave a presentation on key contract issues raised by the bidders’ respective markups of the form of merger agreement. Following discussion, the board of directors of Commonwealth directed management to continue the process of clarifying the bids.

Over the next three days, representatives of Commonwealth senior management and Evercore continued to have conversations with representatives of senior management or the financial advisors of each bidder, and representatives of Davis Polk & Wardwell continued to have conversations with representatives of Cravath, Swaine & Moore LLP, Citizens’ legal counsel. During the discussions between representatives of Evercore and Citigroup, Citizens’ financial advisor, representatives of Evercore reiterated the request that Citizens provide value protection with respect to the stock portion of the consideration being proposed by Citizens. Representatives of Citigroup indicated a reluctance on the part of Citizens to do so.

On September 12, 2006, representatives of Commonwealth and Citizens and their respective legal counsel discussed certain contract issues raised by Citizens’ markup of the merger agreement, and representatives of Evercore and Citigroup discussed a possible revised offer with a value of $41.50 per share.

On September 12, 2006, Evercore received an unsolicited letter from Party Z indicating a per share price (which was lower than Citizens’ then outstanding offer) Party Z believed it would be able to offer to acquire Commonwealth in an all-cash transaction. Party Z also indicated that it would be willing to include a large stock component to the extent desired by Commonwealth. This nonbinding expression of interest indicated that it was subject to a number of conditions, including completion by Party Z of its due diligence investigation of Commonwealth.

On the evening of September 12, 2006, Mr. Mahoney spoke with the chief executive officer of Party Y regarding the possibility of a further improved offer from Party Y. The next morning, Party Y again increased its offer to acquire Commonwealth and indicated that this was its best and final offer.

On September 13, 2006, following a series of discussions, Citigroup orally informed representatives of Evercore that Citizens would increase its offer to acquire Commonwealth. On the evening of September 13, 2006, Commonwealth received a letter from Citizens that set forth a revised offer to acquire Commonwealth for per share consideration consisting of $31.31 in cash and 0.7571 shares of Citizens’ common stock, which had a total value of $41.75 per share based on Citizens’ closing share price of $13.79 on September 13, 2006 and a total value of $41.60 per share based on the average closing price of Citizens common stock during the 20 trading day period ended on September 13, 2006. The letter was accompanied by a revised markup of the merger agreement and a copy of Citizens’ revised financing commitment letter.

Commonwealth’s senior management and its financial advisor and legal counsel discussed and evaluated the terms and conditions of Citizens’ revised offer, including in comparison to the offer submitted by Citizens on September 8, 2006 and the offers received from the other bidders and the unsolicited letter of interest. Specifically, it was noted that Citizens’ offers of September 8, 2006 and September 13, 2006 valued Citizens’ common stock at different prices — the September 8 offer valued Citizens’ common stock at $13.53, which was equal both to the closing price on September 8 and to the average closing share price during the 20 trading day period ended on September 8, while the September 13 offer valued Citizens’ common stock at $13.79 per share, which was the closing price on September 13 but was $0.01 below the highest closing share price during the 20 trading day period ended on September 13. A decision was made to ask Citizens to revise the exchange ratio of the stock component of its offer, which Commonwealth believed should be based on the average closing price of Citizens’ common stock during the 20 trading day period ended on September 13. Representatives of Evercore contacted representatives of Citigroup and communicated this request. Phone calls were exchanged among financial advisors and legal counsel of Commonwealth and Citizens to discuss this issue and certain other issues.

On the morning of September 14, 2006, Citizens’ financial advisor indicated that Citizens would be willing to revise its offer as requested by Commonwealth if Citizens’ proposed changes to the termination rights, termination fee and no shop provisions of the merger agreement were acceptable to Commonwealth. Legal counsel to Commonwealth and Citizens proceeded to discuss provisions of the merger agreement relating to Commonwealth’s ability to terminate the merger agreement in favor of a superior proposal, the circumstances under which a termination fee would be payable by Commonwealth, the amount of termination fee and other relevant matters. Following such discussions, in which the respective legal counsel reached preliminary agreement on certain contract issues, Citizens revised its offer to acquire Commonwealth to an offer at a per share consideration consisting of $31.31 in cash and 0.768 shares of Citizens’ common stock, for a total value of $41.75 based on Citizens’ average closing price of $13.59 during the 20 trading day period ended on September 13, 2006.

Later on the morning of September 14, 2006, a meeting of the board of directors of Commonwealth was held to discuss the status of the strategic review process. Mr. Mahoney reported to the board that Commonwealth received an unsolicited letter of interest from Party Z to acquire Commonwealth, subject to due diligence, in an all-cash transaction and that since the last board meeting senior management of Commonwealth and representatives of Evercore and Davis Polk & Wardwell had had several conversations with Citizens and the other bidders and their advisors. Representatives of Davis Polk & Wardwell reviewed with the directors their fiduciary duties. Representatives of Evercore reviewed with the board the proposed terms of Party Z’s letter of interest and gave a presentation on the financial analysis of a potential transaction with Party Z, including the pro forma leverage ratios of the combined company at various acquisition prices and the mix of cash/stock consideration at various leverage ratios. Representatives of Evercore updated the board on their discussions with each of the three original bidders since the last board meeting, including the terms of the revised offers from Citizens and Party Y and the fact that Party X had not revised its offer. Representatives of Davis Polk & Wardwell then updated the board on their discussions with Citizens’ legal counsel on certain contract issues, including their preliminary agreement on the no-shop provisions and termination provisions in light of Citizens’ revised offer. Representatives of Evercore noted the fact that Party Z’s price was below that offered by Citizens, that Party Z’s proposed acquisition of Commonwealth would result in a highly leveraged combined company and that it would likely take several weeks for Party Z to conduct its due diligence, negotiate a merger agreement and obtain committed financing for the transaction. The board of directors of Commonwealth also discussed the potential risk that the high leverage of the combined company could present significant risk in obtaining required regulatory approvals. At the conclusion of the meeting, Commonwealth’s senior management recommended to the board that Commonwealth proceed to negotiate a definitive merger agreement and related documentation with Citizens. The board directed senior management to do so.

Between September 14, 2006 and September 17, 2006, Commonwealth and Citizens and their respective advisors continued to negotiate the terms of the merger agreement and related documentation.

On September 16, 2006, a meeting of the board of directors of Citizens was held to consider the proposed transaction. At the meeting, the management updated the board on the status of the negotiations and presented again the operational and financial case for the proposed acquisition. The meeting also included presentations by Citizens’ legal counsel and financial advisor. After further discussion, the board of directors voted to approve the merger agreement and the transactions contemplated by the merger agreement.

On September 16, 2006, a meeting of the board of directors of Commonwealth was held to consider the proposed transaction with Citizens. Mr. Mahoney reported to the board the status of negotiation of a definitive merger agreement between Commonwealth and Citizens and informed the board that Citizens’ board of directors had approved the proposed transaction. Representatives of Davis Polk & Wardwell gave a presentation with respect to the fiduciary duties of the board. Mr. Mahoney led a discussion on various change of control arrangements contemplated in connection with the proposed transaction. Representatives of Evercore informed the board that over the past few days they were approached by two entities inquiring about the possibility of a strategic transaction with Commonwealth, but that neither of those inquiries resulted in substantive discussions or a specific proposal. Representatives of Evercore reviewed for the board its financial analysis of the proposed transaction and stated that, if requested by the board, on and as of that date Evercore was prepared to render an opinion to the board that, based upon and subject to the assumptions made, matters considered and limits of Evercore’s review (which were described to the board), the merger consideration to be received by holders of common stock of Commonwealth pursuant to the merger agreement with Citizens is fair, from a financial point of view, to such shareholders. Representative of Davis Polk & Wardwell reviewed for the board the terms and conditions of the proposed merger agreement. The board considered and discussed the proposed terms and conditions of the transaction with Citizens and various factors relevant to whether Commonwealth should engage in that transaction. Thereafter, the board agreed to reconvene the next morning.

Immediately following the September 16, 2006 meeting of the board of directors of Commonwealth, a meeting of the Compensation Committee of the board of directors of Commonwealth was held. At that meeting, the Compensation Committee approved certain change in control and compensation arrangements contemplated in connection with the proposed transaction.

On September 17, 2006, a meeting of the board of directors of Commonwealth was held to consider the proposed transaction with Citizens. Representatives of Davis Polk & Wardwell advised the board of its fiduciary duties. At the request of the board, representatives of Evercore rendered to the board Evercore’s oral opinion, which was subsequently confirmed in writing dated September 17, 2006, that as of September 17, 2006, based upon and subject to the assumptions made, matters considered and limits of Evercore’s review, the merger consideration to be received by holders of common stock of Commonwealth pursuant to the merger agreement is fair, from a financial point of view, to such holders. Following consideration and discussion of the proposed terms and conditions of the merger agreement, and after considering a number of factors, including those set forth under “— Reasons for the Merger and Recommendation of the Commonwealth Board of Directors,” the

board approved the merger agreement and determined that the merger agreement and the merger are advisable and in the best interests of Commonwealth shareholders.

Later that day, Commonwealth and Citizens executed and delivered the merger agreement and the related schedules.

On the morning of September 18, 2006, Commonwealth and Citizens issued a joint press release announcing the signing of the merger agreement.

Reasons for the Merger and Recommendation of the Commonwealth Board of Directors

The board of directors of Commonwealth consulted with Commonwealth’s senior management and its financial advisor and legal counsel in reaching its decision to approve the merger agreement and the merger and to recommend that Commonwealth shareholders vote “FOR” the adoption of the merger agreement.

In reaching its decision to approve the merger agreement and the merger, and to recommend that Commonwealth shareholders vote to adopt the merger agreement, the board of directors of Commonwealth considered a number of factors, including the following:

•	the familiarity of the board of directors with, and presentations by Commonwealth’s senior management regarding, the business, operations, financial condition, competitive position, business strategy and growth opportunities and prospects of Commonwealth (as well as the risks involved in achieving those opportunities and prospects);

•	the short-term and long-term risks of Commonwealth remaining independent, particularly in light of the increasing competition Commonwealth is facing;

•	the financial value of Citizens’ offer, including the fact that the per share merger consideration consisting of a cash payment of $31.31, without interest, and 0.768 shares of Citizens common stock:

–	had an aggregate value of $41.72 per share based on the closing price of Citizens common stock of $13.55 on September 15, 2006, which represented:

•	a premium of approximately 17.2% over the closing price of Commonwealth common stock on September 8, 2006, the last trading day prior to the issuance by Commonwealth of a press release stating that it had retained Evercore in connection with its review of strategic opportunities;

•	a premium of approximately 22.9% over the closing price of Commonwealth common stock 20 trading days prior to September 8, 2006, or August 11, 2006;

•	a premium of approximately 26.5% over the closing price of Commonwealth common stock 60 trading days prior to September 8, 2006, or June 15, 2006;

–	had an aggregate value of $41.76 per share based on the 20-trading-day average closing price of Citizens common stock of $13.61 through September 15, 2006, which represented:

•	a premium of approximately 17.3% over the closing price of Commonwealth common stock on September 8, 2006;

•	a premium of approximately 23.0% over the closing price of Commonwealth common stock 20 trading days prior to September 8, 2006, or August 11, 2006;

•	a premium of approximately 26.6% over the closing price of Commonwealth common stock 60 trading days prior to September 8, 2006, or June 15, 2006;

•	the financial presentation of Evercore, including the oral and written opinion of Evercore that, as of September 17, 2006 and based on and subject to various assumptions made, matters considered and limitations set forth in the opinion, the merger consideration to be received by Commonwealth shareholders pursuant to the merger agreement is fair, from a financial point of view, to such shareholders;

•	the results of financial, legal and operational due diligence on Citizens performed by Commonwealth’s senior management and its financial advisor and legal counsel, including Citizens’ historical share price performance;

•	the pros and cons of the merger consideration consisting of both cash and Citizens common stock, including the fact that:

–	the stock component of the merger consideration permits Commonwealth shareholders to participate in any future increases or decreases in the value of the combined company through ownership of Citizens common stock (including as a result of the expected synergies from the merger being realized or not being realized);

–	the stock component of the merger consideration is at a fixed exchange ratio, and therefore its value may fluctuate between the date of the merger agreement and the closing;

–	Citizens had been unwilling to provide value protection on the stock component of the merger consideration, but had increased the cash portion of the merger consideration and the exchange ratio for the stock portion of the merger consideration;

–	subject to limited exceptions, the merger agreement does not restrict the operation of Citizens’ business between signing and closing, and therefore Commonwealth has limited ability to influence decisions during this period that could affect the value of the stock component of the merger consideration; and

–	the merger will be a taxable transaction for United States federal income tax purposes, and therefore Commonwealth shareholders will not receive any portion of the merger consideration on a tax-free basis;

•	Commonwealth’s senior management and Evercore had conducted a strategic review process where:

–	four entities that were considered most likely to be interested in an acquisition of Commonwealth and most likely to offer the highest value (due to, among other things, expected synergies) were identified and invited to submit bids to acquire Commonwealth;

–	Commonwealth received multiple bids and revisions of bids;

–	Commonwealth believed that it had obtained the highest consideration the various bidders, including Citizens, were prepared to offer;

•	the financial and other terms of the final offer of each of the three bidders that submitted final bids and the terms of the letter of interest received on an unsolicited basis, and the fact that the Citizens offer provided for the highest per share value of the four;

•	although Commonwealth received several unsolicited inquiries and one unsolicited written letter of interest in acquiring Commonwealth following the article in The Wall Street Journal relating to Commonwealth’s strategic review process and Commonwealth’s issuance of a press release announcing that it had retained Evercore as financial advisor:

–	other than the one unsolicited letter of interest, none of these inquiries resulted in substantive discussions or a specific proposal;

–	the proposal in the unsolicited letter of interest was at a lower valuation than the Citizens offer and presented a number of issues, including the fact that the combined company would be highly leveraged which, among other things, would significantly increase the risk that required regulatory approvals would not be obtained; and

–

to pursue an alternative transaction would result in significant delays in order to allow a potential buyer to conduct due diligence, obtain financing and negotiate a merger agreement; this delay would jeopardize Commonwealth’s ability to enter into an agreement with respect to the Citizens offer, which the board viewed as attractive, and there was no indication that pursuing such an alternative transaction would lead to a proposal with greater value or certainty of completion than the Citizens offer;

•	the terms of the merger agreement regarding Commonwealth’s ability, under certain circumstances and subject to certain conditions more fully described under “The Merger Agreement—No Solicitation,” to furnish information to and conduct negotiations with third parties regarding other proposals, including:

–	Commonwealth is permitted to furnish nonpublic information to and enter into discussions or negotiations with a third party in connection with an unsolicited proposal for an acquisition of Commonwealth if, in either case, the board determines in good faith, after consultation with its outside legal counsel and financial advisors, that to disclose such information or engage in such discussions or negotiations would be reasonably likely to result in a superior proposal;

–	the board of directors of Commonwealth may, after consultation with its outside legal counsel and financial advisors, withdraw or modify in a manner adverse to Citizens its recommendation in favor of the merger or recommend another acquisition proposal if a superior proposal is pending and Citizens has been given five business days to match such superior proposal;

–	the board of directors of Commonwealth may, after consultation with its outside legal counsel and financial advisors, withdraw or modify in a manner adverse to Citizens its recommendation in favor of the merger if it determines in good faith that a material adverse effect on Citizens has occurred and that the taking of such action is consistent with the directors’ fiduciary duties under applicable law; and

–	except as set forth in the preceding two sub-bullet points, the board of directors of Commonwealth is not permitted to withdraw or modify in a manner adverse to Citizens its recommendation in favor of the merger;

•	the terms of the merger agreement regarding the circumstances under which a termination fee is payable by Commonwealth and the amount of that termination fee ($37 million);

•	the other terms of the merger agreement, including the conditions to closing and the circumstances under which each party has the right to terminate the merger agreement;

•	the likelihood and anticipated timing of the receipt of required regulatory approvals for the merger and the completion of the merger;

•	the financing commitment obtained by Citizens and the fact that the closing is not conditioned upon the receipt of financing by Citizens;

•	certain interests of Commonwealth’s directors and executive officers that may be different from their interests as Commonwealth shareholders, as more fully described in “— Interests of Commonwealth Directors and Executive Officers in the Merger;” and

•	the impact the merger may have on other constituents of Commonwealth, including employees and customers of Commonwealth and the communities in which Commonwealth and its subsidiaries operate.

The foregoing discussion of the information and factors considered by the board of directors of Commonwealth is not exhaustive. In view of the wide variety of factors, both positive and negative, considered by the board of directors of Commonwealth, the board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise seek to assign relative weights to the specific factors that it considered in reaching its determination that the merger agreement and the merger are advisable and in the best interests of Commonwealth shareholders. Rather, the board of directors of Commonwealth viewed its determinations as being based upon the judgment of its members, in light of the totality of the information presented and considered, including the knowledge of such directors of Commonwealth’s business, financial condition and prospects and the advice of its financial advisor and legal counsel. In considering the factors described above, individual members of the board of directors of Commonwealth may have given different weights to different factors and may have applied different analyses to each of the material factors considered by the Commonwealth board of directors.

After careful consideration, the board of directors of Commonwealth has determined that the merger agreement and the merger are advisable and in the best interests of Commonwealth shareholders, has approved the merger agreement and the merger and recommends that Commonwealth shareholders vote “FOR” the adoption of the merger agreement.

Opinion of Evercore Group L.L.C.

In July 2006, Commonwealth engaged Evercore to act as its financial advisor in connection with a review of its strategic opportunities. At a meeting of the board of directors of Commonwealth on September 16, 2006, Evercore presented to the board Evercore’s financial analyses with respect to the fairness, from a financial point of view, of the proposed merger consideration to Commonwealth shareholders. In the course of this presentation, the members of the board were reminded or informed of the material assumptions that Evercore made in carrying out its analyses, the matters considered by Evercore and the limits of Evercore’s review. At a meeting of the board of directors of Commonwealth on September 17, 2006, Evercore orally rendered its opinion to the board, which oral opinion was subsequently confirmed in writing dated September 17, 2006, that, as of September 17, 2006, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by it, the merger consideration to be received by holders of Commonwealth common stock pursuant to the merger agreement is fair, from a financial point of view, to such holders.

The full text of Evercore’s written opinion, dated September 17, 2006, is attached as Annex II to this proxy statement/prospectus. Commonwealth shareholders are encouraged to read Evercore’s opinion carefully in its entirety, including the description of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Evercore in rendering its opinion. The following is a summary of Evercore’s opinion and the methodology that Evercore used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

The type and amount of consideration payable in the merger were determined through negotiations between Commonwealth and Citizens. Evercore’s advisory services and opinion were provided for the information and assistance of the board of directors of Commonwealth in connection with its consideration of the merger. Evercore’s opinion was limited to a consideration of the fairness, from a financial point of view, of the merger consideration proposed to be paid to Commonwealth shareholders in the merger, and Evercore was not asked to pass upon, and expressed no opinion with respect to, any other aspect of the proposed merger. Evercore was not requested to opine as to, and Evercore’s opinion does not address, Commonwealth’s underlying business decision to proceed with or effect the merger.

Evercore’s opinion is not intended to be and does not constitute a recommendation to any shareholder of Commonwealth as to how such shareholder should vote in connection with the merger.

In arriving at its opinion, Evercore, among other things:

•	reviewed certain publicly available financial statements and other information relating to Commonwealth and Citizens, respectively;

•	reviewed certain internal financial statements and other financial and operating information concerning Commonwealth and Citizens, respectively, prepared by the respective managements of Commonwealth and Citizens;

•	reviewed certain financial forecasts for Commonwealth prepared by management of Commonwealth, which are referred to as the “Commonwealth Management Forecasts”;

•	considered 2006 and 2007 revenue and earnings before interest, taxes, depreciation and amortization (commonly referred to as EBITDA) targets for Citizens disclosed to Evercore orally by Citizens’
management and reviewed certain independent research analysts’ estimates of future financial performance of Citizens, which are referred to as the “Citizens Street Forecasts”;

•	reviewed the amount and timing of the cost savings and operating synergies estimated by management of Commonwealth and Citizens, respectively, to result from the merger and the associated integration costs;

•	discussed the past and current operations and financial condition and the prospects of Commonwealth and Citizens with the respective senior management teams of Commonwealth and Citizens;

•	reviewed the reported prices and trading activity of the Commonwealth common stock and the Citizens common stock;

•	compared the financial performance of each of Commonwealth and Citizens and the prices and trading activity of the Commonwealth common stock and the Citizens common stock with that of certain other publicly traded rural local exchange carrier companies, referred to as “RLECs,” and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain RLEC and other business combination transactions that Evercore deemed relevant;

•	participated in discussions and negotiations among representatives of Commonwealth and Citizens and their financial advisors and legal counsel;

•	reviewed a draft, dated September 15, 2006, of the merger agreement; and

•	performed such other financial analyses and examinations and considered such other matters as Evercore in its sole judgment deemed appropriate.

In arriving at its opinion, Evercore, with Commonwealth’s consent, assumed and relied upon the accuracy and completeness of the financial and other information used by Evercore without assuming any responsibility for independent verification of such information. With respect to the Commonwealth Management Forecasts, Evercore assumed that they were reasonably prepared on bases reflecting the best then currently available estimates and judgments of the management of Commonwealth as to Commonwealth’s future performance. Except for the Citizens management internal revenue and EBITDA targets for 2006 and 2007 and the Citizens management estimates of the amount and timing of anticipated cost savings and operating synergies resulting from the merger, Evercore was not provided with, and did not have access to, any Citizens financial projections prepared by management of Citizens. With respect to the Citizens management internal revenue and EBITDA targets for 2006 and 2007, Evercore assumed that they were reasonably prepared on bases reflecting the best then currently available estimates and judgments of Citizens management with respect to the projected revenue and EBITDA of Citizens for 2006 and 2007. In the absence of other Citizens financial projections prepared by Citizens’ management, Evercore reviewed and discussed the Citizens Street Forecasts with senior management of Commonwealth, and Evercore also discussed the Citizens Street Forecasts for 2006 and 2007, as well as the Citizens management internal revenue and EBITDA targets for 2006 and 2007, with senior management of Citizens, and with Commonwealth’s consent, Evercore assumed that the Citizens Street Forecasts and the Citizens management internal revenue and EBITDA targets for 2006 and 2007 were a reasonable basis upon which to evaluate the future financial performance of Citizens, and Evercore used those estimates in performing its analysis. Evercore also assumed that the amount and timing of cost savings and operating synergies estimated to result from the merger by Commonwealth and Citizens management, respectively, were reasonably obtainable, in each case, on bases reflecting the best then currently available estimates and good faith judgments of the future competitive, operating and regulatory environments and related financial performance of each of Commonwealth and Citizens, and Evercore assumed that such estimated cost savings and operating synergies will be realized in the amounts and at the times indicated thereby. Evercore also assumed that the definitive merger agreement would be substantially identical to the September 15, 2006 draft reviewed by Evercore. In arriving at its opinion, Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of either Commonwealth or Citizens, including real estate assets, nor was Evercore furnished with any such appraisals. Evercore did not evaluate the solvency of Commonwealth or Citizens under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore also assumed that all governmental, regulatory or other consents and approvals required in connection with the merger will be obtained without any adverse effect on Commonwealth or Citizens or on the expected benefits of the merger in any way meaningful to Evercore’s analysis. Evercore also assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement without material modification, waiver or delay. Evercore’s opinion was necessarily based upon financial, economic, market and other conditions as they existed on, and the information and draft of the merger agreement available to Evercore, as of the date of its opinion.

In receiving Evercore’s opinion on September 17, 2006 and reviewing with Evercore the written materials prepared by Evercore in support of its opinion, the board of directors of Commonwealth was aware of and consented to the assumptions and other matters discussed above.

Evercore’s opinion was only one of many factors considered by the board of directors of Commonwealth in its evaluation of the merger and should not be viewed as determinative of the views of the board of directors or management of Commonwealth with respect to the merger or the consideration to be received in accordance with the merger agreement.

Summary of Analyses

The following is a summary of the material analyses performed by Evercore and presented to the board of directors of Commonwealth in connection with rendering its opinion. This summary is qualified in its entirety by reference to the full text of Evercore’s written opinion, which is attached as Annex II to this proxy statement/prospectus. You are urged to read the full text of the Evercore opinion carefully in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Evercore.

The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. As a result, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Evercore made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Evercore believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Evercore’s view of the actual value of Commonwealth or Citizens. Furthermore, some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully the financial analyses, the summary data and tables must be read together with the full text of the analyses. The summary data and tables alone are not a complete description of the financial analyses. Considering the summary data and tables alone could create a misleading or incomplete view of Evercore’s financial analyses.

In performing its analyses, Evercore made numerous assumptions with respect to risks associated with industry performance, general business and economic conditions and other matters, many of which are beyond the control of Commonwealth and/or Citizens. Any estimates contained in Evercore’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of Evercore’s analysis of the fairness from a financial point of view to Commonwealth shareholders of the merger consideration and were prepared in connection with the delivery by Evercore of its opinion to the board of directors of Commonwealth.

When relevant to its analyses, Evercore valued the per share merger consideration at $41.72, based on the closing price on September 15, 2006 of the Citizens common stock. However, the analyses do not purport to be appraisals or to reflect the prices at which Commonwealth common stock or Citizens common stock might trade following announcement of the merger or the prices at which Citizens common stock might trade following consummation of the merger.

For purposes of conducting its analysis, Evercore relied upon the Citizens Street Forecasts rather than the Citizens management internal revenue and EBITDA targets for 2006 and 2007 because, among other things, Evercore was not provided with the detailed assumptions underlying the Citizens management targets. Evercore did, however, use the Citizens management targets to confirm the reasonableness of the Citizens Street Forecasts.

Historical Share Price Analysis

Evercore considered historical data with regard to the trading prices and total return, and the relative stock price performances of the common stock of each of Commonwealth and Citizens during the period from September 8, 2004 to September 8, 2006, the last trading day before an article concerning Commonwealth’s possible strategic transaction appeared in The Wall Street Journal and Commonwealth issued a press release stating that it had retained Evercore as its financial advisor in connection with its review of strategic opportunities. Evercore compared the performance of Commonwealth and Citizens during that period to the Standard & Poor’s 500 Index and to an index (based on data provided by Fact Set) composed of the common stock of a number of RLEC companies, including, to the extent public information was available at any given time, Commonwealth, Citizens, Alaska Communications Systems Group, Inc., Consolidated Communications Holdings, Inc., D&E Communications, Inc., Centurytel, Inc., Embarq Corp., FairPoint Communications Inc., Iowa Telecommunications Services Inc., North Pittsburgh Systems Inc., Surewest Communications and Windstream Corp. (the “RLEC Index”). Over the full two-year period considered, Evercore noted the slight underperformance of Commonwealth common stock in the period reviewed relative to each of the composites considered, and the slight outperformance of Citizens relative to Commonwealth and the RLEC Index, although Commonwealth outperformed during certain sub-periods and Citizens underperformed during certain sub-periods.

For the purposes of certain of its analyses, Evercore valued the per share merger consideration at $41.72, which is equal to the $31.31 cash portion of the merger consideration plus $10.41 (the value of 0.768 of a share of Citizens common stock based on the closing price of the Citizens common stock on September 15, 2006 of $13.55). The table below illustrates the premium implied by the $41.72 per share merger consideration to the historical closing share prices on a series of dates on or prior to September 8, 2006:

Number of Trading Days Prior to September 8, 2006	Closing Price	Premium
0-Days (9/8/2006)	$35.60	17.2%
5-Days (9/1/2006)	$35.41	17.8%
10-Days (8/25/2006)	$34.27	21.7%
20-Days (8/11/2006)	$33.96	22.9%
60-Days (6/15/2006)	$32.99	26.5%
120-Days (3/21/2006)	$32.50	28.4%

Evercore noted that the $41.72 per share merger consideration was approximately 5.3% higher than the highest trading price of Commonwealth stock during the 12-month period ending on September 8, 2006 of $39.63, and 34.2% higher than the lowest trading price during that same period of $31.09.

The foregoing historical share price analysis was presented to the board of directors of Commonwealth to provide it with background information and perspective with respect to the relative historical share prices of Commonwealth and Citizens common stock.

Peer Group Multiples Analysis

In order to assess how the public market values shares of similar publicly traded companies, Evercore, based on its experience with companies in the RLEC industry, reviewed and compared specific financial and operating data relating to Commonwealth and Citizens with selected companies in their peer group that Evercore deemed comparable to Commonwealth and Citizens, consisting of each of the companies included in the RLEC Index. As part of its peer group multiples analysis, Evercore calculated and analyzed various financial multiples, including Commonwealth’s, Citizens’ and each peer group company’s enterprise value to certain projected financial criteria, such as revenue and EBITDA, as well as their price to free cash flow per share. The total enterprise value, commonly referred to as TEV, of each company was obtained by adding its short and long term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed and based on publicly available financial data (including I/B/E/S International, Inc. estimates and those of other third party equity research firms) and closing share prices on September 15, 2006, the last trading date prior to the delivery of Evercore’s opinion, except that in the case of Commonwealth, the calculations were based on the closing share price on September 8, 2006, the last trading day before an article concerning a potential transaction involving Commonwealth appeared in The Wall Street Journal and Commonwealth issued a press release announcing the retention of Evercore. The following table summarizes the analysis:

	TEV/EBITDA 2007E	Price/FCF 2007E
Commonwealth Management Forecasts(1)	6.2x	10.6x
Commonwealth Independent Analyst Estimates	6.3x	12.0x
Peer Group High	9.2x	28.4x
Peer Group Low	5.4x	9.0x
Peer Group Mean	7.1x	11.8x
Peer Group Median	7.1x	9.7x

(1)	EBITDA adjusted to include a 50% interest in Yellow Book, USA, L.P. Partnership held by Commonwealth, which Commonwealth accounts for under the equity method of accounting.

For Commonwealth, based on Evercore’s analysis of TEV as a multiple of projected 2007 EBITDA for the peer group, Evercore selected an EBITDA trading multiple range for 2007 of 6.0x to 8.0x. Based on the projections and assumptions set forth above, the peer group trading analysis of Commonwealth yielded, based on the selected multiples of projected 2007 EBITDA, an implied equity value per Commonwealth share of $34.15 to $46.58, compared to the $41.72 per share merger consideration. Based on Evercore’s analysis of share price as a multiple of projected 2007 free cash flow per share for the peer group, Evercore selected a free cash flow trading multiple range for 2007 of 9.0x to 11.0x. Based on the projections and assumptions set forth above, the peer group trading analysis of Commonwealth yielded, based on multiples of projected 2007 free cash flow, an implied price per Commonwealth share of $30.11 to $36.80, compared to the $41.72 per share merger consideration.

For Citizens, based on Evercore’s analysis of TEV as a multiple of projected 2007 EBITDA for the peer group, Evercore selected an EBITDA trading multiple range for 2007 of 6.0x to 8.0x. Based on the projections and assumptions set forth above, the peer group trading analysis of Citizens yielded, based on the selected multiples of projected 2007 EBITDA, an implied equity value per Commonwealth share of $9.70 to $16.64, compared to the closing share price on September 15, 2006 of $13.55 per share. Based on Evercore’s analysis of share price as a multiple of projected 2007 free cash flow per share for the peer group, Evercore selected a free cash flow trading multiple range for 2007 of 9.0x to 11.0x. Based on the projections and assumptions set forth above, the peer group trading analysis of Citizens yielded, based on the selected multiples of projected 2007 free cash flow, an implied price per Citizens share of $13.35 to $16.31, compared to the closing share price on September 15, 2006 of $13.55 per share.

Evercore selected the comparable peer group companies in the RLEC Index because their businesses and operating profiles are reasonably similar to those of Commonwealth and Citizens. However, because of the inherent differences between the business, operations and prospects of Commonwealth and Citizens and the businesses, operations and prospects of the selected comparable peer group companies, no comparable company is exactly the same as Commonwealth or Citizens. Therefore, Evercore believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the peer group multiples analysis. Accordingly, Evercore also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Commonwealth and Citizens and the companies included in the peer group multiples analysis that would affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Commonwealth and Citizens and the companies included in the peer group multiples analysis.

Research Analyst Price Targets

Evercore compared certain recent publicly available research analyst price targets from selected firms that published price targets for Commonwealth and Citizens as of September 15, 2006, the last trading day prior to the delivery of its opinion.

In performing this analysis, Evercore utilized research analyst price targets for Commonwealth from the following firms:

•	Goldman Sachs

•	JPMorgan

•	Lehman Brothers

•	Morgan Stanley

•	UBS

•	Wachovia Securities

Evercore discounted back the price targets published by each of the firms above from their respective target date to their respective report publication dates using an equity cost of capital of 9.0%, which yielded a price per Commonwealth share of $29.69 to $33.03, compared to the $41.72 per share merger consideration.

In performing this analysis, Evercore utilized research analyst price targets for Citizens from the following firms:

•	Banc of America

•	Citigroup

•	Goldman Sachs

•	Hilliard Lyons

•	JPMorgan

•	Lehman Brothers

•	Merrill Lynch

•	Morgan Stanley

•	Raymond James

•	Stifel Nicolaus

•	UBS

Evercore discounted back the price targets published by each of the firms above from their respective target dates to their respective report publication dates using an equity cost of capital of 10.0%, which yielded a price per Citizens share of $11.82 to $14.09, compared to the closing share price on September 15, 2006 of $13.55.

Peer Group Transactions Analysis

Using publicly available information, Evercore reviewed and compared the purchase prices and financial multiples paid in six acquisitions of RLEC companies, 12 acquisitions of RLEC access line assets and 13 acquisitions of competitive local exchange carrier (sometimes referred to as CLEC) companies that Evercore, based on its experience with merger and acquisition transactions, deemed relevant to arriving at its opinion. Evercore chose the transactions used in the peer group transactions analysis based on the similarity of the target companies and assets in the transactions to Commonwealth in terms of the size, mix, margins and other characteristics of their businesses.

Evercore reviewed the following RLEC company transactions:

Date Announced	Acquiror	Target
12/09/05	Valor Communications Group, Inc.	Alltel Corp.’s Wireline Business
01/19/05	Quadrangle Capital Partners LP & Citigroup Venture Capital, Ltd.	NTelos Inc.
01/16/04	Consolidated Communications Holdings, Inc.	TXU Communications
07/17/02	Homebase Acquisition Corp.	Illinois Consolidated Telephone Co. (McLeod USA, Inc. ILEC)
11/21/01	D&E Communications, Inc.	Conestoga Enterprises, Inc.
07/12/00	Citizens Communications Company	Frontier Telephone (Global Crossing LTD. ILEC)

Evercore reviewed the following RLEC access line asset transactions:

Date Announced	Acquiror	Target
05/21/04	The Carlyle Group	Verizon Hawaii Inc. (Verizon Communications Inc. Hawaii access lines)
10/31/01	Alltel Corporation	Verizon Communications Inc. Kentucky access lines
10/22/01	CenturyTel, Inc.	Verizon Communications Inc. Alabama and Missouri access lines
06/26/00	Iowa Telecommunications Services, Inc.	GTE Corp. Iowa access lines
12/16/99	Citizens Communications Company	GTE Corp. Illinois access lines
10/26/99	dba Communications, LLC	GTE Corp. Oklahoma, New Mexico and Texas access lines
09/21/99	Citizens Communications Company	GTE Corp. Nebraska access lines
08/19/99	CenturyTel, Inc.	GTE Corp. Wisconsin access lines
07/08/99	Spectra Communications Group, LLC	GTE Corp. Missouri access lines
06/29/99	CenturyTel, Inc.	GTE Corp. Arkansas access lines
06/16/99	Citizens Communications Company	Qwest Corp. Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, North Dakota and Wyoming access lines
05/27/99	Citizens Communications Company	GTE Corp. Arizona, California and Minnesota access lines

Evercore also reviewed the following CLEC company transactions:

Date Announced	Acquiror	Target
08/11/06	PAETEC Communications, Inc. (PAETEC Corp.)	US LEC Corp.
07/27/06	Time Warner Telecom Inc.	Xspedius Communications, LLC
06/29/06	Eschelon Telecom, Inc.	Mountain Telecommunications, Inc.
06/05/06	Level 3 Communications, Inc.	Looking Glass Networks, Inc.
05/15/06	Qwest Communications International Inc.	OnFiber Communications, Inc.
05/05/06	TelePacific Communications (U.S. TelePacific Holdings Corp.)	Mpower Holding Corporation
05/01/06	Level 3 Communications, Inc.	TelCove, Inc.
04/17/06	Level 3 Communications, Inc.	ICG Communications, Inc.
03/28/06	Choice One Communications Inc./CTC Communications Inc.	Conversent Communications
02/07/06	Integra Telecom, Inc.	Electric Lightwave, Inc. (Citizens Communications Company)
01/26/06	Level 3 Communications, Inc.	Progress Telecom, LLC
11/04/05	Elk Associates Funding Corporation (Carl Icahn)	XO Communications (Wireline Business)
05/11/05	Rogers Communications Inc.	Call-Net Enterprises Inc.

The following table summarizes the valuation metrics that Evercore, based on the information available to Evercore, was able to determine with regards to the peer group transactions analysis:

	RLEC Company Transactions	RLEC Access Line Transactions	CLEC Company Transactions
Mean TEV / Last 12 Months EBITDA Multiple	8.3x	7.4x	8.8x
Median TEV / Last 12 Months EBITDA Multiple	7.5x	7.6x	7.8x
Mean TEV per Access Line	$3,212	$3,144	NA
Median TEV per Access Line	$3,137	$3,199	NA

Based on its valuation analysis of the selected peer group precedent transactions, and taking into consideration the differences that may exist between the above transactions and Commonwealth’s proposed merger with Citizens, Evercore selected a TEV to projected 2006 EBITDA multiple range of 6.0x to 7.5x, which yielded an implied equity value per Commonwealth share of $34.76 to $44.41, compared to the $41.72 per share merger consideration.

In addition, Evercore performed a valuation analysis based on separate valuation metrics for the RLEC and CLEC portions of Commonwealth’s business. For the RLEC portion, Evercore examined prices paid per access line in the precedent RLEC access line asset transactions, and taking into consideration the differences that may exist between the above transactions and Commonwealth’s proposed transaction with Citizens, selected a range of $3,000 to $3,200 per access line. For the CLEC portion, based on its valuation analysis of the selected peer group precedent transactions, and taking into consideration the differences that may exist between the above transactions and Commonwealth’s proposed transaction with Citizens, Evercore selected a projected 2006 CLEC EBITDA multiple range of 6.0x to 7.0x. The combination of these two analyses generated an implied equity value per Commonwealth share of $40.98 to $44.10, compared to the $41.72 per share merger consideration.

Evercore notes that the merger and acquisition transaction environment varies over time because of macroeconomic factors such as interest rate and equity market trading price fluctuations and microeconomic factors such as industry results and growth expectations. Evercore also notes that no company or transaction reviewed was identical to the proposed merger and that, accordingly, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would affect the acquisition values in the precedent transactions, including the size and demographic and economic characteristics of the markets of each company and the competitive environment in which it operates.

Transaction Premium Analysis

Evercore reviewed the premium paid on announced transactions of greater than $100 million in the United States telecom sector from January 1, 2001 to September 15, 2006 (16 transactions), as well as all announced United States transactions between $500 million to $1.5 billion from January 1, 2001 to September 15, 2006 (142 transactions). Evercore calculated the premium per share paid by the acquiror compared to the share price of the target company prevailing (1) one day, (2) one week and (3) four weeks prior to the announcement of the transaction. In considering the transactions in the telecom sector, Evercore considered whether publicity prior to announcement of the transaction had an effect on the stock price immediately prior to announcement, and in cases where there was such an effect, Evercore conducted its analysis based on what it considered to be the unaffected stock price rather than the stock price immediately prior to announcement. This analysis produced the following mean and median premiums and implied equity values for Commonwealth, based on a comparison to Commonwealth’s closing share price on September 8, 2006, the last trading day before an article concerning Commonwealth’s potential strategic transaction appeared in The Wall Street Journal and Commonwealth issued a press release stating that it had retained Evercore as its financial advisor in connection with its review of strategic opportunities:

Telecom Industry Premiums Paid	Period Prior to Announcement
	One Day	One Week	Four Weeks
Commonwealth share price	$35.60	$35.41	$33.96
Mean premiums	20.2%	25.3%	24.5%
Implied share price (mean)	$42.80	$44.36	$42.27
Median premiums	13.5%	18.2%	21.6%
Implied share price (median)	$40.41	$41.87	$41.31

All Industries Premiums Paid	Period Prior to Announcement
	One Day	One Week	Four Weeks
Commonwealth share price	$35.60	$35.41	$33.96
Mean premiums	25.9%	28.1%	31.3%
Implied share price (mean)	$44.84	$45.37	$44.58
Median premiums	24.6%	25.8%	30.0%
Implied share price (median)	$44.37	$44.54	$44.15

Commonwealth Discounted Cash Flow Analysis

As part of its analysis, and in order to estimate the present value of Commonwealth common stock, Evercore prepared a four and a half year discounted cash flow analysis for Commonwealth, calculated as of June 30, 2006, of after-tax unlevered free cash flows for fiscal years 2006 (second half only) through 2010, using both the Commonwealth Management Forecasts and independent analyst estimates.

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Evercore performed a discounted cash flow analysis for Commonwealth by adding (1) the present value of Commonwealth’s projected after-tax unlevered free cash flows for fiscal years 2006 (second half only) through 2010 to (2) the present value of the “terminal value” of

Commonwealth as of 2010. “Terminal value” refers to the value of all future cash flows from an asset at a particular point in time.

Evercore estimated a range of terminal values in 2010 calculated based on selected perpetuity growth rates of (0.5%) to 0.5%. Evercore discounted the unlevered free cash flow streams and the estimated terminal value to a present value at a discount rate range of 7.0% to 8.0%. The discount rate utilized in this analysis was chosen by Evercore based on its expertise and experience with the RLEC industry and also on an analysis of the weighted average cost of capital of Commonwealth and other comparable companies. Evercore calculated per share equity values by first determining a range of enterprise values of Commonwealth by adding the present values of the after-tax unlevered free cash flows and terminal values for each perpetuity growth rate scenario, and then subtracting from the enterprise values the net debt (which is total debt minus cash) of Commonwealth, and dividing those amounts by the number of fully diluted shares of Commonwealth.

Based on the projections and assumptions set forth above (and using the midpoint of the discount rate range), the discounted cash flow analysis of Commonwealth yielded an implied valuation range of Commonwealth common stock of $33.16 to $37.81 per share when using the Commonwealth Management Forecasts and an implied valuation range of Commonwealth common stock of $31.46 to $35.95 per share when using independent analyst estimates. Evercore noted that the Commonwealth per share merger consideration of $41.72 was higher than the per share equity valuation range implied by the foregoing analysis.

While discounted cash flow analysis is a widely used valuation methodology, it necessarily relies on numerous assumptions related to future events, including assets, cash flow and earning growth rates, terminal values and discount rates. Accordingly, such information cannot be considered a reliable predictor of future operating results and should not be relied upon as such.

Citizens Discounted Cash Flow Analysis

As part of its analysis, and in order to estimate the present value of Citizens common stock, Evercore also prepared a four and a half year discounted cash flow analysis for Citizens, calculated as of June 30, 2006, of after-tax unlevered free cash flows for fiscal years 2006 (second half only) through 2010. Evercore performed a discounted cash flow analysis for Citizens by adding (1) the present value of Citizens’ projected after-tax unlevered free cash flows for fiscal years 2006 (second half only) through 2010 to (2) the present value of the terminal value of Citizens as of 2010.

Evercore estimated a range of terminal values in 2010 calculated based on selected perpetuity growth rates of (0.5%) to 0.5%. Evercore discounted the unlevered free cash flow streams and the estimated terminal value to a present value at a discount rate range of 7.0% to 8.0%. The discount rate utilized in this analysis was chosen by Evercore based on its expertise and experience with the RLEC industry and also on an analysis of the weighted average cost of capital of Citizens and other comparable companies. Evercore calculated per share equity values by first determining a range of enterprise values of Citizens by adding the present values of the after-tax unlevered free cash flows and terminal values for each EBITDA terminal multiple and discount rate scenario, and then subtracting from the enterprise values the net debt (which is total debt minus cash) of Citizens, and dividing those amounts by the number of fully diluted shares of Citizens. In addition, Evercore analyzed the net present value of Citizens’ net operating losses.

Based on the projections and assumptions set forth above (and using the midpoint of the discount rate range), the discounted cash flow analysis of Citizens yielded an implied valuation range of Citizens common stock of $11.95 to $14.36 per share, compared to the closing share price on September 15, 2006 of $13.55.

While discounted cash flow analysis is a widely used valuation methodology, it necessarily relies on numerous assumptions related to future events, including assets, cash flow and earning growth rates, terminal values and discount rates. Accordingly, such information cannot be considered a reliable predictor of future operating results and should not be relied upon as such.

Pro Forma Analysis

In order to evaluate the estimated ongoing impact of the merger, Evercore analyzed the pro forma effect of the merger from the perspective of Commonwealth shareholders, who will receive shares of Citizens common stock in the merger. The pro forma effect analysis was performed in order to assess the impact of the merger on free cash flow per share, leverage and dividends as a percentage of free cash flow. For the purposes of this analysis, Evercore assumed:

•	a $41.72 per share price for Commonwealth common stock acquired pursuant to the merger;

•	a $13.55 per share price for Citizens common stock (the closing market price per share on September 15, 2006);

•	a transaction structure with 75% of the consideration paid in cash and 25% in Citizens common stock;

•	financial forecasts from Commonwealth management for Commonwealth and from independent analysts for Citizens;

•	pre-tax cost savings and synergies from the transaction estimated by management of Commonwealth and Citizens;

•	the transaction would close on December 31, 2006;

•	maintenance by Citizens of its current level of dividends per share;

•	projected balance sheets for Commonwealth and Citizens as of December 31, 2006 supplied by management of Commonwealth and Citizens; and

•	certain other transaction related adjustments that Evercore deemed appropriate.

Evercore estimated that, based on the assumptions described above, (1) the pro forma impact of the transaction on the free cash flow per share of Citizens common stock would be 2.4%, 3.3% and 5.1%, respectively, accretive in each of the first three years following the transaction, (2) pro forma for the transaction, as of June 30, 2006 Citizens’ leverage, defined as net debt to EBITDA, would increase to 3.5x from 3.1x on a stand-alone basis and (3) pro forma for the transaction, dividends as a percentage of free cash flow in 2007 and 2008 are expected to be 63% and 67%, respectively, compared to 65% and 69%, respectively, on a stand-alone basis. The financial forecasts that underlie this analysis are subject to substantial uncertainty and, therefore, actual results may be substantially different.

General

Evercore is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The board of directors of Commonwealth selected Evercore because of its expertise, reputation and experience in the RLEC industry generally and because its investment banking professionals have had substantial experience in transactions comparable to the merger.

Under the terms of Evercore’s engagement, Commonwealth has agreed to pay Evercore an advisory fee of approximately $11 million, $250,000 of which was payable to Evercore upon its being retained, $2.8 million of which became payable (and was paid) to Evercore when Commonwealth entered into the merger agreement, and the remainder of which is payable when the merger is completed. The amount of the advisory fee may be adjusted depending on the closing price of the Citizens common stock on the closing date of the merger and on the amount of Commonwealth indebtedness on the closing date of the merger. In addition, Commonwealth has agreed to reimburse Evercore for reasonable out-of-pocket expenses incurred in connection with the merger and to indemnify Evercore for certain liabilities that may arise out of its engagement by Commonwealth and the rendering of the Evercore’s opinion.

Evercore is an indirect subsidiary of EVR, which recently completed an initial public offering of its shares. Mr. John R. Birk, a member of the board of directors of Commonwealth, is a member of the board of directors and chairman of a company controlled by private equity funds affiliated with EVR and has from time to time served as a consultant to those funds. As a result of his relationship with those funds, Mr. Birk is afforded an opportunity to invest in, and co-invest with, these funds, and Mr. Birk was also afforded an opportunity to purchase, and he did purchase, 4,000 shares of EVR stock in EVR’s initial public offering. Except as may result indirectly from his ownership of EVR shares, Mr. Birk will not receive any compensation from EVR or its affiliates in connection with Evercore’s engagement by Commonwealth.

Interests of Commonwealth Directors and Executive Officers in the Merger

In considering the recommendation of the board of directors of Commonwealth with respect to the merger agreement, you should be aware that Commonwealth’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Commonwealth shareholders generally. The board of directors of Commonwealth was aware of these interests and considered them, among other matters, in reaching its decision to approve the merger agreement and the merger and to recommend that Commonwealth shareholders vote in favor of adoption of the merger agreement.

Stock Options. The merger agreement provides that immediately prior to the completion of the merger, each of Commonwealth’s compensatory stock options, including those held by Commonwealth’s directors and executive officers, that is then outstanding will (whether or not fully vested) be cancelled and converted into the right to receive an amount of cash equal to the product of (1) the excess, if any, of the “merger consideration value” over an amount equal to the per share exercise price of the stock option multiplied by (2) the number of shares of Commonwealth common stock the holder could have purchased had such holder exercised such option in full immediately prior to the completion of the merger. “Merger consideration value” means the sum of (x) $31.31, representing the cash portion of the per share merger consideration, and (y) the product of 0.768 and the five-day average closing price of Citizens common stock ending on the second trading day immediately preceding the closing date of the merger. If the closing date of the merger had been December 1, 2006, the aggregate amount of cash to be paid to option holders in connection with the merger would have been $4,873,806, including $2,752,266 to Commonwealth’s directors and current named executive officers as follows:

Non-Employee Directors	Amount
John R. Birk	$0
James Q. Crowe	192,097
Richard R. Jaros	192,097
David C. Mitchell	192,097
Eugene Roth	0
Walter Scott, Jr.	192,097
John J. Whyte	192,097

$960,485

Named Executive Officers	Amount
Michael J. Mahoney	$1,462,628
Eileen O’Neill Odum	0
Donald P. Cawley	244,543
Raymond B. Ostroski	84,610
Kevin M. O’Hare	0

$1,791,781

ESPP Share Units. The merger agreement provides that immediately prior to the completion of the merger, each share unit granted or otherwise issued under Commonwealth’s Executive Stock Purchase Plan or Deferred Compensation Plan (referred to as an ESPP share unit), all of which ESPP share units are held by Commonwealth’s current or former executive officers, that is then outstanding will (whether or not fully vested) be cancelled and converted into the right to receive an amount in cash equal to the merger consideration value. If the closing date of the merger had been December 1, 2006, the aggregate amount of cash to be paid to holders of ESPP share units in connection with the merger would have been $10,514,191, including $7,030,409 to current named executive officers as follows:

Named Executive Officers	Amount
Michael J. Mahoney	$4,086,191
Eileen O’Neill Odum	705,585
Donald P. Cawley	1,672,706
Raymond B. Ostroski	506,016
Kevin M. O’Hare	59,911

$7,030,409

Restricted Stock. The merger agreement provides that immediately prior to the completion of the merger, each share of Commonwealth common stock that would then be subject to a risk of forfeiture or other restrictions will be cancelled and converted into the right to receive an amount in cash equal to the merger consideration value. If the closing date of the merger had been December 1, 2006, the aggregate amount of cash to be paid to holders of restricted shares of Commonwealth common stock in connection with the merger would have been $180,522. None of the directors or current named executive officers holds any restricted shares of Commonwealth common stock.

Restricted Share Units. The merger agreement provides that immediately prior to the completion of the merger, each restricted share unit granted or issued under any plan or arrangement of Commonwealth (other than the ESPP share units), including those restricted share units held by Commonwealth’s directors and executive officers, that is then outstanding (whether or not fully vested) will be cancelled and converted into the right to receive an amount in cash equal to the merger consideration value. If the closing date of the merger had been December 1, 2006, the aggregate amount of cash to be paid to holders of Commonwealth restricted share units (including share units issuable pursuant to performance awards upon satisfaction of specified conditions) in connection with the merger would have been $22,103,463, including $11,469,069 to directors and current named executive officers as follows:

Non-Employee Directors	Amount
John R. Birk	$60,454
James Q. Crowe	239,295
Richard R. Jaros	293,295
David C. Mitchell	239,295
Eugene Roth	120,068
Walter Scott, Jr.	239,295
John J. Whyte	60,454

$1,198,156

Named Executive Officers	Amount
Michael J. Mahoney	$4,318,904
Eileen O’Neill Odum	2,076,296
Donald P. Cawley	2,292,720
Raymond B. Ostroski	1,071,402
Kevin M. O’Hare	511,591

$10,270,913

Indemnification and Insurance of Directors and Officers. The merger agreement provides that for six years following the completion of the merger, Citizens will indemnify and hold harmless the present and former officers, directors, employees and agents of Commonwealth in respect of acts or omissions occurring prior to the completion of the merger and will promptly advance expenses incurred by such persons in defending any suits in connection therewith, in each case to the fullest extent permitted under applicable law. The merger agreement further provides that, subject to certain limitations, for a period of six years after the completion of the merger, Citizens will use its reasonable best efforts to provide directors’ and officers’ liability insurance and fiduciary liability insurance in respect of acts and omissions occurring on or prior to the completion of the merger covering persons currently covered by Commonwealth’s directors’ and officers’ liability insurance and fiduciary liability insurance, having coverage and in amount no less favorable than those of policies in effect as of September 17, 2006, subject to a cap of $1,487,700 on annual premiums.

Change in Control Bonus Agreement with Michael J. Mahoney. On September 17, 2006, with the approval of the Compensation Committee of the board of directors of Commonwealth, Commonwealth entered into a change in control bonus agreement with Mr. Michael J. Mahoney, Commonwealth’s president and chief executive officer. Under the agreement, Mr. Mahoney will, upon the consummation of the merger, be entitled to receive a minimum bonus equal to $1.5 million and a maximum bonus equal to $3 million, such amount to be determined in the sole discretion of the Compensation Committee, based on the value to Commonwealth shareholders achieved by a change of control, such as the merger. The bonus will be payable as a lump sum in cash, so long as Mr. Mahoney’s employment has not been previously terminated by Commonwealth with “cause” and he has not previously terminated his employment other than for “good reason” (as such terms are used in the agreement). If any payments or benefits made or provided under his agreement would result in Mr. Mahoney being subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), he would be entitled to an additional payment sufficient to put him in the same after-tax position as if the excise tax were not due.

Severance Plan. The Compensation Committee has adopted the Commonwealth Telephone Enterprises, Inc. Key Employee Severance Plan (the “Severance Plan”), which includes certain executive officers of Commonwealth as participants.

If a change in control of Commonwealth occurs, such as the merger, and the participant’s employment with Commonwealth (or a successor employer) is terminated without “cause” or the participant terminates his or her employment for “good reason” (as such terms are used in the Severance Plan), in either case within one year following the effective date of the change in control, the participant will, in lieu of any other severance benefits, be eligible to receive the following benefits:

•	a one-time, lump-sum cash payment equal to one year’s base salary of the participant in effect immediately prior to the termination;

•	payment of the participant’s health care premiums (less employee contributions) for the first 12 months following the termination; and

•	accrued benefits through the date of termination.

The receipt of any such benefits will be conditioned upon the participant’s execution of a general release of claims against Commonwealth. If any provision of the Severance Plan would cause a participant to incur any additional tax or interest under Section 409A of the Code, such provision may be reformed. Under the merger agreement, no amendment or termination of the Severance Plan may be made without the consent of the participants for one year following the closing date of the merger. If any payments or benefits made or provided under the Severance Plan would result in a participant being subject to an excise tax under Section 4999 of the Code, he or she would be entitled to an additional payment sufficient to put him or her in the same after-tax position as if the excise tax were not due.

Amendment of Restricted Stock Unit Awards. On September 16, 2006, the Compensation Committee modified the EBITDA levels applicable to the performance-level portion of the awards granted on March 10,

2006 and May 19, 2006, including those for Ms. Odum and Messrs. Cawley, O’Hare and Ostroski, with the effect of lowering the EBITDA levels specified in those awards. Those awards could result in the issuance of up to 82,850 restricted share units. In addition, under the merger agreement, if the closing of the merger occurs prior to December 31, 2006, the Compensation Committee may, in its sole discretion, determine immediately prior to the closing that the performance conditions in the awards are deemed to be fully satisfied, with the restricted stock units issuable pursuant to such awards to be issued immediately prior to closing.

Other Bonuses and Payments. The merger agreement permits Commonwealth to pay bonuses or similar payments to employees, including Commonwealth’s executive officers, in an aggregate amount not to exceed $7,200,000, less the aggregate amount of any additional payment relating to Section 4999 of the Code that may be made under the Severance Plan and Mr. Mahoney’s change in control bonus agreement. The decision to pay any such bonus would be made by the board of directors of Commonwealth or the Compensation Committee. No decision has been made as of the date of this proxy statement/prospectus as to whether or to whom any such bonus will be paid.

The merger agreement provides that if any employee of Commonwealth or its subsidiaries, including any of Commonwealth’s executive officers, is terminated without “cause” or terminates his or her employment for “good reason” (as each such term is defined in the Severance Plan) after the merger and before December 31, 2007, Citizens will, or will cause the surviving corporation or its other subsidiaries to, pay such employee a cash amount equal to the prorated portion of his or her target 2007 bonus (having terms and in amounts consistent with past practices) based on the number of days elapsed in calendar year 2007 prior to the time of termination.

Relationship between John R. Birk and Evercore. Mr. John R. Birk, one of the directors of Commonwealth, is a member of the board of directors and chairman of a company controlled by private equity funds affiliated with EVR, the parent entity of Evercore, the financial advisor of Commonwealth, and has from time to time served as a consultant to such funds. As a result of his relationship to these EVR affiliated funds, Mr. Birk was afforded an opportunity to invest in, and co-invest with, such funds, and Mr. Birk was also afforded an opportunity to purchase shares (and he did purchase 4,000 shares) of EVR stock in EVR’s initial public offering. Except as may result indirectly from his ownership of shares of EVR stock, Mr. Birk will not receive any compensation from EVR or its affiliates in connection with Commonwealth’s engagement of Evercore as its financial advisor.

Form of the Merger

Subject to the terms and conditions of the merger agreement and in accordance with Pennsylvania and Delaware law, at the effective time of the merger CF Merger Corp., a wholly owned subsidiary of Citizens, will merge with and into Commonwealth. Commonwealth will survive the merger as a wholly owned subsidiary of Citizens.

Merger Consideration

At the effective time of the merger, each share of Commonwealth common stock (other than shares owned by Commonwealth, Citizens and CF Merger Corp.) will be converted into the right to receive a combination of $31.31 in cash and 0.768 shares of Citizens common stock. For information regarding the treatment of options, restricted shares and restricted share units, see “—Treatment of Compensatory Awards.”

The merger agreement provides that the merger consideration and any other amounts payable in conjunction with the merger consideration will be adjusted appropriately if, during the period between the date of the merger agreement and the effective time of the merger, the outstanding shares of Commonwealth common stock or Citizens common stock are changed in any way by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend on any such outstanding shares with a record date during such period, or any other similar event.

Ownership of Citizens Following the Merger

Based on the number of shares of Commonwealth common stock and Citizens common stock outstanding on the record date, we anticipate that Commonwealth shareholders will own approximately 5% of the outstanding shares of Citizens common stock following the merger (6% assuming conversion of Commonwealth’s outstanding 2003 3-1/4% convertible notes due 2023, which cannot be settled in cash, into shares of Commonwealth common stock in connection with the merger).

Conversion of Shares; Procedures for Exchange of Certificates; Fractional Shares

The conversion of Commonwealth common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. Within two business days after the completion of the merger, Commonwealth or the appointed exchange agent will send a letter of transmittal to each holder of record of shares of Commonwealth common stock at the effective time of the merger. The letter of transmittal will contain instructions for obtaining the merger consideration, including the shares of Citizens common stock, the cash portion of the merger consideration and cash for any fractional shares of Citizens common stock, in exchange for shares of Commonwealth common stock. The letter of transmittal will contain instructions for surrendering the certificates representing shares of Commonwealth common stock to the exchange agent and will specify that delivery is effected, and risk of loss and title will pass, only upon proper delivery of those certificates to the exchange agent. Commonwealth shareholders should not return stock certificates with the enclosed proxy.

After the effective time of the merger, each certificate that previously represented shares of Commonwealth common stock will represent only the right to receive the merger consideration as described above and dividends and cash in lieu of fractional shares as described below.

Until holders of certificates previously representing Commonwealth common stock have surrendered those certificates to the exchange agent for exchange, those holders will not receive dividends or distributions on the Citizens common stock into which such shares have been converted with a record date after the effective time of the merger and will not receive cash for any fractional shares of Citizens common stock. When holders surrender such certificates, they will receive any dividends with a record date after the effective time of the merger but prior to the date of surrender and a payment date on or prior to the date of surrender and any cash for fractional shares of Citizens common stock, in each case without interest.

In the event of a transfer of ownership of Commonwealth common stock that is not registered in the transfer records of Commonwealth, payment of the merger consideration as described above will be made to a person other than the person in whose name the certificate so surrendered is registered if:

•	such certificate is properly endorsed or otherwise is in proper form for transfer; and

•	the person requesting such payment pays to the exchange agent any transfer or other taxes resulting from the payment of the merger consideration as described above to a person other than the registered holder of such certificate or establishes to the satisfaction of the exchange agent that such taxes have been paid or are not due.

No fractional shares of Citizens common stock will be issued to any Commonwealth shareholder upon surrender of certificates previously representing Commonwealth common stock. Each Commonwealth shareholder who would otherwise have been entitled to receive a fraction of a share of Citizens common stock will receive cash in an amount equal to the product obtained by multiplying (1) the fractional share interest to which such holder would otherwise be entitled to by (2) the closing price for a share of Citizens common stock on the closing date of the merger as reported in The Wall Street Journal.

If any certificate representing shares of Commonwealth common stock has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming that such certificate has been lost, stolen or destroyed and, if required by the surviving corporation, the posting by such person of a bond, in such reasonable amount as the surviving corporation may direct, as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will issue, in exchange for the lost, stolen or destroyed certificate, the merger consideration in respect of the shares of Commonwealth common stock represented by such certificate.

Effective Time of the Merger

The merger will become effective upon the filing of articles of merger with the Department of State of the Commonwealth of Pennsylvania and a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed upon by Citizens and Commonwealth and specified in the articles of merger and the certificate of merger. The filing of the articles of merger and the certificate of merger will occur as soon as practicable on the first business day after satisfaction or waiver of the conditions to the completion of the merger described in the merger agreement.

Stock Exchange Listing of Citizens Common Stock

It is a condition to the completion of the merger that the shares of Citizens common stock issuable to Commonwealth shareholders in the merger have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

Delisting and Deregistration of Commonwealth Common Stock

If the merger is completed, Commonwealth common stock will be delisted from the Nasdaq National Market and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Commonwealth will no longer file periodic reports with the SEC on account of Commonwealth common stock.

Material United States Federal Income Tax Consequences of the Merger

The following is a discussion of the material United States federal income tax consequences of the merger to Commonwealth shareholders who receive the merger consideration in exchange for their shares of Commonwealth common stock pursuant to the merger. This discussion is based on the Code, applicable Treasury Regulations, and administrative interpretations and court decisions as in effect as of the date of this proxy statement/prospectus, all of which may change, possibly with retroactive effect.

This discussion addresses only the consequences of the exchange of shares of Commonwealth common stock held as capital assets. It does not address all aspects of United States federal income taxation that may be important to a shareholder in light of that shareholder’s particular circumstances or to a shareholder subject to special rules, such as:

•	a financial institution or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities;

•	a shareholder who holds Commonwealth common stock as part of a hedge, appreciated financial position, straddle, or conversion or integrated transaction; or

•	a shareholder who acquired Commonwealth common stock pursuant to the exercise of compensatory options or otherwise as compensation.

If a partnership holds the shares of Commonwealth common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of Commonwealth common stock should consult its tax advisors.

This discussion of material United States federal income tax consequences is not a complete analysis or description of all potential tax consequences of the merger. This discussion does not address income tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. We strongly urge each Commonwealth shareholder to consult his or her own tax advisor to determine the particular United States federal, state or local or foreign income or other tax consequences to him or her of the merger.

Consequences of the Merger to United States Holders

For purposes of this discussion, a “United States Holder” is a beneficial owner of Commonwealth common stock that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

The receipt of the merger consideration by a United States Holder in exchange for shares of Commonwealth common stock pursuant to the merger will be a taxable transaction for United States federal income tax purposes. In general, a United States Holder who receives the merger consideration in exchange for shares of Commonwealth common stock pursuant to the merger will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between (1) the sum of the fair market value of the Citizens common stock as of the effective time of the merger and the cash received and (2) the United States holder’s adjusted tax basis in the shares of Commonwealth common stock exchanged for the merger consideration pursuant to the merger. Any gain or loss would be treated as long-term capital gain or loss if the shareholders held the shares of Commonwealth common stock for more than one year. Long-term capital gains of noncorporate taxpayers generally are taxable at a maximum rate of 15%. Capital gains of corporate shareholders generally are taxable at the regular tax rates applicable to corporations. The deductibility of capital losses is subject to limitations.

A United States Holder’s aggregate tax basis in Citizens common stock received in the merger will equal the fair market value of such stock as of the effective time of the merger. The holding period for the Citizens common stock received in the merger will begin on the day after the merger.

Information Reporting and Backup Withholding

Information returns will be filed with the Internal Revenue Service (the “IRS”) in connection with cash paid and stock delivered pursuant to the merger. Backup withholding may apply to payments made in connection with the merger. Backup withholding will not apply, however, to a shareholder who (1) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on the substitute Form W–9 or successor form included in the letter of transmittal to be delivered to shareholders following completion of the merger, (2) provides a certification of foreign status on the applicable Form W–8 (typically Form W–8BEN) or appropriate successor form or (3) is otherwise exempt from backup withholding. Any amount withheld under the backup withholding rules will be allowed as a refund or a credit against United States federal income tax liability, provided the required information is furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.

Regulatory Matters

United States Antitrust. Under the HSR Act and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the specified waiting period requirements have been satisfied. Citizens and Commonwealth filed Notification and Report Forms with the Antitrust Division of the Department of Justice and the Federal Trade Commission on September 29, 2006. On October 6, 2006, the Federal Trade Commission granted early termination of the HSR Act waiting period. At any time before or after the effective time of the merger, the Federal Trade Commission or others (including states and private parties) could take action under the antitrust laws, including seeking to prevent the merger, to rescind the merger or to conditionally approve the merger upon the divestiture of assets of Citizens or Commonwealth. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it will not be successful.

Other Laws. In addition to the regulatory approvals described above, the consent or approval of the FCC and the Pennsylvania PUC will be required to be obtained prior to the effective time of the merger. Pursuant to the merger agreement, on September 29, 2006, Citizens and Commonwealth filed the applications required for the transfer of control of the relevant franchises, licenses and similar instruments issued under the rules and regulations of the FCC and the Pennsylvania PUC.

General. It is possible that any of the governmental entities with which filings are made may seek, as conditions for granting approval of the merger, various regulatory concessions. There can be no assurance that:

•	Citizens or Commonwealth will be able to satisfy or comply with such conditions;

•	compliance or non-compliance will not have adverse consequences on Citizens after completion of the merger; or

•	the required regulatory approvals will be obtained within the time frame contemplated by Citizens and Commonwealth and referred to in this proxy statement/prospectus or on terms that will be satisfactory to Citizens and Commonwealth.

See “The Merger Agreement—Conditions to the Completion of the Merger.”

Financing Arrangements

In connection with the merger agreement, Citizens obtained a commitment letter from Citigroup to provide a $990 million senior unsecured bridge loan. Subsequent to the date of the merger agreement, Credit Suisse Securities (USA) LLC and JPMorgan Chase Bank, N.A. (together with Citigroup, the “Initial Lenders”) became commitment parties under the commitment letter. The Initial Lenders’ respective commitments to provide the bridge loan are subject to certain conditions precedent, including the following:

•	execution and delivery of mutually acceptable loan documentation;

•	absence of a material adverse effect with respect to Citizens and Commonwealth, taken as a whole, since December 31, 2005;

•	receipt by the Initial Lenders of certain financial statements and projections of Citizens and Commonwealth;

•	maintenance of a leverage ratio of no greater than 4.5 to 1, after giving pro forma effect to the merger;

•	absence of outstanding indebtedness with respect to Citizens and Commonwealth, other than certain permitted indebtedness described in the commitment letter;

•	receipt by the Initial Lenders of customary opinions, certifications and other closing documentation;

•	payment to the Initial Lenders of customary costs, fees and expenses, as provided under the commitment letter;

•	receipt by the Initial Lenders of an “offering document;” and

•	truth and correctness of certain representations and warranties made by Citizens and Commonwealth, as described in the commitment letter.

The bridge loan will mature in one year and will bear interest at a rate equal to either the Base Rate or the LIBO Rate (each as described in the commitment letter), plus a margin based on Citizens’ leverage ratio.

On December 18, 2006, Citizens announced that it priced an offering of $400 million in aggregate principal amount of 7.875% senior unsecured notes due January 15, 2027. The offering is expected to close on December 22, 2006. Citizens intends to use the net proceeds from the offering to finance, in part, the cash portion of the merger consideration as well as related transactions and the payment of fees and expenses. The offering, if consummated, will have the effect of reducing the $990 million commitment.

Dissenters’ Rights

Under Pennsylvania law, holders of Commonwealth common stock will not be entitled to dissenters’ rights in connection with the merger because shares of Commonwealth common stock are traded on the Nasdaq National Market.

Commonwealth Employee Benefits Matters

The merger agreement provides that on and after the effective time of the merger, Citizens will, or will cause the surviving corporation to, honor the obligations of Commonwealth and its subsidiaries under all employee plans of Commonwealth and its subsidiaries in existence as of the closing date of the merger in accordance with their terms. Citizens is not restricted from amending or terminating any such employee plan in accordance with its terms and is not required to offer to continue (other than as required by its terms) any written employment contract or to continue the employment of any employee, except that until the first anniversary of the closing of the merger, Citizens is required to continue Commonwealth’s past severance practices and may not amend or terminate the Severance Plan without the consent of participants.

The merger agreement further provides that to the extent any benefit plan of Citizens, the surviving corporation or any other subsidiaries of Citizens is made available to any employee of Commonwealth or its subsidiaries, Citizens will, or will cause the surviving corporation and its other subsidiaries to, (1) grant to such employees credit for service with Commonwealth or its subsidiaries or predecessors for all purposes under such plan, except for purposes of benefit accruals under defined benefit pension plans and except to the extent a duplication of benefits would thereby result, and (2) if such plan is a welfare plan, waive all preexisting condition exclusions and waiting periods, as applicable, except to the extent any such limitations or waiting periods in effect under comparable plans of Commonwealth and its subsidiaries have not been satisfied as of the date the relevant Citizens benefit plan is made applicable to such employee.

If any employee of Commonwealth or its subsidiaries is terminated without “cause” or terminates his or her employment for “good reason” (as each such term is defined in the Severance Plan) after the merger and before December 31, 2007, Citizens will, or will cause the surviving corporation or its other subsidiaries to, pay such employee a cash amount equal to the prorated portion of his or her target 2007 bonus (having terms and in amounts consistent with past practices) based on the number of days elapsed in calendar year 2007 prior to the time of termination.

In addition, the merger agreement provides that if the closing of the merger occurs prior to December 31, 2006, the Compensation Committee may, in its sole discretion, determine immediately prior to the closing that the performance conditions in certain “performance level” awards are deemed to be fully satisfied, with the restricted stock units issuable pursuant to such awards to be issued immediately prior to the closing.

Treatment of Compensatory Awards

Immediately prior to the effective time of the merger, each outstanding restricted share and restricted share unit granted or issued under any plan or arrangement of Commonwealth will be cancelled, and Citizens will pay, or cause the surviving corporation in the merger to pay, immediately after the effective time, each holder thereof for each such restricted share or restricted share unit an amount in cash equal to the merger consideration, with Citizens common stock valued using the five-day average closing price ending on the second trading day immediately preceding the date of closing of the merger.

Immediately prior to the effective time of the merger, each outstanding vested or unvested stock option of Commonwealth will be cancelled, and Citizens will pay, or cause the surviving corporation to pay, immediately after the effective time, each holder thereof for each share that could have been purchased upon the exercise of such option, the excess of the cash amount referred to in the preceding paragraph over the exercise price of the option.

See “—Interests of Commonwealth’s Directors and Executive Officers in the Merger.”

Resale of Citizens Common Stock

Citizens common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended (the “Securities Act”), except for shares issued to any Commonwealth shareholder who may be deemed to be an “affiliate” of Commonwealth or Citizens for purposes of Rule 145 under the Securities Act. It is expected that each such affiliate will agree not to transfer any Citizens common stock received in the merger except in compliance with the resale provisions of Rule 144 or Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. The merger agreement requires Commonwealth to use its reasonable best efforts to cause its affiliates to enter into such agreements. This proxy statement/prospectus does not cover resales of Citizens common stock received by any such person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

THE MERGER AGREEMENT

This is a summary of the material provisions of the merger agreement. The full text of the merger agreement is attached as Annex I to this proxy statement/prospectus and is incorporated herein by reference. You should read the merger agreement carefully and in its entirety. The merger agreement has been included to provide shareholders with information regarding its terms. Except for its status as the contractual document that establishes and governs the legal relations among the parties to the merger agreement with respect to the merger, it is not intended to be a source of factual, business or operational information about the parties. The representations, warranties and covenants made by the parties in the merger agreement are qualified as described in the merger agreement. Representations and warranties may be used as a tool to allocate risks among the parties, including where the parties do not have complete knowledge of all facts. Shareholders are generally not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties or covenants or any descriptions as characterization of the actual state of facts or condition of Commonwealth, Citizens or CF Merger Corp., or any of their respective affiliates.

Conditions to the Completion of the Merger

Conditions to the Obligations of Each Party. The obligations of each party to consummate the merger are subject to the satisfaction of the following conditions:

•	the merger agreement has been adopted by the affirmative vote of a majority of the votes cast by Commonwealth shareholders at the special meeting;

•	the waiting period under the HSR Act has expired or has been terminated;

•	each of the approval of the FCC for the transfer of control of the relevant franchises, licenses and similar instruments of Commonwealth and its subsidiaries and the approval of the Pennsylvania PUC, in each case, required to permit consummation of the merger, has been obtained;

•	no applicable federal, state or local law, regulation, order or other similar requirement has been adopted, promulgated or issued by any governmental authority that prohibits the consummation of the merger;

•	the registration statement, of which this proxy statement/prospectus forms a part, has been declared effective and no stop order suspending the effectiveness of the registration statement is in effect, and no proceeding for such purpose is pending before or threatened by the SEC; and

•	the shares of Citizens common stock to be issued in the merger have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

Conditions to the Obligation of Citizens. The obligations of Citizens to consummate the merger are subject to the satisfaction of the following further conditions:

•	Commonwealth has performed in all material respects all of its obligations required to be performed by it under the merger agreement at or prior to the effective time of the merger;

•	the representations and warranties of Commonwealth relating to:

–	corporate authority;

–	due authorization and enforceability of the merger agreement;

–	the approval of the merger agreement, the merger and the related transactions by the board of directors of Commonwealth;

–	the receipt of Evercore’s fairness opinion;

–	the vote required by Commonwealth shareholders to adopt the merger agreement;

–	the capitalization of Commonwealth and its subsidiaries;

–	the absence of recent changes in the compensation and benefits, including severance and change in control pay, for directors, executive officers and employees of Commonwealth and of recent changes to (including entry into) any employment, change in control, deferred compensation or similar agreement, plan, arrangement or policy with any director or executive officer of Commonwealth or any material employee plan;

–	the absence of certain change in control and other similar arrangements; and

–	the inapplicability of state antitakeover statutes to the merger,

are true and correct in all material respects, in each case, at and as of the effective time of the merger as if made at and as of such time, or if such representations and warranties are made as of a specific date, then at and as of such date;

•	all the other representations and warranties of Commonwealth contained in the merger agreement are true and correct (disregarding all exceptions for materiality and material adverse effect on Commonwealth) at and as of the effective time of the merger as if made at and as of such time, or if such representations and warranties are made as of a specific date, then at and as of such date, with such exceptions as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Commonwealth; and

•	there is no pending or threatened claim, suit, action or proceeding by any federal or state governmental authority under or pursuant to any applicable laws regulating competition:

–	challenging or seeking to restrain or prohibit the consummation of the merger;

–	seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by Commonwealth, Citizens or any of their respective subsidiaries of all or any portion of the business or assets of Commonwealth, Citizens or any of their respective subsidiaries or to require any such person to divest or hold separate any assets or business of Commonwealth, Citizens or any of their respective subsidiaries, or to take any other action, in each case, as a result of or in connection with the transactions contemplated by the merger agreement, where the foregoing, individually or in the aggregate, would reasonably be expected to have an impact (whether affecting Commonwealth, Citizens or any of their respective subsidiaries) equivalent to a material adverse effect on Commonwealth; or

–	seeking to impose limitations on the ability of Citizens or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any shares of common stock of Commonwealth or the surviving corporation;

and no applicable law is in effect that would reasonably be expected to result in any of the foregoing effects.

Conditions to the Obligations of Commonwealth. The obligations of Commonwealth to consummate the merger are subject to the satisfaction of the following further conditions:

•	each of Citizens and CF Merger Corp. has performed in all material respects all of its obligations required to be performed by it under the merger agreement at or prior to the effective time of the merger;

•	the representations and warranties of Citizens relating to:

–	corporate authority;

–	due authorization and enforceability of the merger agreement;

–	the approval of the merger agreement, the merger and the related transactions by the board of directors of Citizens;

–	the absence of a requirement of a vote by Citizens stockholders to approve the merger agreement or the merger;

–	capitalization of Citizens; and

–	the ownership of shares of Commonwealth common stock by Citizens, CF Merger Corp. or any other subsidiary of Citizens,

are true and correct in all material respects, in each case, at and as of the effective time of the merger as if made at and as of such time, or if such representations and warranties are made as of a specific date, then at and as of such date; and

•	all the other representations and warranties of Citizens contained in the merger agreement are true and correct (disregarding all exceptions for materiality and material adverse effect on Citizens) at and as of the effective time of the merger as if made at and as of such time, or if such representations and warranties are made as of a specific date, then at and as of such date, with such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Citizens.

Material Adverse Effect Definition

Certain of the representations and warranties of Commonwealth and Citizens, and certain other provisions in the merger agreement, are qualified by references to a “material adverse effect.” The merger agreement provides that a “material adverse effect” means, when used in respect of Commonwealth or Citizens, any effect, event, occurrence, state of facts or development that has a materially adverse effect on the business, assets, liabilities, operations or financial condition of Commonwealth and its subsidiaries, taken as a whole, or Citizens and its subsidiaries, taken as a whole, as the case may be, excluding any such effect, event, occurrence, state of facts or development resulting from or arising in connection with:

•	the merger agreement, the transactions contemplated by the merger agreement or the announcement or consummation of them, or the taking of any actions required by the merger agreement;

•	changes or conditions generally affecting the industries in which Commonwealth operates or the industries in which Citizens operates, as the case may be, to the extent such changes or conditions do not disproportionately impact Commonwealth or Citizens, as the case may be;

•	general economic or financial markets conditions;

•	any change in generally accepted accounting principles in the United States;

•	changes in applicable law to the extent such changes do not disproportionately impact Commonwealth or Citizens, as the case may be;

•	any failure, in and of itself, by Commonwealth or Citizens, as the case may be, to meet analysts’ revenue or earning projections; and

•	any decline, in and of itself, in the price of any publicly traded securities of Commonwealth or Citizens, as the case may be.

No Solicitation

The merger agreement provides that Commonwealth and its subsidiaries, and the officers, directors, employees, investment bankers and other agents and advisors of Commonwealth or any of its subsidiaries, will not:

•	take any action to solicit, initiate or knowingly encourage or facilitate any acquisition proposal, as described below; or

•

engage in discussions or negotiations with, or disclose any nonpublic information relating to Commonwealth or any of its subsidiaries or afford access to the properties, books or records of Commonwealth or any of its subsidiaries to, any person that is known by Commonwealth to be considering making, or has made, an acquisition proposal, with limited exceptions for certain actions in the ordinary course of business consistent with past practice.

The merger agreement provides that the term “acquisition proposal” means any offer or proposal by a third party, other than Citizens or any of its affiliates, for:

•	any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of Commonwealth or over 15% of any class of equity or voting securities of Commonwealth or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Commonwealth;

•	any tender offer or exchange offer that, if consummated, would result in the third party beneficially owning 15% or more of any class of equity or voting securities of Commonwealth or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Commonwealth; or

•	a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction that results in any acquisition of over 15% of any class of equity or voting securities of Commonwealth or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Commonwealth or, if Commonwealth or any such subsidiary is merged into another entity, of the surviving entity in such merger.

The merger agreement further provides that, notwithstanding the restrictions described above, prior to the time Commonwealth shareholders adopt the merger agreement, Commonwealth may furnish nonpublic information to, or enter into discussions or negotiations with, any person in connection with an unsolicited bona fide written acquisition proposal received from such person if the board of directors of Commonwealth determines in good faith, after consultation with its outside legal counsel and financial advisors, that to disclose such information or engage in such discussions or negotiations would be reasonably likely to result in a superior proposal, as described below; provided, however, that:

•	prior to furnishing nonpublic information to, or entering into discussions or negotiations with, such person, Commonwealth receives from such person an executed confidentiality agreement with terms not materially less favorable to Commonwealth than those contained in the confidentiality agreement between Commonwealth and Citizens, except that such confidentiality agreement may contain less favorable standstill provisions so long as Commonwealth offers Citizens the opportunity to amend the Citizens confidentiality agreement to contain the same standstill provisions; and

•	all such nonpublic information has previously been provided to Citizens or is provided to Citizens on a substantially concurrent basis.

The merger agreement provides that the term “superior proposal” means any bona fide written acquisition proposal that involves the acquisition, directly or indirectly, of all or substantially all of the voting power of the Commonwealth common stock or of the assets of Commonwealth and its subsidiaries, taken as a whole, that the board of directors of Commonwealth determines in its good faith judgment, after consultation with its outside legal counsel and financial advisors, to be:

•	more favorable and provide greater value to Commonwealth shareholders than the merger agreement and the merger, taken as a whole; and

•	reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

The merger agreement further provides that neither the board of directors of Commonwealth nor any committee of the board of directors of Commonwealth may:

•	withdraw, modify in a manner adverse to Citizens, or publicly propose to withdraw or modify in a manner adverse to Citizens, the approval or recommendation by the board of directors of

Commonwealth or any such committee of the merger agreement or the merger, or recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any acquisition proposal (any such action is referred to below as an “adverse recommendation change”); or

•	approve or recommend, or publicly propose to approve or recommend, or cause or permit Commonwealth or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, joint venture agreement, partnership agreement or other similar agreement that, in any such case, provides for or is related to an acquisition proposal.

Notwithstanding the above, at any time prior to the time Commonwealth shareholders adopt the merger agreement, the board of directors of Commonwealth may, after consultation with its outside legal counsel and financial advisors:

•	if a superior proposal is then pending and Commonwealth has complied with the no solicitation provisions described above, make an adverse recommendation change or cause Commonwealth to terminate the merger agreement; or

•	make an adverse recommendation change if the board of directors of Commonwealth determines in good faith that a material adverse effect with respect to Citizens has occurred and, as a result, such action is consistent with the fiduciary duties of the board of directors of Commonwealth under applicable law.

No action described in the first bullet point of the preceding sentence may be taken until after the fifth business day following Citizens’ receipt of written notice from Commonwealth advising Citizens that the board of directors of Commonwealth intends to take such action and specifying the reasons therefor, including the terms and conditions of the superior proposal that is the basis of such proposed action (it being understood and agreed that any amendment to the financial terms or any other material term of such superior proposal will require a new notice of superior proposal and a new notice period of three business days and in determining whether to take such action, the board of directors of Commonwealth must take into account any changes to the terms of the merger agreement and the merger proposed by Citizens to Commonwealth in response to a notice of superior proposal or otherwise). With respect to the actions described in the second bullet point of the preceding sentence, the board of directors of Commonwealth may not take any such action until the fifth business day (or such shorter period as may be reasonable in light of the timing of the meeting of Commonwealth shareholders) following Citizens’ receipt of written notice from Commonwealth advising Citizens that the board of directors of Commonwealth intends to take such action and specifying the reasons for such action.

In addition to the no solicitation provisions described above, Commonwealth is required to promptly notify, orally and in writing, Citizens of the receipt of (and the material terms and conditions thereof and the identity of the person making the same) any inquiry, offer or proposal in connection with an acquisition proposal or any request, other than in the ordinary course of business and not related to an acquisition proposal, for nonpublic information relating to Commonwealth or any of its subsidiaries or for access to the properties, books or records of Commonwealth or any of its subsidiaries by any person that Commonwealth believes may be considering making, or has made, an acquisition proposal. Commonwealth is required to keep Citizens reasonably informed of the status and details (including any material change to the terms thereof) of any such inquiry, offer, proposal or request and any discussions and negotiations concerning the material terms and conditions of any acquisition proposal and provide to Citizens as soon as practicable after receipt or delivery copies of all draft agreements and all other material written correspondence and documents sent by or provided to Commonwealth or any of its subsidiaries in connection with such acquisition proposal.

Nothing in the merger agreement prohibits the board of directors of Commonwealth from taking and disclosing to Commonwealth shareholders a position contemplated by Rules 14d-9 and 14e-2 under the Exchange Act, making such disclosure to Commonwealth shareholders as, in the judgment of the board of directors of Commonwealth, with the advice of outside legal counsel, may be required under applicable law or under the rules of the Nasdaq National Market or responding to any unsolicited proposal or inquiry by advising the person making such proposal or inquiry of the terms of the no solicitation provisions in the merger agreement.

Commonwealth Shareholders Meeting; Recommendation of the Commonwealth Board of Directors

The merger agreement provides that Commonwealth will duly call and hold a shareholders meeting as soon as reasonably practicable after September 17, 2006 for the purpose of voting on the adoption of the merger agreement, regardless of (1) whether the board of directors of Commonwealth has made an adverse recommendation change, as described above under “—No Solicitation,” or (2) the commencement, public proposal, public disclosure or communication to Commonwealth of any acquisition proposal. The board of directors of Commonwealth has agreed to recommend the adoption of the merger agreement by Commonwealth shareholders, except as provided under the provisions described under “—No Solicitation.”

Termination of the Merger Agreement

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, even if the merger agreement has been adopted by the Commonwealth shareholders:

•	by mutual written consent of Commonwealth and Citizens;

•	by either Commonwealth or Citizens, if Commonwealth shareholders do not adopt the merger agreement at the special meeting, including any postponement or adjournment;

•	by either Commonwealth or Citizens, if the merger has not been consummated by June 18, 2007, provided that this right to terminate the merger agreement is not be available to any party whose willful breach of any provision of the merger agreement has resulted in the merger not being consummated by such date, and provided further that, if on June 18, 2007 the conditions described in the third and/or fourth bullet points under “—Conditions to the Completion of the Merger—Conditions to the Obligations of Each Party” and/or the fourth bullet point under “—Conditions to the Completion of the Merger—Conditions to the Obligations of Citizens” have not been fulfilled but all the other conditions to the merger have been fulfilled or are capable of being fulfilled, then the termination date will be extended to September 17, 2007;

•	by either Commonwealth or Citizens (so long as such party has complied in all material respects with its obligations set forth in the merger agreement with respect to matters related to the proxy statement, the registration statement and certain regulatory filings), if any law or regulation has been adopted or promulgated that makes consummation of the merger illegal or if any judgment, injunction, order or decree enjoining the parties from consummating the merger is entered and such judgment, injunction, order or decree has become final and nonappealable;

•	by Commonwealth, if a breach of any representation, warranty, covenant or agreement on the part of Citizens set forth in the merger agreement has occurred that would cause any of the conditions described under “—Conditions to the Completion of the Merger—Conditions to the Obligations of Commonwealth” not to be satisfied, and either such condition is incapable of being satisfied by three business days prior to June 18, 2007 (as such date is extended, if applicable) or Citizens does not, after receiving notice of such breach, proceed in good faith to promptly cure such breach;

•

by Citizens, if a breach of any representation, warranty, covenant or agreement on the part of Commonwealth set forth in the merger agreement has occurred that would cause any of the conditions described in the first, second and third bullet points under “—Conditions to the Completion of the Merger—Conditions to the Obligations of Citizens” not to be satisfied, and either such condition is incapable of being satisfied by three business days prior to June 18, 2007 (as such date is extended, if applicable) or Commonwealth does not, after receiving notice of such breach, proceed in good faith to promptly cure such breach;

•	by Commonwealth, pursuant to the terms described under “—No Solicitation;” provided that Commonwealth pays $37 million to Citizens, as described under “—Fees and Expenses—Termination Fee;”

•	by Citizens, if prior to the meeting of Commonwealth shareholders, the board of directors of Commonwealth:

–	fails to include in the proxy statement its approval or recommendation of the merger agreement or the merger; or

–	makes an adverse recommendation change, as described above under “—No Solicitation;” and

•	by Citizens, if any applicable law having any of the effects described in the fourth bullet point under “—Conditions to the Completion of the Merger—Conditions to the Obligations of Citizens” is in effect and has become final and nonappealable.

Fees and Expenses

General. The merger agreement provides that each party will pay its own fees and expenses in connection with the merger agreement, except that Citizens and Commonwealth will share equally all fees and expenses, other than attorneys’ and accounting fees and expenses, incurred in relation to the printing and filing of the registration statement and to the printing, filing and distribution of the proxy statement.

Termination Fee. Commonwealth is required to pay Citizens a termination fee of $37 million in each of the following circumstances:

•	Commonwealth terminates the merger agreement in accordance with the terms described under “—No Solicitation;” or

•	Citizens terminates the merger agreement pursuant to its right described in the second to last bullet point under “—Termination of the Merger Agreement” (other than as a result of a determination in good faith by the board of directors of Commonwealth that a material adverse effect with respect to Citizens has occurred);

•	any person has publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an acquisition proposal or an acquisition proposal otherwise becomes known to Commonwealth shareholders, thereafter the merger agreement is terminated by either Citizens or Commonwealth pursuant to the third (but only if the meeting of Commonwealth shareholders has not been held by the date that is one business day prior to the date of such termination, except as a result of the registration statement not having been declared effective prior thereto as a result of anything affecting Citizens or its business (in which event termination will not result in the payment of $37 million)) or second bullet points under “—Termination of the Merger Agreement” and prior to the date that is 12 months after such termination, Commonwealth or any of its subsidiaries enters into an acquisition agreement to consummate or consummates the transactions contemplated by any acquisition proposal (for purposes of this bullet point, the term “acquisition proposal” has the same meaning as described under “—No Solicitation,” except that references to 15% are replaced by 35%).

Conduct of Business Pending the Merger

Under the merger agreement, with certain exceptions, during the period from the date of the merger agreement to the effective time of the merger, Commonwealth and its subsidiaries are required to operate substantially in the same lines of business as they now operate in, conduct their business in the ordinary course consistent with past practice in all material respects and use their reasonable best efforts to preserve intact their business organizations and relationships with third parties, including governmental authorities, and to keep available the services of their present officers and employees in all material respects. In addition, without limiting the generality of the foregoing, from the date of the merger agreement until the effective time of the merger, except as consented to by Citizens (which consent, in certain limited instances, may not be unreasonably withheld or delayed by Citizens), Commonwealth has agreed to specific restraints relating to the following, subject to certain exceptions:

•	amendments to its articles of incorporation or by-laws, or any terms of its capital stock, any voting securities or any securities convertible into, or options or any rights to acquire, any shares of its capital stock;

•	the merger or consolidation with any other person, or the sale of Commonwealth to any other person;

•	the acquisition of certain assets or other entities or lines of business;

•	the issuance or sale of capital stock or other voting securities;

•	the incurrence or guarantee of certain indebtedness;

•	the declaration or payment of dividends, other than regular cash dividends in respect of the shares of Commonwealth common stock not exceeding $0.50 per share per fiscal quarter;

•	the alteration of share capital, including stock splits, combinations, subdivisions or reclassifications;

•	the repurchase or redemption of shares of its capital stock, any voting securities or any securities convertible into, or options or any rights to acquire, any shares of its capital stock;

•	the sale, lease or licensing of certain assets;

•	the creation or incurrence of certain liens on any material assets;

•	the providing or making of certain loans, advances, capital contributions or investments;

•	the making of capital expenditures, other than substantially in accordance with Commonwealth’s capital expenditure plan;

•	amendments to the indentures governing its 2005 Series A 3-1/4% convertible notes due 2023 and 2003 3-1/4% convertible notes due 2023;

•	the entry into, or waiver, modification, termination, renewal or extension of, certain material contracts;

•	certain employment, compensation and benefit matters with respect to directors, executive officers and employees;

•	the effecting of a “plant closing” or “mass layoff,” as such terms are defined under the Worker Adjustment and Retraining Notification Act of 1988, as amended;

•	changes in accounting principles or practices;

•	amendments to any material tax returns or the making of any material tax elections;

•	the payment, discharge or settlement of material claims or liabilities;

•	the cancellation of material indebtedness;

•	the waiver or assignment of material claims or rights of substantial value;

•	filing for or seeking material modification of approvals, consents, rights, certificates, orders, franchises, determinations, permissions, licenses, authorities or grants issued under the rules and regulations of the FCC and the Pennsylvania PUC;

•	the taking of any action that would reasonably be expected to result in the closing condition relating to the accuracy of its representations and warranties and the performance of its obligations not being satisfied; and

•	agreeing or committing to do any of the foregoing.

Under the merger agreement, during the period from the date of the merger agreement to the effective time of the merger, except as consented to by Commonwealth, Citizens has agreed to specific restraints relating to the following, subject to certain exceptions:

•	the declaration or payment of dividends, other than regular cash dividends in respect of the shares of Citizens common stock not exceeding $0.25 per share per fiscal quarter;

•	the repurchase or redemption of shares of its capital stock, any voting securities or any securities convertible into, or options or any rights to acquire, any shares of its capital stock;

•	the acquisition of new line of business that is material and not related to the provision of communication services;

•	any acquisition that would reasonably be expected to prevent or materially delay the completion of the merger;

•	the taking of any action that would reasonably be expected to result in the closing condition relating to the accuracy of its representations and warranties and the performance of its obligations not being satisfied; and

•	agreeing or committing to do any of the foregoing.

Representations and Warranties

The merger agreement contains representations and warranties made by each of the parties regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. These representations and warranties relate to the following subject matters with respect to each party:

•	corporate existence and good standing;

•	corporate power and authorization to enter into and carry out the obligations under the merger agreement, the enforceability of the merger agreement and the absence of any conflict with or violation of organizational documents, third-party contracts or laws as a result of entering into and carrying out the obligations under the merger agreement;

•	required consents, approvals, authorizations and permits of governmental authorities relating to the merger agreement;

•	capitalization;

•	accuracy of the information supplied for inclusion in this proxy statement/prospectus and the registration statement of which it is a part;

•	brokers’ fees;

•	filings and reports with the SEC and internal controls and disclosure controls and procedures;

•	financial statements;

•	the absence of specified changes or events concerning the party and its subsidiaries;

•	absence of undisclosed material liabilities;

•	litigation;

•	tax matters;

•	compliance with laws;

•	environmental matters; and

•	approval by the board of directors of the merger agreement, the merger and the related transactions.

Commonwealth made additional representations and warranties related to the following subject matters:

•	subsidiaries;

•	contracts;

•	employment matters and labor relations;

•	employee benefit matters;

•	real property;

•	intellectual property;

•	the voting requirements for the merger;

•	the receipt of Evercore’s fairness opinion; and

•	state antitakeover statutes.

Citizens made additional representations and warranties related to the following subject matters:

•	availability of sufficient committed financing and other funds on hand to complete the merger;

•	the absence of a requirement of a vote by Citizens stockholders to approve the merger agreement or the merger; and

•	absence of ownership of capital stock of Commonwealth by Citizens and CF Merger Corp.

Additional Terms

Subject to the terms and conditions of the merger agreement, Citizens and Commonwealth have agreed to use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated by the merger agreement in the most expeditious manner practicable, including the satisfaction of all conditions to the merger and seeking to remove promptly any injunction or other legal barrier that may prevent or delay the consummation of the merger.

In addition, Commonwealth and Citizens have agreed to use their respective reasonable best efforts to obtain all authorizations, consents, orders and approvals of governmental authorities and non-governmental third parties that may be or become necessary to consummate the transactions contemplated by the merger agreement or for performance of their respective obligations pursuant to the merger agreement, and to cooperate fully with the other parties in promptly seeking to obtain all such authorizations, consents, orders and approvals; provided that Commonwealth and Citizens are not permitted or required to agree or proffer to divest or hold separate any assets or business of Commonwealth, Citizens or any of their respective subsidiaries, or to take any other action, that, in each case, individually or in the aggregate, would reasonably be expected to have an impact (whether affecting Commonwealth, Citizens or any of their respective subsidiaries) equivalent to a material adverse effect on Commonwealth.

Pursuant to the merger agreement, on September 29, 2006, Citizens and Commonwealth filed the applications required for the transfer of control of the relevant franchises, licenses and similar instruments issued under the rules and regulations of the FCC and the Pennsylvania PUC. On September 29, 2006, Citizens and Commonwealth filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission the notification and report form required under the HSR Act with respect to the transactions contemplated by the merger agreement. Concurrently, the parties requested early termination of the waiting period to complete the merger under the HSR Act. On October 6, 2006, the Federal Trade Commission granted early termination of the HSR Act waiting period.

Any application to any governmental authority for any authorization, consent, order or approval necessary for the transfer of control of any approvals, consents, rights, certificates, orders, franchises, determinations, permissions, licenses, authorities or grants of Commonwealth or any of its subsidiaries must be reasonably acceptable to Commonwealth and Citizens. Without limiting the obligations of Citizens and Commonwealth described above, each of Citizens and Commonwealth has agreed, upon reasonable prior notice, to make appropriate representatives available for attendance at meetings and hearings before applicable governmental authorities in connection with such transfer of control.

The merger agreement provides that Citizens and Commonwealth must cooperate with one another in:

•	determining whether any action by or in respect of, or filing with, any governmental authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by the merger agreement; and

•	seeking any such actions, consents, approvals or waivers, or making any such filings, furnishing information required in connection therewith or with the proxy statement, the registration statement or any amendments or supplements, and seeking timely to obtain any such actions, consents, approvals or waivers.

Indemnification and Insurance for Directors and Officers

The merger agreement provides that for six years following the effective time of the merger, Citizens will indemnify and hold harmless the present and former directors, officers, employees and agents of Commonwealth in respect of acts or omissions occurring prior to the effective time of the merger and will promptly advance expenses incurred by such persons in defending any suits in connection therewith, in each case to the fullest extent permitted under applicable law. The merger agreement further provides that, subject to certain limitations, for a period of six years after the effective time of the merger, Citizens will use its reasonable best efforts to provide directors’ and officers’ liability insurance and fiduciary liability insurance in respect of acts and omissions occurring on or prior to the effective time of the merger covering persons currently covered by Commonwealth’s directors’ and officers’ liability insurance and fiduciary liability insurance, having coverage and in amount no less favorable than those of policies in effect as of September 17, 2006, subject to a cap of $1,487,700 on annual premiums.

Financing Commitment

Commonwealth is required to provide, and to cause its subsidiaries and its and their officers and employees to provide, on a timely basis all reasonable cooperation in connection with the arrangement of any financing to be consummated by Citizens in connection with the transactions contemplated by the merger agreement, including:

•	facilitating the pledge of collateral (effective as of the closing date of the merger);

•	providing financial and other pertinent information regarding Commonwealth and its subsidiaries as may be reasonably requested by Citizens, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act in a registered offering of securities;

•	providing other reasonably requested certificates or documents, including a customary certificate of the chief financial officer of Commonwealth with respect to solvency matters;

•	requesting PricewaterhouseCoopers LLP, independent registered public accounting firm of Commonwealth, to provide customary consents and comfort;

•	requesting such customary legal opinions as may be reasonably requested by Citizens;

•	participating in informational meetings; and

•	assisting Citizens and its financing sources in the preparation of offering documents and other marketing and rating agency materials for any such financing.

Articles of Incorporation and By-laws of the Surviving Corporation

The merger agreement provides that at the effective time of the merger, the articles of incorporation of the surviving corporation will be amended and restated as set forth in Exhibit A to the merger agreement, subject to further amendment in accordance with applicable law. The merger agreement further provides that the by-laws of CF Merger Corp. in effect immediately prior to the effective time of the merger will be the by-laws of the surviving corporation, until amended in accordance with applicable law. For a summary of certain provisions of the current Commonwealth articles of incorporation, by-laws and the associated rights of Commonwealth shareholders, see “Comparison of Rights of Common Stockholders of Citizens and Common Shareholders of Commonwealth.”

Amendment; Waiver

Any provision of the merger agreement may be amended or waived prior to the effective time of the merger if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of the merger agreement by Commonwealth shareholders, no such amendment or waiver may, without the further approval of such shareholders, make any change that would require further shareholder approval under the Pennsylvania Business Corporation Law.

Specific Performance

The parties to the merger agreement have agreed that irreparable damage would occur in the event any provision of the merger agreement is not performed in accordance with its terms and that the parties will be entitled to an injunction or injunctions (without being required to post any bond or surety instrument in connection therewith) to prevent breaches of the merger agreement and to enforce specifically its terms and provisions in any federal court located in the State of Delaware or any state court in the State of Delaware in addition to any other remedy to which they are entitled at law or in equity.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based upon the historical consolidated financial information of Citizens and Commonwealth incorporated by reference in this proxy statement/prospectus, and has been prepared to reflect the merger based on the purchase method of accounting, with Citizens treated as the acquiror. The historical consolidated financial information has been adjusted to give effect to pro forma events that are directly attributable to the merger and factually supportable and, in the case of the statement of operations information, that are expected to have a continuing impact. The unaudited pro forma condensed combined balance sheet information has been prepared as of September 30, 2006 and gives effect to the merger as if it had occurred on that date. The unaudited pro forma condensed combined statement of operations information, which has been prepared for the nine months ended September 30, 2006 and for the year ended December 31, 2005, gives effect to the merger as if it had occurred on January 1, 2005.

The unaudited pro forma condensed combined financial information is presented for informational purposes only. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the merger been completed at the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of Citizens after completion of the merger.

The unaudited pro forma condensed combined financial information does not give effect to any potential cost savings or other operating efficiencies that could result from the merger. In addition, Citizens’ cost to acquire Commonwealth will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of acquisition. The allocation is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the purchase price allocation pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information in this proxy statement/prospectus.

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET INFORMATION

AS OF SEPTEMBER 30, 2006

($ in thousands)

	Citizens	Commonwealth	Pro Forma Adjustments		Pro Forma Combined
Assets
Cash and cash equivalents	$417,105	$107,857	$(7,762)	4(b)	$517,200
Accounts receivable, net	189,979	40,720	—		230,699
Other current assets	40,991	23,744	—		64,735
Assets of discontinued operations	9,622	—	—		9,622

Total current assets	657,697	172,321	(7,762)		822,256
Property, plant and equipment, net	2,962,604	371,366	9,902	4(a)	3,343,872
Goodwill, net	1,921,465	—	553,821	4(a)	2,475,286
Other intangibles, net	463,948	—	500,000	4(a)	963,948
Investments	16,521	5,715	—		22,236
Other assets	193,358	13,314	—		206,672

Total assets	$6,215,593	$562,716	$1,055,961		$7,834,270

Liabilities and Stockholders’ Equity
Long-term debt due within one year	$37,774	$35,000	$(35,000)	4(b)	$37,774
Accounts payable and other current liabilities	346,194	62,783	—		408,977

Total current liabilities	383,968	97,783	(35,000)		446,751
Deferred income taxes	480,669	72,618	189,000	4(a)	742,287
Other liabilities	420,016	24,656	—		444,672
Long-term debt	3,947,664	300,000	690,000	4(b)	4,937,664

Total liabilities	5,232,317	495,057	844,000		6,571,374
Stockholders’ equity	983,276	67,659	—		1,262,896
			279,620	4(a)
			(67,659)	4(a)

Total liabilities and stockholders’ equity	$6,215,593	$562,716	$1,055,961		$7,834,270

SEE NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS INFORMATION

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

($ in thousands, except per share amounts)

	Citizens	Commonwealth	Pro Forma Adjustments		Pro Forma Combined
Revenue	$1,520,971	$247,372	$—		$1,768,343
Cost and expenses (exclusive of depreciation and amortization)	674,890	131,848	(7,212)	4(c)	799,526
Depreciation and amortization	358,564	32,439	75,435	4(d)	466,438

Total operating expenses	1,033,454	164,287	68,223		1,265,964

Operating income	487,517	83,085	(68,223)		502,379
Investment and other income (loss), net (note 6)	68,373	30,879	—		99,252
Interest expense	252,920	10,427	43,404	4(e)	306,751
Income tax expense	112,903	36,174	(41,302)	4(f)	107,775

Income from continuing operations	$190,067	$67,363	$(70,325)		$187,105

Basic income per common share	$0.59				$0.55

Weighted average shares outstanding (note 5)	323,160				343,660
Diluted income per common share	$0.59				$0.54

Weighted average shares outstanding (note 5)	325,160				345,660

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2005

($ in thousands, except per share amounts)

	Citizens	Commonwealth	Pro Forma Adjustments		Pro Forma Combined
Revenue	$2,017,041	$333,856	$—		$2,350,897
Cost and expenses (exclusive of depreciation and amortization)	907,869	163,883	(10,203)	4(c)	1,061,549
Depreciation and amortization	520,204	57,892	100,580	4(d)	678,676

Total operating expenses	1,428,073	221,775	90,377		1,740,225

Operating income	588,968	112,081	(90,377)		610,672
Investment and other income (loss), net	12,979	10,656	—		23,635
Interest expense	338,735	14,084	57,691	4(e)	410,510
Income tax expense	75,270	38,545	(54,785)	4(f)	59,030

Income from continuing operations	$187,942	$70,108	$(93,283)		$164,767

Basic income per common share	$0.56				$0.46

Weighted average shares outstanding (note 5)	337,065				357,565
Diluted income per common share	$0.56				$0.46

Weighted average shares outstanding (note 5)	341,675				362,175

SEE NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

1.	Description of the Transaction

On September 17, 2006, Commonwealth, Citizens and CF Merger Corp., a wholly owned subsidiary of Citizens, entered into a merger agreement pursuant to which CF Merger Corp. will merge with and into Commonwealth, with Commonwealth surviving the merger as a wholly owned subsidiary of Citizens. At the effective time of the merger, each outstanding share of Commonwealth common stock (other than shares owned by Commonwealth, Citizens and CF Merger Corp.) will be converted into the right to receive $31.31 in cash and 0.768 shares of Citizens common stock.

Citizens will account for the merger as a purchase under United States generally accepted accounting principles. Under the purchase method of accounting, the assets and liabilities of Commonwealth will be recorded as of the acquisition date, at their respective fair values, and consolidated with those of Citizens. The reported consolidated financial condition and results of operations of Citizens after completion of the merger will reflect these fair values.

The merger is subject to customary closing conditions, including the approval of Commonwealth shareholders and regulatory approvals. Subject to these conditions, it is anticipated that the merger will be completed in mid-2007.

2.	Estimated Purchase Price

The following is a preliminary estimate of the purchase price to be paid by Citizens in the acquisition of Commonwealth:

Number of shares of Commonwealth common stock estimated to be outstanding at the effective time of the merger(a)	26,757,000
Exchange ratio	0.768
Number of shares of Citizens common stock to be issued to holders of Commonwealth common stock(b)	20,500,000
Multiplied by cost per share of Citizens common stock(c)	$13.64

Stock portion of the merger consideration		$279,620,000
Cash portion of the merger consideration(d)		837,762,000
Cash out the 2005 Series A 3-1/4% convertible notes(e)		67,000,000
Cash out the equity awards(f)		38,000,000
Estimated fees and expenses		20,000,000

Estimate purchase price		$1,242,382,000

(a)	Determined based on the number of shares of Commonwealth common stock outstanding on August 31, 2006. For purposes of estimating the number of shares of Commonwealth common stock to be outstanding at the effective time of the merger, (i) restricted shares of Commonwealth common stock, which under the terms of the merger agreement will be cashed out, have been excluded (see note 2(f) below), (ii) holders of the 2005 Series A 3-1/4% convertible notes due 2023 and 2003 3-1/4% convertible notes due 2023 of Commonwealth have been assumed to exercise in full their right to convert such notes into shares of Commonwealth common stock as a result of the merger, (iii) in the case of the 2005 Series A 3-1/4% convertible notes due 2023, where Commonwealth has a cash settlement right, Commonwealth has been assumed to exercise such right in full (see note 2(e) below), and shares of Commonwealth common stock that otherwise would have been issuable pursuant to such conversion have been excluded and (iv) shares of Commonwealth common stock held in the grantor trust established by Commonwealth to pay benefits to the holders of ESPP share units, which shares are expected to be distributed to Commonwealth immediately prior to the effective time of the merger and canceled at the effective time of the merger pursuant to the terms of the merger agreement, have been excluded.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION — (Continued)

(b)	Represents the product of the estimated number of shares of Commonwealth common stock to be outstanding at the effective time of the merger and the exchange ratio.

(c)	Represents the approximate price per share of the Citizens common stock to be issued in connection with the merger, based on the average closing price per share of Citizens common stock over the period from September 13, 2006 to September 20, 2006. Citizens expects to use shares of its common stock held in its treasury to pay the stock portion of the merger consideration.

(d)	Represents the product of $31.31, the per share cash portion of the merger consideration, and the estimated number of shares of Commonwealth common stock to be outstanding at the effective time of the merger (see note 2(a) above).

(e)	Represents the assumed cash settlement of the 2005 Series A 3-1/4% convertible notes of Commonwealth (see note 2(a) above).

(f)	Pursuant to the terms of the merger agreement, restricted shares, restricted share units, options and other equity awards of Commonwealth outstanding immediately prior to the effective time of the merger will be cashed out. See “The Merger—Treatment of Compensatory Awards.”

3.	Citizens Discontinued Operations and Partnerships

In February 2006, Citizens entered into a definitive agreement to sell ELI for $243 million in cash and an assumption of $4 million of capital lease obligations, subject to adjustment of the purchase price pursuant to the terms of the purchase agreement. The sale of ELI was completed on July 31, 2006. In February 2005, Citizens entered into a definitive agreement to sell CCUSA for $43.6 million in cash, subject to adjustment of the purchase price pursuant to the terms of the purchase agreement. The sale of CCUSA was completed on March 15, 2005. In accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the results of operations of ELI and CCUSA have been classified as discontinued operations and all prior periods have been recast to give effect thereto.

Effective January 1, 2006, Citizens has applied the provisions of EITF No. 04-05, “Determining Whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,” to consolidate the financial condition and results of operations of Mohave Cellular Limited Partnership, in which Citizens has a 33% ownership interest and is the managing partner. As permitted, Citizens elected to apply EITF No. 04-05 retrospectively from the date of adoption, and all applicable periods have been recast to give effect thereto.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION — (Continued)

4.	Pro Forma Adjustments

Adjustments included in the column under the heading “Pro Forma Adjustments” relate to the following:

(a)	The estimated purchase price has been allocated to the net tangible and intangible assets and liabilities acquired on a preliminary basis as follows (in thousands):

Estimated purchase price:		$1,242,382
Current assets	$172,321
Property, plant and equipment	381,268
Goodwill	364,821
Other intangibles, net	500,000
Investments	5,715
Other assets	13,314
Current liabilities	97,783
Deferred income taxes	72,618
Other liabilities	24,656
Stockholders’ equity	0	$1,242,382

Goodwill has been further adjusted by $189 million to reflect the establishment of deferred taxes for the non-deductible step-up in the value of Property, plant and equipment and Other intangibles, net at a rate of 37% (resulting in a $189 million adjustment to Deferred income taxes).

The allocation of the purchase price to assets and liabilities is preliminary. The final allocation of the purchase price will be based on the actual purchase price paid by Citizens and the fair values of assets acquired and liabilities assumed as of the effective time of the merger, as determined by a third-party valuation. There can be no assurance that the actual allocation will not differ significantly from the preliminary allocation.

(b)	In connection with the merger, Citizens obtained a commitment letter for a $990 million senior unsecured bridge loan, the proceeds of which will be used to pay the cash portion of the merger consideration (including cash payable upon the assumed conversion of $300 million of the Commonwealth convertible notes in connection with the merger), to cash out restricted shares, options and other equity awards of Commonwealth, to repay all outstanding indebtedness under Commonwealth’s existing revolving credit facility (which was $35 million as of September 30, 2006) and to pay fees and expenses related to the merger. The foregoing uses exceed the proceeds of the bridge loan by approximately $7.8 million, which is reflected as a reduction to cash and cash equivalents. Citizens expects to refinance the bridge loan, which matures within one year, with long-term debt prior to the maturity thereof. Accordingly, the financing to be incurred by Citizens in connection with the merger has been classified as long-term debt. If a long-term financing arrangement is not in place at the the time of closing of the merger for any portion of the bridge loan, such portion will be classified as current debt.

On December 18, 2006, Citizens announced that it priced an offering of $400 million in aggregate principal amount of 7.875% senior unsecured notes due January 15, 2027. The offering is expected to close on December 22, 2006. Citizens intends to use the net proceeds from the offering to finance, in part, the cash portion of the merger consideration as well as related transactions and the payment of fees and expenses. The offering, if consummated, will have the effect of reducing the $990 million commitment.

Pro forma amounts give effect to $150 million borrowed in December 2006 under a new facility, and the application of such amount to repurchase, redeem or retire existing debt at par. The pro forma statement of operations assumes that the interest rate of the new $150 million borrowing will match the

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION — (Continued)

interest rate of the debt repurchased, redeemed or retired. A 1% differential in the interest rates (for example 7% vs 8%) would impact annual interest expense by $1.5 million.

(c)	Represents the non-cash stock expense of Commonwealth.

(d)	Reflects increased depreciation and amortization expense resulting from adjusting the historical carrying values of the acquired assets to their fair market values based on the results of a preliminary appraisal. Depreciation and amortization expense was determined based on Citizens’ current rates for depreciation and amortization, including Citizens’ 2006 composite depreciation rate of 5.86%. Amortization for the Other intangibles, net was based on an expected five-year life.

The actual depreciation and amortization expense will be based on the results of the third-party valuation of the acquired assets and the related estimated lives. There can be no assurance that the actual depreciation and amortization expense will not differ significantly from the pro forma adjustment presented.

(e)	Represents an estimated interest expense on the $990 million financing to be incurred by Citizens in connection with the merger, based on an assumed interest rate of 7.25%, net of the interest expense associated with the Commonwealth convertible notes, which are assumed to have been converted into shares of Commonwealth common stock or cashed out in connection with the merger, and Commonwealth’s existing revolving credit facility, which will be repaid in full in connection with the merger. There can be no assurance that the actual interest expense will not differ significantly from the pro forma adjustment presented. A 1/8% change in the interest rate would impact the interest expense by $1.2 million annually.

(f)	Represents the estimated income tax effect of the pro forma adjustments calculated using the applicable incremental tax rate.

5.	Pro forma shares outstanding (basic and diluted) have been adjusted to give effect to the expected issuance in connection with the merger of 20.5 million shares of Citizens common stock from treasury for all periods presented. Citizens did not have 20.5 million shares in its treasury available for issuance at any time during fiscal 2005. Such computation for 2005 is made solely for the purpose of providing unaudited pro forma condensed combined financial information in this proxy statement/prospectus.

6.	Includes in the aggregate approximately $85 million of gain recorded by Citizens and Commonwealth resulting from the proceeds received in the second quarter of 2006 from the dissolution of the Rural Telephone Bank.

ACCOUNTING TREATMENT

The merger will be accounted for by Citizens using the purchase method of accounting. Under this method of accounting, the purchase price will be allocated to the fair value of the net assets acquired. The excess purchase price over the fair value of the assets acquired will be allocated to goodwill.

COMPARATIVE STOCK PRICES AND DIVIDENDS

Citizens common stock is listed for trading on the New York Stock Exchange under the trading symbol “CZN,” and Commonwealth common stock is listed for trading on the Nasdaq National Market under the trading symbol “CTCO.” The following table sets forth, for the periods indicated, dividends declared and the high and low sales prices per share of Citizens common stock and Commonwealth common stock as reported by the New York Stock Exchange Composite Transaction Tape and the Nasdaq National Market, respectively. For current price information, Commonwealth shareholders are urged to consult publicly available sources.

	Citizens Common Stock			Commonwealth Common Stock
Calendar Period	High	Low	Dividends Declared(1)	High	Low	Dividends Declared(2)
2004
First Quarter	$13.25	$11.37	$—	$41.75	$36.07	$—
Second Quarter	13.54	12.06	—	45.97	41.03	—
Third Quarter	14.80	12.04	2.25	45.46	42.96	—
Fourth Quarter	14.63	13.11	0.25	50.08	43.51	—
2005
First Quarter	14.05	12.25	0.25	51.24	46.10	—
Second Quarter	13.74	12.16	0.25	53.28	39.41	13.50
Third Quarter	13.98	13.05	0.25	43.93	36.95	0.50
Fourth Quarter	13.57	12.08	0.25	38.22	33.29	0.50
2006
First Quarter	13.72	11.97	0.25	35.08	31.09	0.50
Second Quarter	13.76	12.25	0.25	34.51	31.98	0.50
Third Quarter	14.31	12.38	0.25	41.67	32.26	0.50
Fourth Quarter (through December 19, 2006)	14.95	13.68	0.25	42.35	40.84	0.50

(1)	In the third quarter of 2004, Citizens paid a special dividend of $2.00 per share and instituted a regular annual dividend of $1.00 per share, to be paid quarterly.
(2)	In the second quarter of 2005, Commonwealth declared a special dividend of $13.00 per share and instituted a regular annual dividend of $2.00 per share, to be paid quarterly.

The following table sets forth the high, low and closing prices per share of Citizens common stock and Commonwealth common stock as reported by the New York Stock Exchange Composite Transaction Tape and the Nasdaq National Market, respectively, and the market value of a share of Commonwealth common stock on an equivalent value per share basis, as determined by (1) multiplying the closing price per share of Citizens common stock on September 15, 2006, the last full trading day prior to the public announcement of the merger, or December 19, 2006, the latest practicable date prior to the date of this proxy statement/prospectus, by the exchange ratio of 0.768 and (2) adding $31.31, which is the cash portion of the merger consideration.

	Citizens Common Stock			Commonwealth Common Stock			Equivalent Value per Share of Commonwealth Common Stock
	High	Low	Close	High	Low	Close
September 15, 2006	$13.87	$13.46	$13.55	$38.68	$38.07	$38.52	$41.72
December 19, 2006	$14.18	$14.05	$14.12	$41.63	$41.38	$41.61	$42.15

Shareholders are urged to obtain current market quotations for shares of Citizens common stock and Commonwealth common stock prior to making any decision with respect to the merger.

No assurance can be given as to the market prices of Citizens common stock or Commonwealth common stock at the closing of the merger. Because the exchange ratio will not be adjusted for changes in the market price of Citizens common stock, the market value of the shares of Citizens common stock that holders of Commonwealth common stock will receive at the effective time of the merger may vary significantly from the market value of the shares of Citizens common stock that holders of Commonwealth common stock would have received if the merger were consummated on the date of the merger agreement or on the date of this proxy statement/prospectus.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF COMMONWEALTH

Set forth below is certain information regarding the beneficial ownership of Commonwealth common stock as of December 1, 2006 held by:

•	each current director of Commonwealth;

•	the named executive officers of Commonwealth;

•	persons who are currently directors or executive officers of Commonwealth as a group; and

•	each person known to Commonwealth to own more than 5% of the outstanding shares of Commonwealth common stock.

Each director or named executive officer has investment and voting power over the shares listed opposite his or her name, except as set forth in the footnotes to the table.

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percent of Outstanding Shares (1)
John R. Birk	1,380	*
Donald P. Cawley(2)(3)	87,948	*
James Q. Crowe(4)	17,675	*
Richard R. Jaros(4)	19,561	*
Michael J. Mahoney(3)(5)	238,192	1.1%
David C. Mitchell(4)	21,320	*
Kevin M. O’Hare(3)	713	*
Eileen O’Neill Odum(3)	16,946	*
Raymond B. Ostroski(3)(6)	30,569	*
Eugene Roth(7)	6,011	*
Walter Scott, Jr.(4)	24,737	*
John J. Whyte(8)	15,101	*
Directors and Executive Officers as a group (23 persons)	654,275	3.1%
Advisory Research, Inc.(9)	1,886,000	8.9%
American Century Investment Management(10)	1,667,603	7.9%
GAMCO Investors, Inc.(11)	1,218,000	5.8%
Barclays Global Investors, N.A(12)	1,197,000	5.7%
Renaissance Technologies Corp.(13)	1,080,000	5.1%

(*)	Less than one percent of the outstanding shares.
(1)	Includes all shares of Commonwealth common stock personally or beneficially owned including: shares owned through the Commonwealth Builder 401(k) Plan; restricted share units awarded under the Commonwealth Equity Incentive Plan (referred to as restricted share units) that are vested or scheduled to vest within 60 days of December 1, 2006; and ESPP share units representing participants’ contributions under the Commonwealth Executive Stock Purchase Plan (further described in Footnote 3 below) at December 1, 2006 as well as matching ESPP share units vested as of December 1, 2006 or scheduled to vest within 60 days thereafter. None of the shares beneficially owned by directors or executive officers have been pledged as security.
(2)	Includes options to purchase 26,829 shares of Commonwealth common stock exercisable within 60 days after December 1, 2006. Also includes 12,755 restricted share units vested as of December 1, 2006 or scheduled to vest within 60 days thereafter.
(3)

Under the Commonwealth Executive Stock Purchase Plan, participants who defer current compensation are credited with “ESPP share units” with a value equal to the amount of the deferred pretax compensation. The value of an ESPP share unit is based on the value of a share of Commonwealth common stock. Commonwealth also credits each participant’s matching account under the plan with 100% of the number of

ESPP share units credited based on the participant’s elective contributions. ESPP share units credited to participants’ elective contribution accounts are fully and immediately vested. ESPP share units credited to participants’ matching accounts generally vest on the third anniversary of the date they are credited, subject to continued employment. ESPP share units credited to a participant’s matching account become fully vested on a change in control of Commonwealth, or on the participant’s death or disability while actively employed. In connection with the settlement of the ESPP share units, participants may receive shares of Commonwealth common stock or cash. Commonwealth has established a grantor trust to hold Commonwealth common stock corresponding to the number of ESPP share units credited to participants’ accounts in the plan.

The table below shows, with respect to each named participant, the aggregate of the ESPP share units credited to such participant in lieu of current compensation and the matching ESPP share units credited to the account of such participant and vested as of December 1, 2006 or scheduled to vest within 60 days thereafter:

Name	Aggregate ESPP Share Units
Michael J. Mahoney	75,491
Eileen O’Neill Odum	8,392
Donald P. Cawley	29,901
Kevin M. O’Hare	713
Raymond B. Ostroski	6,018

(4)	Includes options to purchase 13,421 shares of Commonwealth common stock exercisable within 60 days after December 1, 2006. Also includes 4,254 restricted share units vested as of December 1, 2006 or scheduled to vest within 60 days thereafter.
(5)	Includes options to purchase 101,993 shares of Commonwealth common stock exercisable within 60 days after December 1, 2006. Also includes 31,883 restricted share units vested as of December 1, 2006 or scheduled to vest within 60 days thereafter.
(6)	Includes options to purchase 3,221 shares of Commonwealth common stock exercisable within 60 days after December 1, 2006.
(7)	Includes 1,418 restricted share units vested as of December 1, 2006 or scheduled to vest within 60 days after December 1, 2006.
(8)	Includes options to purchase 13,421 shares of Commonwealth common stock exercisable within 60 days after December 1, 2006.
(9)	Based on estimates obtained from Thomson Financial Group reported as of November 30, 2006 for Advisory Research, Inc. (“Advisory”). The address for Advisory is Two Prudential Plaza, 180 N. Stetson Avenue, Suite 5500, Chicago, Il 60601.
(10)	Based on estimates obtained from Thomson Financial Group reported as of November 30, 2006 for American Century Investment Management (“American”). The address of American is 4500 Main Street, Kansas City, Missouri 64111.
(11)	Based on estimates obtained from Thomson Financial Group reported as of November 30, 2006 for GAMCO Investors, Inc. and related persons (“GAMCO”). The address of GAMCO is One Corporate Center, Rye, New York 10580.
(12)	Based on the estimates obtained from Thomson Financial Group reported as of November 30, 2006 for Barclays Global Investors, N.A. (“Barclays”). The address of Barclays is 45 Fremont Street, San Francisco, California 94105.
(13)	Based on estimates obtained from Thompson Financial Group reported as of November 30, 2006 for Renaissance Technologies Corp. (“Renaissance”). The address of Renaissance is 800 3rd Avenue, 33rd Fl., New York, NY 10022.

DESCRIPTION OF CITIZENS CAPITAL STOCK

The following summary of the capital stock of Citizens is subject in all respects to applicable Delaware law, the Citizens certificate of incorporation and the Citizens by-laws. See “Comparison of Rights of Common Stockholders of Citizens and Common Shareholders of Commonwealth” and “Where You Can Find More Information.”

The total authorized shares of capital stock of Citizens consist of (1) 600,000,000 shares of common stock, par value $0.25 per share, and (2) 50,000,000 shares of preferred stock, par value $0.01 per share. At the close of business on December 19, 2006, approximately 322,256,382 shares of Citizens common stock were issued and outstanding and no shares of Citizens preferred stock were issued and outstanding.

The board of directors of Citizens is authorized to provide for the issuance from time to time of Citizens preferred stock in one or more series and, as to each series, to fix the designations, powers, preferences and relative, participating optional, conversion and other rights.

The board of directors of Citizens adopted a stockholder rights plan on March 6, 2002. To implement the stockholder rights plan, on the same date, Citizens declared a dividend of one preferred stock purchase right, which is referred to in this prospectus/proxy statement as a “right,” for each outstanding share of Citizens common stock to stockholders of record at the close of business on March 6, 2002. Each share issued after that date is also issued with a right. Each right entitles the registered holder to purchase from Citizens a unit consisting of one one-thousandth of a share of Series A Participating Preferred Stock at a purchase price of $47 per unit, subject to adjustment.

The rights are not exercisable until the earlier of:

•	ten business days following a public announcement that a person or group, subject to certain exceptions, has acquired 15% or more of the outstanding shares of Citizens common stock (thereby becoming an “acquiring person” under the shareholder rights plan);

•	ten business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an acquiring person; or

•	a merger or other business combination transaction involving Citizens.

The date on which the rights are exercisable as described above is referred to in this proxy statement/prospectus as the “distribution date.” The rights expire at 5:00 p.m. (New York City time) on March 6, 2012, unless earlier redeemed, exchanged, extended or terminated by Citizens.

Until the distribution date, the rights will be evidenced only by shares of Citizens common stock and will be transferred with and only with such common stock. After the distribution date, rights certificates will be mailed to holders of record of the Citizens common stock as of the close of business on the distribution date.

In the event that a person becomes an acquiring person, subject to certain exceptions for offers that the independent directors of the board of directors of Citizens determine to be fair and not inadequate and to otherwise be in the best interests of Citizens and its stockholders, each holder of a right other than the acquiring person will have the right to receive upon exercise thereof Citizens common stock having a value equal to two times the exercise price of the right. In the event that, at any time following the date on which a person becomes an acquiring person, Citizens engages in certain types of merger or other business combination transactions, each holder of a right, other than the acquiring person, will have the right to receive upon exercise thereof common stock of the acquiring company having a value equal to two times the exercise price of the right. At any time after a person becomes an acquiring person and prior to their acquisition of 50% or more of the outstanding Citizens common stock, the board of directors of Citizens may exchange each right (other than rights owned by the acquiring person), in whole or in part, for one share of Citizens common stock, or one one-thousandth of a share of the Series A Participating Preferred Stock, per right (subject to adjustment). At any time until ten business days following the date on which a person becomes an acquiring person, Citizens may redeem the rights in whole, but not in part, at a price of $0.01 per right.

COMPARISON OF RIGHTS OF COMMON STOCKHOLDERS OF CITIZENS AND COMMON SHAREHOLDERS OF COMMONWEALTH

Citizens is a Delaware corporation subject to the provisions of the Delaware General Corporation Law, which we refer to as Delaware law. Commonwealth is a Pennsylvania corporation subject to the provisions of the Pennsylvania Business Corporation Law, which we refer to as Pennsylvania law. Commonwealth shareholders, whose rights are currently governed by the Commonwealth articles of incorporation, the Commonwealth by-laws and Pennsylvania law, will, if the merger is completed, become stockholders of Citizens and their rights will be governed by the Citizens certificate of incorporation, the Citizens by-laws and Delaware law.

The following description summarizes the material differences that may affect the rights of Citizens stockholders and Commonwealth shareholders but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Shareholders should read carefully the relevant provisions of Delaware law, Pennsylvania law, the Citizens certificate of incorporation, the Citizens by-laws, the Commonwealth articles of incorporation and the Commonwealth by-laws.

Capitalization

Citizens

Citizens’ authorized capital stock is described under “Description of Citizens Capital Stock.”

Commonwealth

The total authorized shares of capital stock of Commonwealth consist of (1) 85,000,000 shares of common stock, par value $1.00 per share, and (2) 25,000,000 shares of preferred stock, without par value. On the close of business on December 19, 2006, approximately 21,120,060 shares of Commonwealth common stock were issued and outstanding, and no shares of Commonwealth preferred stock were issued and outstanding.

Number, Election, Vacancy and Removal of Directors

Citizens

The Citizens by-laws provide that the total number of Citizens directors will be not less than 7 and not more than 15, as determined by the board of directors of Citizens from time to time. Citizens currently has 13 directors.

All directors are elected at each annual meeting of stockholders to serve until the next annual meeting. The Citizens certificate of incorporation provides that directors need not be elected by ballot, unless voting by ballot is requested by the holders of 10% or more of the shares of stock represented at the meeting of stockholders at which the directors are to be elected. The Citizens by-laws do not provide for cumulative voting in the election of directors. The Citizens by-laws provide that vacancies on the board of directors of Citizens may be filled by appointment made by a majority vote of the directors then in office, except for vacancies resulting from the removal of directors by stockholders. Neither the Citizens certificate of incorporation nor its by-laws contain any express provisions with respect to the removal of directors; however, Delaware law provides that directors may be removed, with or without cause, by the holders of a majority of shares then entitled to vote at an election of directors, subject to certain limitations.

Commonwealth

The Commonwealth by-laws provide that the total number of Commonwealth directors will not be less than 3 nor more than 24, as determined by the board of directors of Commonwealth from time to time. Commonwealth currently has 8 directors.

The board of directors of Commonwealth is divided into three classes with approximately one-third of the directors standing for election each year for three-year terms. The Commonwealth by-laws provide that shareholders are entitled to vote cumulatively in all elections of directors. The Commonwealth by-laws provide that vacancies on the board of directors of Commonwealth may be filled by appointment made by a majority vote of the directors then in office. The Commonwealth by-laws also provide that directors may be elected by the shareholders to fill any vacancy on the board of directors only if and when authorized by a resolution of the board of directors; provided that shareholders may fill such vacancy without resolution if there is no director in place. The Commonwealth by-laws provide that no director may be removed from office by shareholders except for cause.

Amendments to Charter Documents

Citizens

Under Delaware law, a proposed amendment to a corporation’s certificate of incorporation requires approval by its board of directors and adoption by an affirmative vote of a majority of the outstanding stock entitled to vote on the amendment. The Citizens certificate of incorporation provides that it may be amended in any manner prescribed by law.

Commonwealth

Under Pennsylvania law, every amendment to a corporation’s articles of incorporation must be proposed by the corporation’s board of directors and adopted by an affirmative vote of a majority of the votes cast by shareholders entitled to vote on the amendment, unless the corporation’s articles of incorporation or a specific provision of Pennsylvania law requires a greater vote. The Commonwealth articles of incorporation provide that the affirmative vote of a majority of the votes entitled to be cast by the shareholders is required to approve certain amendments relating to classes and numbers of shares of Commonwealth in addition to any other vote required by the Commonwealth articles of incorporation or Pennsylvania law.

Amendments to By-laws

Citizens

Under the Citizens certificate of incorporation and the Citizens by-laws, the Citizens by-laws may be amended or altered by the vote of a majority of the whole board of directors at any meeting, provided that notice of such proposed amendment is given in the notice given to the directors of such meeting. This authority in the board of directors is subject to the power of Citizens’ stockholders to change or repeal any by-laws by a majority vote of the stockholders present and represented at any meeting or at any special meeting called for such purpose, and the board of directors cannot repeal or alter any by-laws adopted by the stockholders other than By-law 24A which relates to the right to indemnification of directors and officers.

Commonwealth

The Commonwealth by-laws provide that the Commonwealth by-laws may be changed at any regular or special meeting of the board of directors by a two-thirds vote of all the directors in office or at any annual or special meeting of shareholders by the vote of the holders of a majority of the outstanding stock entitled to vote.

Action by Written Consent

Citizens

Under Delaware law, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, upon the written consent of stockholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Commonwealth

Under Pennsylvania law, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting only by a unanimous written consent that is signed by all the shareholders entitled to vote on the action and delivered to the corporation, unless otherwise provided in the articles of incorporation or by-laws. Neither the Commonwealth articles of incorporation nor its by-laws contain provisions with respect to shareholder action by written consent.

Notice of Stockholder/Shareholder Actions

Citizens

Delaware law and the Citizens by-laws provide that written notice of the time, place and purpose or purposes of every meeting of stockholders must be given not less than 10 days and not more than 60 days before the date of the meeting to each stockholder of record entitled to vote at the meeting. The Citizens by-laws further provide that the only matters that may be considered and acted upon at an annual meeting of stockholders are those matters brought before the meeting:

•	through the notice of meeting;

•	by the board of directors of Citizens; or

•	by a stockholder of record entitled to vote at such meeting.

Generally, the Citizens by-laws require a stockholder who intends to bring matters before an annual meeting to provide advance notice of such intended action not less than 90 days nor more than 120 days prior to the date of the proxy statement relating to the prior year’s annual meeting of stockholders. The notice must contain, among other things, a brief description of the business desired to be brought before the meeting and must identify any personal or other material interest of the stockholder in such proposed business. The person presiding at the meeting will have the discretion to determine whether any item of business proposed by a stockholder was properly brought before such meeting.

Commonwealth

Pennsylvania law provides that written notice of the time, place and date of a meeting of shareholders must be delivered or mailed to each shareholder of record entitled to vote at the meeting not less than 10 days prior to the day named for a meeting that will consider a fundamental change or 5 days prior to the day named for the meeting in any other case. The Commonwealth by-laws require that notice of a meeting of shareholders be delivered to each shareholder not less than 5 days nor more than 90 days before the meeting. Pursuant to the Commonwealth by-laws, the only business to be conducted at any meeting of the shareholders is such business properly brought before the meeting by or at the direction of the board of directors of Commonwealth or, in the case of an annual meeting, by any shareholder with legal right and authority to do so.

Generally, the Commonwealth by-laws require a shareholder who intends to bring matters before an annual meeting to provide advance notice of such intended action not less than 90 days nor more than 120 days prior to the first anniversary date of the prior year’s annual meeting. The notice must contain, among other things, a brief description of the business desired to be brought before the meeting and must identify any other material interest of the shareholder in such proposed business. The person presiding at the meeting will have the discretion to determine whether any item of business was properly brought before such meeting.

Special Stockholder/Shareholder Meetings

Citizens

Under the Citizens by-laws, a special meeting of the stockholders may be called by the chairman of the board of directors or the chief executive officer and must be called on the request in writing or by vote of a majority of the board of directors of Citizens or on request in writing of stockholders of record owning 50% of the capital stock outstanding and entitled to vote.

Commonwealth

Under the Commonwealth by-laws, a special meeting of shareholders may be called at any time by the board of directors of Commonwealth or the chairman of the board of directors or the chief executive officer. Shareholders do not have the right to call special meetings or to bring business before special meetings.

Stockholder/Shareholder Inspection Rights; Stockholder/Shareholder Lists

Citizens

Under Delaware law, a stockholder of a corporation has the right, for any proper purpose and upon written demand under oath stating the purpose for such demand, to inspect and make copies and extracts from the corporation’s stock ledger, a list of its stockholders, and its other books and records. A proper purpose is any purpose reasonably related to such person’s interest as a stockholder.

Commonwealth

Under Pennsylvania law, a shareholder of a corporation has the right for any proper purpose and upon written, verified demand stating the purpose of such demand, to examine the share register, books and records of account, and records of the proceedings of the incorporators, shareholders and directors and to make copies or extracts from any of the foregoing. A proper purpose is any purpose reasonably related to the interest of the person as a shareholder.

Limitation of Personal Liability and Indemnification of Directors and Officers

Citizens

Under Delaware law, a corporation may indemnify any directors, officers, employees and agents of the corporation against liabilities and expenses actually and reasonably incurred by such person in connection with any proceeding involving such person by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, provided that such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful.

The Citizens certificate of incorporation provides that a director will not be personally liable to Citizens or to its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

•	for any breach of the directors’ duty of loyalty to Citizens or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for acts relating to the unlawful payment of a dividend or an unlawful stock purchase or redemption; or

•	for any transaction from which the director derived an improper personal benefit.

The Citizens by-laws provide that to the fullest extent permitted under Delaware law, Citizens will indemnify any person who was or is involved or was or is threatened to be made involved in any threatened, pending or completed investigation, claim, action suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Citizens or is or was serving at the request of Citizens as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against all expenses, liability and loss actually and reasonably incurred by him or her in connection with such proceeding. The Citizens by-laws provide further that the right to indemnification includes the right to receive payment of all reasonable expenses incurred by the indemnified person in connection with such proceeding in advance of the final disposition of the proceeding.

Commonwealth

Under Pennsylvania law, unless otherwise restricted in its by-laws, a corporation may indemnify directors, officers, employees and agents against liabilities and expenses actually and reasonably incurred by such person in connection with the action or proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the corporation if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation; and with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful.

Under the Commonwealth by-laws, no director or former director of Commonwealth will be personally liable to Commonwealth or its shareholders for monetary damages for or resulting from any act, omission or failure to act by reason of the fact that he is or was a director of Commonwealth, except in the case of any breach of duty or failure to perform a duty which constitutes self-dealing, wilful misconduct or recklessness or any responsibility or liability pursuant to any criminal statute or the payment of taxes pursuant to local, state or federal law.

Pursuant to the Commonwealth by-laws, Commonwealth will indemnify and hold harmless every director and officer to the fullest extent permitted by Pennsylvania law.

Dividends

Citizens

The Citizens by-laws provide that the board of directors of Citizens may declare dividends on its outstanding shares in accordance with Delaware law and the Citizens certificate of incorporation.

Commonwealth

Under Pennsylvania law, a board of directors of a corporation may not authorize and pay dividends to its shareholders if after giving it effect:

•	the corporation would not be able to pay its debts as they become due in the usual course of business; or

•	the corporation’s total assets would be less than its total liabilities plus (unless otherwise provided in the articles of incorporation) the amount that would be needed if the corporation were to be dissolved.

Subject to the foregoing restrictions, the Commonwealth by-laws authorize the board of directors of Commonwealth to declare and pay dividends on the shares of capital stock of Commonwealth.

Conversion

Citizens

Holders of Citizens common stock have no rights to convert their shares into any other securities.

Commonwealth

Holders of Commonwealth common stock have no rights to convert their shares into any other securities.

Rights Plan

Citizens

Citizens’ stockholder rights plan is discussed under “Description of Citizens Capital Stock.”

Commonwealth

Commonwealth does not have a rights plan.

Voting Rights; Required Vote for Authorization of Certain Actions

Citizens

General. Each holder of Citizens common stock is entitled to one vote for each share held of record and may not cumulate votes for the election of directors.

Merger or Consolidation. Under Delaware law, the consummation of a merger or consolidation requires the approval of the board of directors of the corporation which desires to merge or consolidate and requires that the agreement and plan of merger be adopted by the affirmative vote of a majority of the stock of the corporation entitled to vote thereon at an annual or special meeting for the purpose of acting on the agreement. However, no such approval and vote are required if such corporation is the surviving corporation and:

•	such corporation’s certificate of incorporation is not amended;

•	the stockholders of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after; and

•	either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the merger.

Under Delaware law, a sale of all or substantially all of such corporation’s assets requires the approval of such corporation’s board of directors and the affirmative vote of a majority of the outstanding stock of the corporation entitled to vote thereon.

Business Combinations. Citizens is subject to Section 203 of Delaware law (“Section 203”), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the time the interested stockholder attained that status;

•	upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Subject to certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years. In general, Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. Citizens has not “opted out” of this provision.

Commonwealth

General. Each holder of Commonwealth common stock is entitled to one vote for each share held of record and is entitled to vote cumulatively in all elections of directors.

Merger or Consolidation. Under Pennsylvania law, the consummation of a merger requires the approval of a majority of the board of directors of the corporation and, except where the approval of shareholders is unnecessary, the approval of a majority of the votes cast by all shareholders of the corporation entitled to vote thereon.

Under Pennsylvania law, approval of the shareholders of a constituent Pennsylvania corporation is not required if:

•	whether or not the constituent corporation is the surviving corporation:

–	the surviving corporation is a Pennsylvania corporation and the articles of incorporation of the surviving corporation are identical to the articles of incorporation of the constituent corporation;

–	each share of the constituent corporation outstanding immediately prior to the effective date of the merger or consolidation will continue as or be converted into, except as may otherwise be agreed by the shareholders, an identical share of the surviving corporation after the effective date of the merger or consolidation; and

–	the agreement and plan of merger provides that the shareholders of the constituent corporation will hold in the aggregate shares of the surviving corporation to be outstanding immediately after the effectiveness of the merger entitled to cast at least a majority of the votes entitled to be cast generally for the election of directors;

•	immediately prior to the adoption of the merger and at all times after the adoption and prior to its effective date, another corporation that is a party to the merger owns 80% or more of the outstanding shares of each class of the constituent corporation; or

•	no shares of the constituent corporation have been issued prior to the adoption of the plan of merger or consolidation by the board of directors.

Under Pennsylvania law, a sale of all or substantially all of Commonwealth’s assets requires the approval of the board of directors and the affirmative vote of a majority of all the votes cast by shareholders entitled to vote on the transaction.

Business Combinations. Under Pennsylvania law, a business combination generally includes (i) a merger, consolidation, share exchange or division of the corporation with an interested shareholder, or involving or resulting in any other corporation which is, or after such transaction would be, an affiliate or associate of the interested shareholder, (ii) a sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of assets having an aggregate market value equal to 10% or more of all the assets or shares of the corporation or representing 10% or more of the earning power or net income of the corporation, and (iii) certain other specified self-dealing transactions between the corporation and an interested shareholder or any affiliate or associate thereof. An “interested shareholder” of a corporation is (i) any person that is the beneficial owner, directly or indirectly, of at least 20% of the voting stock of the corporation or (ii) an affiliate or associate of such corporation and at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of at least 20% of the voting stock of the corporation. Pennsylvania law provides for a five year moratorium on business combinations between a corporation and any person that is an interested shareholder of the corporation, unless:

•	the board of directors of the corporation had approved the acquisition of shares that made the person an interested shareholder of the corporation; or

•	the proposed business combination was approved by (1) the board of directors of the corporation prior to the person becoming an interested shareholder of the corporation, (2) all of the holders of the outstanding shares of common stock of the corporation, or (3) a majority of the holders of voting stock (not including any shares of voting stock beneficially owned by the interested shareholder or its affiliates or associates) at a special meeting called for such purpose, the interested shareholder at the time of meeting is the beneficial owner, directly or indirectly, of at least 80% of the voting stock and certain other criteria relating to per share consideration are met.

Following expiration of the five-year moratorium, a business combination between a corporation and an interested shareholder is still prohibited, unless it (i) is approved by the affirmative vote of a majority of the voting stock (not including any shares of voting stock held by the interested shareholder or its affiliates or associates) at a meeting called for the purpose of approving the business combination or (ii) meets certain per share consideration criteria pursuant to Pennsylvania law.

Other Corporate Constituencies

Citizens

Delaware law does not have an “other constituency” statute similar to that described in “— Other Corporate Constituencies — Commonwealth.”

Commonwealth

Under Pennsylvania law, in discharging the duties of their respective positions, the board of directors and individual directors may, in considering the best interests of the corporation, consider, to the extent they deem appropriate, the effects of any action on shareholders, employees, suppliers, customers, creditors, the communities in which offices or other establishments of the corporation are located and any other factors that they consider pertinent. Directors are not required to redeem any rights or render inapplicable any shareholder rights plan or any antitakeover protections available to the corporation under Pennsylvania law or to take or decline to take any action solely because of the effect that the action might have on a potential acquisition or the consideration that may be offered or paid to shareholders in such an acquisition.

Pennsylvania law explicitly provides that there will be no different or higher degree of scrutiny imposed upon director actions taken in response to potential changes in control.

Appraisal Rights and Dissenters’ Rights

Citizens

Under Delaware law, stockholders have the right to dissent from any plan of merger or consolidation to which the corporation is a party, and to demand payment for the fair value of their shares. However, unless the certificate of incorporation otherwise provides, Delaware law states that stockholders do not have a right to dissent from any plan of merger or consolidation with respect to shares:

•	listed on a national securities exchange or the Nasdaq National Market or held of record by more than 2,000 holders; and

•	for which, pursuant to the plan of merger or consolidation, stockholders will receive only (1) shares or depository receipts of another corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or the Nasdaq National Market or held of record by more than 2,000 holders, (2) shares of stock or depositary receipts of the surviving corporation in the merger or consolidation, (3) cash for fractional shares or (4) any combination of (1) – (3).

In addition, Delaware law provides that, unless the certificate of incorporation provides otherwise, stockholders of a surviving corporation do not have the right to dissent from a plan of merger if the merger did not require for its approval the vote of the stockholders.

The Citizens certificate of incorporation and by-laws are silent as to appraisal rights.

Commonwealth

Under Pennsylvania law, unless the articles of incorporation or by-laws provide otherwise, shareholders of a Pennsylvania corporation are not entitled to dissenters’ rights if the shares that would otherwise give rise to such rights are listed on a national security exchange or the Nasdaq National Market on the record date fixed to determine the shareholders entitled to notice of and vote at the meeting at which the merger will be voted upon. The Commonwealth articles of incorporation and by-laws do not entitle shareholders to dissenters’ rights.

LEGAL MATTERS

The legality of the securities offered by this proxy statement/prospectus will be passed upon for Citizens by Cravath, Swaine & Moore LLP.

EXPERTS

The consolidated financial statements and related financial statement schedule of Citizens and its subsidiaries as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 have been incorporated in this proxy statement/prospectus by reference to the Current Report on Form 8-K of Citizens filed on November 6, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 has been incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K/A of Citizens for the fiscal year ended December 31, 2005, in each case, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. The audit reports on the consolidated financial statements and related financial statement schedule refer to the adoption of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” as of January 1, 2003.

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Commonwealth and its subsidiaries incorporated in this proxy statement/prospectus by reference to the Commonwealth Annual Report on Form 10-K for the fiscal year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the board of directors of Commonwealth knows of no matters that will be presented for consideration at the special meeting, other than as described in this proxy statement/prospectus.

FUTURE SHAREHOLDER PROPOSALS

Commonwealth will hold the 2007 annual meeting of Commonwealth shareholders only if the merger is not completed. If Commonwealth were to hold an annual meeting of shareholders during the period from April 18, 2007 to June 17, 2007, then:

•	in order for a shareholder proposal to be considered for inclusion in Commonwealth’s proxy statement and form of proxy relating to the 2007 annual meeting of shareholders, the proposal must (in addition to meeting the requirements of the SEC’s rules governing such proposals) be received by Commonwealth at its principal executive offices by December 19, 2006; and

•	shareholders whose proposals are intended to be raised at the 2007 annual meeting of shareholders, but are not intended to be considered for inclusion in Commonwealth’s proxy statement, must deliver to Commonwealth at its principal executives offices, and Commonwealth must receive, their proposals not earlier than January 18, 2007 and not later than February 17, 2007.

If the 2007 annual meeting were to be held on a date other than during the period referred to in the preceding sentence, the deadlines referred to in the two bullet points above would be changed, and in such an event Commonwealth would inform its shareholders by press release or other appropriate means of the applicable deadlines.

WHERE YOU CAN FIND MORE INFORMATION

Citizens and Commonwealth file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any report, statement or other information that Citizens and Commonwealth file with the SEC at the SEC’s public reference room at the following location:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at “http://www.sec.gov.” Reports, proxy statements and other information concerning Citizens may also be obtained at its website at “http://www.czn.net” and at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Reports, proxy statements and other information concerning Commonwealth may also be obtained at its website at “http://www.ct-enterprises.com” and at the offices of the Nasdaq Stock Market, Inc. at One Liberty Plaza, New York, New York 10006.

The SEC allows Citizens and Commonwealth to “incorporate by reference” information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that Citizens and Commonwealth have previously filed with the SEC.

Citizens Filings	Period
Annual Report on Form 10-K/A	Fiscal Year ended December 31, 2005
Quarterly Report on Form 10-Q	Quarter ended March 31, 2006
Quarterly Report on Form 10-Q	Quarter ended June 30, 2006
Current Reports on Form 8-K

Filed on January 11, 2006, February 9, 2006, February 28, 2006, March 22, 2006, April 13, 2006, May 31, 2006, June 21, 2006, June 29, 2006, July 11, 2006, July 28, 2006, August 2, 2006 (except as to Item 2.02 thereof and Exhibit 99.2 thereto), September 18, 2006, September 28, 2006, October 11, 2006, October 26, 2006, November 1, 2006, November 2, 2006, November 6, 2006, November 9, 2006, December 7, 2006 and December 19, 2006

Proxy Statement on Schedule 14A	Filed on April 17, 2006

Commonwealth Filings	Period
Annual Report on Form 10-K	Fiscal Year ended December 31, 2005
Quarterly Report on Form 10-Q	Quarter ended March 31, 2006
Quarterly Report on Form 10-Q	Quarter ended June 30, 2006
Current Reports on Form 8-K	Filed on March 23, 2006, April 3, 2006, May 18, 2006, June 15, 2006, September 18, 2006 and December 8, 2006
Proxy Statement on Schedule 14A	Filed on April 19, 2006

Citizens and Commonwealth also incorporate by reference additional documents that may be filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and, in the case of Citizens, the date of the completion of the merger, and, in the case of Commonwealth, the date of the special meeting of Commonwealth shareholders. These include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements.

Citizens has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Citizens, and Commonwealth has supplied all such information relating to Commonwealth.

If you are a shareholder, we may have previously sent you some of the documents incorporated by reference, but you can obtain any of them through the companies, the SEC or the SEC’s website as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits, except that if the companies have specifically incorporated by reference an exhibit in this proxy statement/prospectus, the exhibit will also be provided without charge. Shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

Citizens Communications Company 3 High Ridge Park Stamford, Connecticut 06905 Attention: Corporate Secretary Telephone: (203) 614-5600	Commonwealth Telephone Enterprises, Inc. 100 CTE Drive Dallas, Pennsylvania 18612 Attention: Corporate Secretary Telephone: (570) 631-2700

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated December 20, 2006. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of Citizens common stock in the merger creates any implication to the contrary.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, and the documents to which we refer you in this proxy statement/prospectus, contain forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “may,” “can,” “believe,” “expect,” “project,” “intend,” “likely,” similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following:

•	Citizens’ and Commonwealth’s ability to complete the merger;

•	Citizens’ ability to successfully integrate operations and to realize the synergies from the acquisition;

•	failure to obtain Commonwealth shareholder approval of the merger;

•	Citizens’ ability to refinance any short term loan that will be used to finance the cash portion of the merger consideration with long-term debt;

•	failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals;

•	changes in the number of revenue generating units;

•	competition from wireless and wireline carriers, high speed cable modems and cable telephone;

•	general and local economic and employment conditions;

•	Citizens’ and Commonwealth’s ability to effectively manage their regulatory compliance and service quality;

•	Citizens’ and Commonwealth’s ability to sell product offerings or enhanced services;

•	changes in accounting policies or practices;

•	changes in rates or traffic that are subject to access charges;

•	changes in regulation in the communications industry;

•	changes in Citizens’ and Commonwealth’s ability to manage their operations, costs and capital expenditures, to pay dividends and to reduce or refinance debt;

•	adverse changes in the ratings of debt securities;

•	bankruptcies in the telecommunications industry;

•	the effects of technological changes and competition on capital expenditures and product and service offerings;

•	the effects of any unfavorable outcome with respect to any of Citizens’ current or future legal, governmental, or regulatory proceedings, audits or disputes;

•	increased medical, retiree and pension expenses and related funding requirements;

•	Citizen’s ability to successfully renegotiate expiring union contracts;

•	changes in income tax rates and tax laws; and

•	general factors, including changes in economic, business and industry conditions.

These and other uncertainties related to the businesses of Citizens and Commonwealth are described in greater detail in the filings of Citizens and of Commonwealth with the SEC, including Citizens’ and Commonwealth’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Citizens, Commonwealth or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Forward-looking statements speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this document. Citizens and Commonwealth undertake no obligation to publicly update or revise any forward-looking statement or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so by securities laws.

ANNEX I

AGREEMENT AND PLAN OF MERGER

dated as of

September 17, 2006

among

COMMONWEALTH TELEPHONE ENTERPRISES, INC.,

CITIZENS COMMUNICATIONS COMPANY,

and

CF MERGER CORP.

TABLE OF CONTENTS1

[1]	The Table of Contents is not a part of this Agreement.

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Annex I-ii

Annex I-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of September 17, 2006 among COMMONWEALTH TELEPHONE ENTERPRISES, INC., a Pennsylvania corporation (the “Company”), CITIZENS COMMUNICATIONS COMPANY, a Delaware corporation (“Parent”), and CF MERGER CORP., a Delaware corporation (“Merger Subsidiary”).

WHEREAS, the respective Boards of Directors of Parent, Merger Subsidiary and the Company have approved this Agreement, and deem it advisable and in the best interests of their respective stockholders to consummate the merger of the Company and Merger Subsidiary on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration for the various representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

THE MERGER

Section 1.01. The Merger. (a) At the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with the Pennsylvania Business Corporation Law (“Pennsylvania Law”) and the Delaware General Corporation Law (“Delaware Law”), whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”). For purposes hereof, the closing of the Merger is referred to herein as the “Closing”, and the date of the Closing is referred to herein as the “Closing Date”.

(b) The Closing will take place on the first Business Day after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger (other than those conditions that by their nature are to be satisfied at the Closing and will in fact be satisfied at the Closing). As soon as practicable on the Closing Date, the Company and Merger Subsidiary will file articles of merger with the Department of State of the Commonwealth of Pennsylvania and a certificate of merger with the Secretary of State of the State of Delaware, and make all other filings or recordings required by Pennsylvania Law or Delaware Law in connection with the Merger. The Merger shall become effective on the Closing Date at such time as the articles of merger and the certificate of merger are duly filed as described in this paragraph or at such later time as is specified therein by agreement of Parent and the Company (the “Effective Time”). For purposes of this Agreement, “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, are authorized or required by Applicable Law to close. For purposes of this Agreement, “Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, its properties or assets or its business or operations, as amended unless expressly specified otherwise.

(c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises, and be subject to all of the obligations, liabilities, restrictions, disabilities and duties, of the Company and Merger Subsidiary, all as provided under Pennsylvania Law and Delaware Law.

Section 1.02. Conversion of Shares. At the Effective Time:

(a) each Common Share held by the Company as treasury stock (the “Treasury Shares”), including each Grantor Trust Share, if any, distributed to the Company pursuant to Section 1.04(a)(v), or owned by Parent or Merger Subsidiary immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto;

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(b) each Common Share outstanding immediately prior to the Effective Time (which, for the avoidance of doubt, will not include any Common Shares canceled pursuant to Section 1.04(a)(iii)) shall, except as otherwise provided in Section 1.02(a), be converted into the following:

(i) the right to receive 0.768 shares of common stock, par value $0.25 per share (“Parent Stock”), of Parent (the “Stock Merger Consideration”); and

(ii) the right to receive $31.31 in cash, without interest (the “Cash Merger Consideration”, and together with the Stock Merger Consideration, the “Merger Consideration”); and

(c) each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 1.03. Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging certificates representing Common Shares for the Merger Consideration and shall deposit with the Exchange Agent, for the benefit of the holders of Common Shares, for exchange in accordance with this Article 1, the aggregate Merger Consideration, consisting of (i) certificates representing Parent Stock to be issued as Stock Merger Consideration and (ii) cash sufficient to pay the aggregate Cash Merger Consideration. In addition, Parent shall deposit with the Exchange Agent, as necessary from time to time after the Effective Time, cash sufficient to pay any dividends or other distributions and cash in lieu of any fractional shares of Parent Stock payable pursuant to Section 1.03(b). Promptly (and in any event, within two Business Days) after the Effective Time, the Surviving Corporation will send, or will cause the Exchange Agent to send, to each holder of record of Common Shares at the Effective Time (and make customary arrangements for the prompt delivery to each such holder) a letter of transmittal (“Letter of Transmittal”) for use in such exchange, which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates representing Common Shares to the Exchange Agent.

(b) Each holder of Common Shares that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a certificate or certificates representing such Common Shares, together with a properly completed Letter of Transmittal covering such Common Shares, will be entitled to receive therefor (i) the Cash Merger Consideration payable in respect of such Common Shares, (ii) a certificate or certificates representing that number of whole shares of Parent Stock to which such holder is entitled pursuant to Section 1.02(b) and (iii) any dividends or distributions, and any cash in lieu of any fractional shares of Parent Stock, payable at the time of such surrender pursuant to Section 1.03(f), and the certificate or certificates representing such Common Shares shall forthwith be canceled. Until so surrendered, each such certificate shall, after the Effective Time, represent for all purposes, only the right to receive the Merger Consideration payable in respect of the Common Shares represented thereby and any such dividends or distributions and cash in lieu of fractional shares of Parent Stock, subject, however, to the Surviving Corporation’s obligation to pay all dividends that may have been declared by the Company in accordance with Section 5.01 and that remain unpaid at the Effective Time. No interest will be paid or will accrue on any cash payable as Merger Consideration, in lieu of any fractional shares of Parent Stock or otherwise pursuant to this Article.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the registered holder of the Common Shares represented by the certificate or certificates surrendered in exchange therefor, it shall be a condition to such payment that the certificate or certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment (and the payment of any other amounts referred to in Section 1.03(b)) to a Person other than the registered holder of such Common Shares or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. For purposes of this Agreement, “Person” means an individual, a corporation, a limited liability company, a partnership, an

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association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

(d) After the Effective Time, there shall be no further registration of transfers of Common Shares. If, after the Effective Time, certificates representing Common Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article 1.

(e) Any portion of the Merger Consideration or other funds made available to the Exchange Agent pursuant to Section 1.03(a) that remains unclaimed by the holders of Common Shares six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged his Common Shares for the Merger Consideration in accordance with this Section prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of his Common Shares, and any dividends and distributions with respect thereto, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, the Company, Merger Subsidiary, Parent or the Exchange Agent shall be liable to any holder of Common Shares for any amount paid or any shares of Parent Stock delivered to a public official pursuant to applicable abandoned property laws. Any amounts or shares remaining unclaimed by holders of Common Shares two years after the Effective Time (or such earlier date immediately prior to such time as such amounts or shares would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by Applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) No dividends or other distributions with respect to Parent Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate for Common Shares with respect to the shares of Parent Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.06, in each case, until the surrender of such certificate in accordance with this Section. Subject to the effect of Applicable Laws, following surrender of any such certificate, there shall be paid to the holder of the certificate representing whole shares of Parent Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Stock to which such holder is entitled pursuant to Section 1.06 and the amount of all dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender, and with a payment date subsequent to such surrender, payable with respect to such whole shares of Parent Stock.

(g) With respect to any certificate representing Common Shares properly surrendered to the Exchange Agent, the Exchange Agent shall, subject to the provisions of this Agreement, including Section 1.03(e), mail or otherwise transmit the Merger Consideration in respect thereof to the applicable holder or transferee thereof within five Business Days (or as promptly thereafter as practicable) of the date such certificate representing Common Shares is properly surrendered.

Section 1.04. Treatment of Equity Compensation Awards. (a) Prior to the Effective Time, the Company or the Board of Directors of the Company (or, if appropriate, any committee thereof) shall take all action necessary so that (or, in the case of clause (v) below, shall use reasonable best efforts so that) immediately prior to the Effective Time:

(i) each outstanding compensatory stock option to purchase Common Shares granted under the Amended and Restated Equity Incentive Plan or the Non-Management Directors’ Stock Compensation Plan of the Company (together, the “Company Stock Plans”), any other compensatory agreement, plan, arrangement or policy of the Company or otherwise (an “Option”) shall be canceled, and Parent shall pay, or cause the Surviving Corporation to pay, immediately after the Effective Time, each holder of such Option, whether or not then vested or exercisable, for each such Option an amount determined by multiplying (A) the excess, if any, of the Merger Consideration Value over the applicable per share exercise

Annex I-3

price of such Option by (B) the number of Common Shares such holder could have purchased (assuming full vesting of all Options) had such holder exercised such Option in full immediately prior to the Effective Time;

(ii) each outstanding share unit granted or otherwise issued under the Executive Stock Purchase Plan of the Company or the Deferred Compensation Plan of the Company (an “ESPP Share Unit”) shall be canceled, and Parent shall pay, or cause the Surviving Corporation to pay, immediately after the Effective Time, each holder of such ESPP Share Unit, whether or not then vested, for each such ESPP Share Unit an amount equal to the Merger Consideration Value;

(iii) each outstanding Common Share that is subject to vesting, restrictions on transferability and risks of forfeiture and is granted or otherwise issued under any Company Stock Plan or any other compensatory agreement, plan, arrangement or policy of the Company (a “Restricted Share”) shall be canceled, and Parent shall pay, or cause the Surviving Corporation to pay, immediately after the Effective Time, each holder of such Restricted Share for each such Restricted Share an amount equal to the Merger Consideration Value;

(iv) each outstanding share unit (other than ESPP Share Units) granted or otherwise issued under any Company Stock Plan, any other compensatory agreement, plan, arrangement or policy of the Company or otherwise (a “Restricted Share Unit” and, collectively, together with Options, ESPP Share Units and Restricted Shares, “Compensatory Awards”) shall be canceled, and Parent shall pay, or cause the Surviving Corporation to pay, immediately after the Effective Time, each holder of such Restricted Share Unit, whether or not then vested, for each such Restricted Share Unit an amount equal to the Merger Consideration Value; and

(v) the trust established under the Agreement of Trust Under C-TEC Corporation Executive One-for-One Stock Purchase Plan shall be terminated, and all Common Shares held in such trust (“Grantor Trust Shares”) shall be distributed to the Company immediately prior to the Effective Time, and shall be canceled at the Effective Time in accordance with Section 1.02(a).

Prior to the Closing, Parent shall put in place arrangements reasonably satisfactory to the Company to ensure payment of such amounts in accordance with the provisions set forth in this Section 1.04(a).

(b) For purposes of this Agreement, the term “Merger Consideration Value” means the sum of (i) the per share Cash Merger Consideration and (ii) the product obtained by multiplying the per share Stock Merger Consideration by the five-day average closing price of Parent Stock ending on the second trading day immediately preceding the Closing Date (as reported in The Wall Street Journal).

Section 1.05. Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or Parent shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, or any other similar event, the Merger Consideration and any other amounts payable pursuant to this Article shall be appropriately adjusted.

Section 1.06. Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Stock will be issued, and any holder of Common Shares entitled to receive a fractional share of Parent Stock but for this Section shall be entitled to receive a cash payment in lieu thereof in an amount equal to the product obtained by multiplying (a) the fractional share interest in Parent Stock that such holder otherwise would be entitled to receive by (b) the per share closing price of Parent Stock on the Closing Date (as reported in The Wall Street Journal). Such fractional share interests shall not entitle the owner thereof to any dividends or other distributions made in respect of Parent Stock or to the right to vote or any other rights of a stockholder of Parent.

Section 1.07. Withholding Rights. Each of the Exchange Agent, the Surviving Corporation and Parent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any

Annex I-4

Person pursuant to this Article such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Exchange Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Common Shares in respect of which the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding. No such deduction or withholding shall be made if the relevant Person shall provide documentation reasonably satisfactory to the Exchange Agent, the Surviving Corporation and Parent establishing an exemption from withholding, and the Exchange Agent, the Surviving Corporation and Parent, as applicable, shall take customary actions to obtain such documentation prior to such deduction or withholding.

Section 1.08. Lost Certificates. If any certificate representing Common Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed certificate, the Merger Consideration and the other amounts referred to in Section 1.03(b) to be paid in respect of the Common Shares represented by such certificate, as contemplated by this Article.

ARTICLE 2

THE SURVIVING CORPORATION

Section 2.01. Articles of Incorporation. At the Effective Time, the articles of incorporation of the Surviving Corporation shall be amended and restated as set forth in Exhibit A to this Agreement, subject to further amendment thereof in accordance with Applicable Law.

Section 2.02. Bylaws. The bylaws of Merger Subsidiary in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until amended in accordance with Applicable Law.

Section 2.03. Directors and Officers. From and after the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with Applicable Law, (a) the directors of Merger Subsidiary immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of Merger Subsidiary immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed prior to the date hereof (excluding any disclosures in the Company SEC Documents under the heading “Risk Factors” and any other disclosures of risks that are predictive or forward-looking in nature) or in a separate disclosure schedule (the “Company Disclosure Schedule”) which has been delivered by the Company to Parent prior to the execution of this Agreement (each section of which qualifies the correspondingly numbered representation and warranty to the extent specified therein and such other representations and warranties to the extent a matter in such section is disclosed in such a way as to make its relevance to the information called for by such other representation and warranty readily apparent), the Company represents and warrants to Parent that:

Section 3.01. Organization and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and has all requisite corporate power to carry on its business as now being conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, with such exceptions as would not

Annex I-5

reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (a “Company Material Adverse Effect”). The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for any required approval by the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (x) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors’ rights, and (y) for the limitations imposed by general principles of equity. The foregoing exceptions (x) and (y) are hereinafter referred to as the “Enforceability Exceptions.” The Company has delivered to Parent true and complete copies of the Articles of Incorporation and Bylaws of the Company as in effect on the date hereof. For purposes of this Agreement, “Material Adverse Effect” means, with respect to any Person, any effect, event, occurrence, state of facts or development that has a materially adverse effect on the business, assets, liabilities, operations or financial condition of such Person and its Subsidiaries, taken as a whole, excluding any such effect, event, occurrence, state of facts or development resulting from or arising in connection with (i) this Agreement, the transactions contemplated hereby or the announcement or consummation thereof or the taking of any actions required by this Agreement, (ii) changes or conditions generally affecting the industries in which such Person and its Subsidiaries operate, to the extent such changes or conditions do not disproportionately impact such Person and its Subsidiaries, taken as a whole, (iii) general economic or financial markets conditions, (iv) any change in generally accepted accounting principles in the United States (“GAAP”), (v) changes in Applicable Law to the extent such changes do not disproportionately impact such Person and its Subsidiaries, taken as a whole, (vi) any failure by such Person to meet analysts’ revenue or earning projections and (vii) any decline in the price of any publicly traded securities of such Person (it being understood, in the case of clauses (vi) and (vii), that the facts or occurrences giving rise or contributing to any such failure or decline may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect). For purposes of this Agreement, a “Subsidiary,” as to any Person, means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person.

Section 3.02. No Breach. The execution and delivery of this Agreement by the Company do not, and the consummation of the transactions contemplated hereby by the Company will not, (i) violate or conflict with the Articles of Incorporation or Bylaws of the Company, (ii) except as set forth on Section 3.02 of the Company Disclosure Schedule, constitute a breach or default of (with or without notice or lapse of time, or both), or give rise to any third-party right of termination, cancellation, modification or acceleration under, or to a loss of a benefit of the Company or any of its Subsidiaries under, any agreement, understanding, undertaking or License to which the Company or any of its Subsidiaries is a party or by which any of them is bound, or give rise to any Lien on any of their properties, or (iii) subject to obtaining the approvals and making the filings described in Section 3.03 hereof, constitute a violation or breach of any provision of any Applicable Law, with such exceptions in the cases of subsections (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or materially interfere with or delay the consummation of the transactions contemplated hereby. For purposes of this Agreement, “Lien” means, with respect to any asset, any lien, claim, charge, restriction, pledge, mortgage, security interest or other encumbrance in respect of such asset.

Section 3.03. Consents and Approvals. Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby will require any consent, approval, authorization or permit of, or filing with or notification to, any transnational, domestic, foreign, federal, state or local authority, department, court, agency or official, including any political subdivision thereof (each, a “Governmental Authority”), except (i) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities laws, whether federal, state or foreign, (ii) for notification

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pursuant to, and expiration or termination of the waiting period under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), (iii) for the filing of the articles of merger under Pennsylvania Law, the certificate of merger under Delaware Law and related filings as set forth in Section 1.01 hereof, (iv) for approvals of and filings with the Federal Communications Commission (the “FCC”) and the Pennsylvania Public Utility Commission (the “PPUC”), (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or materially interfere with or delay the consummation of the transactions contemplated hereby and (vi) as may be necessary as a result of any fact or circumstance relating to Parent, Merger Subsidiary or any of their Affiliates. As used herein, the term “Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder, and the term “Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

Section 3.04. Approval of the Board; Fairness Opinion; Vote Required. The Board of Directors of the Company has, by resolutions duly adopted at meetings duly called and held, (i) approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, (ii) directed that the adoption of this Agreement be submitted to a vote at the Company Stockholders’ Meeting, (iii) determined that this Agreement and the Merger are advisable and in the best interests of the stockholders of the Company and (iv) recommended that the stockholders of the Company adopt this Agreement, which resolutions have not been rescinded, modified or withdrawn in any way except as permitted under Section 5.02(b). The Company has received the opinion, dated the date of this Agreement, of Evercore Group L.L.C. (“Evercore”), as financial advisor to the Company, that the Merger Consideration to be received by the Company’s stockholders (other than Parent and its Affiliates) in the Merger is fair to such stockholders from a financial point of view, a signed copy of which opinion has been or will promptly be delivered to Parent. The affirmative vote of a majority of the votes cast by the holders of Common Shares is the only vote of the holders of any class or series of capital stock or other securities of the Company necessary for the Company to adopt this Agreement and to approve the Merger.

Section 3.05. Capitalization. The authorized capital stock of the Company consists of 85,000,000 shares of common stock, par value $1.00 per share (the “Common Shares”), and 25,000,000 shares of preferred stock, no par value (the “Preferred Stock”). At the close of business on August 31, 2006, there were outstanding (i) 21,085,433 Common Shares (including 4,294 Restricted Shares granted or otherwise issued under the Company Stock Plans and 270,744 Grantor Trust Shares), (ii) Options granted under the Company Stock Plans to purchase an aggregate of 384,282 Common Shares, with exercise prices as set forth in Section 3.05 of the Company Disclosure Schedule, (iii) 250,767 ESPP Share Units, (iv) 444,671 Restricted Share Units granted or otherwise issued under the Company Stock Plans, (v) awards (subject to the satisfaction of certain performance criteria) (“Performance Awards”) that could result in the issuance of up to 82,850 additional Restricted Share Units under the Company Stock Plans and (vi) no shares of Preferred Stock. At the close of business on August 31, 2006, 3,141,049 Common Shares were held by the Company as treasury stock and, if all of the Company Convertible Notes had been converted into Common Shares on such date, a total of 7,513,380 Common Shares would be issued as a result. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section 3.05 and for changes since August 31, 2006 resulting from (1) the exercise of Options granted under the Company Stock Plans outstanding on such date, (2) the settlement of ESPP Share Units and Restricted Share Units granted or otherwise issued under the Company Stock Plans, in each case, outstanding on such date, (3) issuances of additional ESPP Share Units in respect of compensation deferred after such date (including any matching grant with respect thereto) and the settlement of any ESPP Share Units so issued, (4) issuances of Restricted Share Units under the Company Stock Plans awardable under Performance Awards outstanding on such date and the settlement of any such Restricted Share Units so awarded, (5) issuances of Common Shares on the conversion, if any, of Company Convertible Notes, (6) adjustments to the ESPP Share Units and the Restricted Share Units granted or otherwise issued under the Company Stock Plans, in each case, as a result of the payment of regular quarterly dividends (“Permitted Share Unit Adjustments”) and (7) the release of Treasury Shares consistent with past practice in connection with the operation of the Company’s qualified

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defined contribution plan (the issuances referred to in clauses (1) – (7) collectively, the “Permitted Additional Company Issuances”), there are outstanding no (a) shares of capital stock or other voting securities of the Company, (b) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (c) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, or any rights against or obligating the Company that give the holder thereof any economic interest of a nature occurring to the holders of Common Shares (the items in clauses (a), (b) and (c) of this sentence being referred to collectively as the “Company Securities”) or (d) obligations of the Company to issue, deliver or sell any Company Security, other than the Company’s 2005 Series A 3 1/4% Convertible Notes due 2023 and the 2003 3 1/4% Convertible Notes due 2023 (collectively, the “Company Convertible Notes”) and the obligations of the Company thereunder to issue Common Shares upon the conversion thereof. Except as required by the terms of the Company Convertible Notes, there are no outstanding obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any Company Securities. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to the Options, (I) each grant of an Option was duly authorized no later than the date on which the grant of such Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Board of Directors of the Company (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (II) each such grant was made in accordance with the terms of the applicable compensation plan or arrangement of the Company, the Exchange Act and all other Applicable Laws and regulatory rules or requirements, including the rules of NASDAQ, (III) the per share exercise price of each Option was equal to the fair market value of a Common Share on the applicable Grant Date and (IV) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents in accordance with the Exchange Act and all other Applicable Laws.

Section 3.06. Subsidiaries. (a) Section 3.06 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the name and the jurisdiction and form of organization of each Subsidiary of the Company. Each of the material Subsidiaries of the Company is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its state of incorporation or formation. Each of the Subsidiaries of the Company has all requisite corporate or limited liability company power to carry on its business as now being conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business as a foreign corporation or limited liability company and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, with such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Subsidiaries of the Company that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC (“Company Significant Subsidiaries”), together with their respective jurisdictions of incorporation, are listed in the Company’s most recent Annual Report on Form 10-K. As used herein, the term “SEC” means the United States Securities and Exchange Commission.

(b) All of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of the Company have been duly authorized and validly issued and are fully paid and nonassessable, and are owned by the Company, directly or indirectly, free and clear of any Lien (other than Company Permitted Liens). There are no outstanding (i) securities of the Company or any Subsidiary of the Company convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of the Company, (ii) options or other rights to acquire from the Company or any Subsidiary of the Company any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, or any rights against or obligating the Company or any Subsidiary of the Company that give the holders thereof any economic interest of a nature occurring to the holders of capital stock, voting securities or ownership interests in any Subsidiary of the Company (the items in

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clauses (i) and (ii) of this sentence, together with capital stock, voting securities or ownership interests in any Subsidiary of the Company, being referred to collectively as the “Company Subsidiary Securities”) or (iii) obligations of the Company or any Subsidiary of the Company to issue, deliver or sell any Company Subsidiary Security. There are no outstanding obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any outstanding Company Subsidiary Securities.

(c) Except for its interest in its Subsidiaries and any de minimis interests which do not impose any obligations on the Company, the Company does not own, directly or indirectly, any capital stock or other ownership interests in any corporation, partnership, joint venture, association or other entity.

Section 3.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be filed or furnished by the Company since January 1, 2004 (collectively, but excluding the Proxy Statement, the “Company SEC Documents”).

(b) As of its filing date, each Company SEC Document complied as to form in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be.

(c) As of its filing date, none of the Company SEC Documents filed pursuant to the Exchange Act contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any such Company SEC Document has been revised, amended, supplemented or superseded by a subsequent Company SEC Document, none of the Company SEC Documents filed pursuant to the Exchange Act contains any untrue statement of a material fact or omits to state any material fact in circumstances where an amendment, supplement or corrective filing to any such Company SEC Document is required under the Exchange Act.

(d) None of the Company SEC Documents that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are designed to be effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act.

(f) Since March 31, 2005, the Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) (“internal controls”). Such internal controls are sufficient in all material respects to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (x) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2004.

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(g) The Company has made available to Parent true and complete copies of all comment letters received by the Company from the SEC since January 1, 2004 and relating to the Company SEC Documents, together with all written responses of the Company thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in such comment letters received by the Company from the SEC, and, to the knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC.

Section 3.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto and fairly present in all material respects, and in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements). For purposes of this Agreement, “Company Balance Sheet” means the consolidated balance sheet as of June 30, 2006 of the Company and its consolidated Subsidiaries set forth in the Company’s Form 10-Q for the quarter ended June 30, 2006, and “Company Balance Sheet Date” means June 30, 2006.

Section 3.09. Disclosure Documents. None of the information supplied by the Company for inclusion in (i) the joint proxy statement/prospectus (as amended or supplemented, the “Proxy Statement”) to be sent to the stockholders of the Company in connection with their meeting to consider this Agreement and the Merger (the “Company Stockholders’ Meeting”) will, at the time the Proxy Statement or any amendment or supplement thereto is first mailed to the stockholders of the Company or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading or (ii) the registration statement on Form S-4 pursuant to which shares of Parent Stock issuable in the Merger will be registered with the SEC to be filed by Parent with the SEC in connection with the Merger (as amended or supplemented, the “Registration Statement”) will, at the time the Registration Statement or any amendment or supplement thereto is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 3.10. Absence of Certain Changes or Events. (a) Since the Company Balance Sheet Date, there has not been any change, effect, event, occurrence, state of facts or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since the Company Balance Sheet Date and through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with their past practices, and there has not been:

(i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries, other than (A) in the case of the Company, regular quarterly cash dividends and (B) in the case of any direct or indirect wholly owned Subsidiary of the Company, dividends or distributions to its parent;

(ii) except as required by the terms of the Company Convertible Notes, any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any Company Securities or Company Subsidiary Securities;

(iii) any split, combination, subdivision or reclassification of any Company Securities or Company Subsidiary Securities;

(iv) except as required to comply with any Applicable Law or any Employee Plans as in effect on the Company Balance Sheet Date, (A) any grant of any severance, change in control or termination pay to any director or executive officer of the Company, (B) any entry into any employment, consulting, change in

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control, deferred compensation or other similar agreement, plan, arrangement or policy (or any material amendment to any such agreement, plan, arrangement or policy) with any director or executive officer of the Company, (C) any increase in the compensation or benefits payable under any severance, change in control or termination pay policies or Employee Plans (except as provided under the terms thereof as a result of increases in compensation permitted under clause (D)), (D) any increase in the compensation, bonus or other benefits payable to any director, officer or employee of the Company or any of its Subsidiaries, other than normal increases in base salary (and, any corresponding increases in the dollar amount of target bonuses that result from such base salary increases) and wages in the ordinary course of business consistent with past practice, (E) any establishment, adoption, entry into, amendment, modification or termination of any collective bargaining agreement, (F) any establishment, adoption, entry into, termination, or amendment or modification in any material respect, of any material Employee Plan or (G) the taking of any action to accelerate any material compensation or benefits, including vesting and payment, or the making of any material determinations, under any collective bargaining agreement or Employee Plan;

(v) any material change in the Company’s method of accounting or accounting principles or practices, except for any such change required by reason of a change in GAAP or by Regulation S-X under the Exchange Act, as approved by its independent public accountants;

(vi) any amendment of any material Tax Return or the making of any material Tax election; and

(vii) any material modification of any Communications License.

Section 3.11. No Undisclosed Material Liabilities. None of the Company or any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, contingent, absolute or otherwise, other than:

(a) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto;

(b) liabilities or obligations of a nature disclosed and provided for in the Company Balance Sheet or in the notes thereto and incurred in the ordinary course of business since the Company Balance Sheet Date in amounts consistent with past practice; or

(c) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.12. Litigation. There is no suit, claim, action, proceeding or investigation pending against or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, nor is there any judgment, settlement agreement, decree, inquiry, rule or order outstanding against the Company or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. This Section 3.12 does not relate to environmental matters, which are the subject of Section 3.19.

Section 3.13. Taxes. (a) All material federal, state, local and foreign Tax Returns required to have been filed by or on behalf of the Company and each of its Subsidiaries have been timely filed, and all such filed Tax Returns were complete and accurate at the time of filing, except to the extent any failure to file or any inaccuracies in filed Tax Returns would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Taxes shown to be due on such Tax Returns have been paid, or adequately reserved for in accordance with GAAP, except to the extent any failure to pay or reserve would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due or owing by the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The relevant statute of limitations is closed with respect the U.S. federal income Tax Returns of the Company and its Subsidiaries for all years through 2002.

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(c) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (i) in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger or any of the other transactions contemplated by this Agreement.

(d) The Company and its Subsidiaries have adequately disclosed on the appropriate Tax Returns information about any “listed transaction” (within the meaning of Section 1.6001-4(b) of the Treasury regulations) or any similar transaction under any other Tax law, including state or local Tax laws, in which the Company or any of its Subsidiaries has ever participated, in accordance with Section 1.6011-4 of the Treasury regulations or any similar provision of any other Tax law, including state or local Tax laws.

(e) For purposes of this Agreement, (i) “Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any taxing authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security workers’ compensation, unemployment compensation, or net worth, and taxes or other charges in the nature or excise, withholding, ad valorem or value added, and (ii) “Tax Return” means any return, report or similar statement (including the attached schedules) required to be filed with a taxing authority with respect to any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

Section 3.14. Employee Benefit Matters. (a) Set forth in Section 3.14(a) of the Company Disclosure Schedule is a true and complete list, as of the date of this Agreement, of all Title IV Plans, all Employee Plans that provide for stock-based, severance, change in control, termination or similar compensation or benefits or that are maintained primarily for directors or officers of the Company or any of its Subsidiaries and all other material Employee Plans. The Company has made available to Parent true and complete copies of each such Employee Plan, and all amendments thereto, together with the most recent annual report, actuarial report, financial statements and summary plan description, in each case if applicable, prepared in connection therewith.

(b) As of December 31, 2005, the difference between (i) the fair market value of the assets of each Employee Plan subject to Title IV of ERISA (a “Title IV Plan”) (excluding for these purposes any accrued but unpaid contributions) and (ii) the present value of all benefits accrued under such Title IV Plan determined on an accumulated benefit obligation basis was as set forth in Section 3.14(b) of the Company Disclosure Schedules. No “accumulated funding deficiency,” as defined in Section 412 of the Code, has been incurred with respect to any Employee Plan subject to such Section 412, whether or not waived. No “reportable event,” within the meaning of Section 4043 of ERISA, other than a “reportable event” that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and no event described in Sections 4062 or 4063 of ERISA, has occurred in connection with any Employee Plan. Neither the Company nor any ERISA Affiliate thereof has (A) engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the Company or any of its Subsidiaries to any material Tax or penalty on prohibited transactions imposed by Section 4975 of the Code or to any material liability under Section 502 of ERISA, (B) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA or (C) incurred, or reasonably expects to incur prior to the Effective Time (1) any liability under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA or (2) any liability under Section 4971 of the Code that, in each case, could become a liability of Parent or any of its ERISA Affiliates after the Effective Time. None of the Company nor any of its ERISA Affiliates makes contributions to, or has any liability under, any multiemployer plan (as defined in Section 3(37) of ERISA).

(c) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file an application for such

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determination letter from the Internal Revenue Service, and the Company is not aware of any reason why any such determination letter should be revoked or not be reissued. The Company has made available to Parent true and complete copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan. Each Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Employee Plan, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) With respect to any Employee Plan that is an “employee welfare benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, (i) no such Plan is unfunded, funded through a “welfare benefits fund” (as defined in Section 419(e) of the Code) or similar arrangement or self-insured and (ii) no such Employee Plan provides health or welfare benefits (whether or not insured) with respect to employees or former employees of the Company or any of its Subsidiaries (or any of their beneficiaries) after retirement or other termination of service (other than coverage or benefits (A) required to be provided under Part 6 of Title I of ERISA or any other similar Applicable Law or (B) the full cost of which is borne by employees or former employees of the Company or any of its Subsidiaries (or any of their beneficiaries)).

(e) Except as provided in Section 1.04, no current or former director, officer or employee of the Company or any of its Subsidiaries will be entitled to (i)(A) any severance, separation, change of control, termination, bonus or other additional compensation or benefits or (B) any acceleration of the time of payment or vesting of any compensation or benefits or the forgiveness of indebtedness owed by such employee, in each case as a result of any of the transactions contemplated hereby (alone or in combination with any other event) or in connection with the termination of such Person’s employment on or after the Closing or (ii) any compensation or benefits related to or contingent upon, or the value of which will be calculated on the basis of, any of the transactions contemplated hereby (alone or in combination with any other event). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (alone or in combination with any other event) and compliance by the Company with the provisions hereof do not and will not require the funding (whether through a grantor trust or otherwise) of, or increase the cost of, or give rise to any other obligation under, any Employee Plan and will not result in any breach or violation of, or default under, or limit the ability of the Company or any of its Subsidiaries to amend, modify or terminate, any Employee Plan.

(f) (i) No amount, economic benefit or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of the transactions contemplated hereby (alone or in combination with any other event) by any person who is a “disqualified individual” (as defined in Treasury Regulation Section 1.280G-1) with respect to the Company would be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). (ii) No director, officer or employee of the Company or any of its Subsidiaries is entitled to receive any additional payment from the Company, any of its Subsidiaries or any other Person in the event that the excise Tax required by Section 4999(a) of the Code, any Tax imposed under Section 409A of the Code or any other Tax is imposed on such individual.

(g) For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Employee Plan” means any (x) “employee benefit plan”, as defined in Section 3(3) of ERISA; (y) any employment, consultancy, severance, change of control or similar agreement, plan, arrangement or policy; or (z) any other agreement, plan, arrangement or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), welfare, disability or sick leave benefits, employee assistance program, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, welfare, pension or insurance benefits) or perquisites or fringe benefits; that, in any such case

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referred to in clause (x), (y) or (z), is sponsored, maintained, administered, or contributed to by the Company or any Subsidiary of the Company, or that is required to be maintained or contributed to by the Company or any Subsidiary of the Company, and covers any current or former director, officer or employee of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any liability.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414(b) or (c) of the Code.

Section 3.15. Labor Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) neither the Company nor any of its Subsidiaries is party to any labor union or collective bargaining agreement, and as of the date of this Agreement no such agreement is being negotiated by the Company or any of its Subsidiaries, (b) no employees of the Company or any of its Subsidiaries are represented by any labor organization, (c) as of the date hereof, no labor organization or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, (d) to the knowledge of the Company, as of the date hereof, there are no formal organizing activities involving a material number of employees of the Company or any of its Subsidiaries pending with, or threatened by, any labor organization, (e) within the past three years, there have been no strikes, work stoppages, slowdowns, lockouts, arbitrations or other labor disputes (other than with respect to grievances) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, (f) there are no grievances pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, (g) there is no unfair labor practice charge, claim or proceeding pending before the National Labor Relations Board or any comparable administrative body with respect to the Company or any of its Subsidiaries, (h) neither the Company nor any of its Subsidiaries is in breach of any collective bargaining agreement and (i) neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices.

Section 3.16. Compliance with Laws. The Company and its Subsidiaries hold all Licenses necessary for them to own, lease and operate their properties and to conduct their businesses, except where the failure to hold any of the foregoing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are not in violation of any such Licenses or any Applicable Law, except where such violations would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each License issued to the Company or any of its Subsidiaries by the FCC or the PPUC (collectively, the “Communications Licenses”) is set forth, as of the date of this Agreement, in Section 3.16 of the Company Disclosure Schedule. This Section does not relate to environmental matters, which are the subject of Section 3.19.

Section 3.17. Finders’ Fees. Except for Evercore, a true and complete copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any Subsidiary of the Company who might be entitled to any fee or commission from the Company, Parent or Merger Subsidiary or any of their Affiliates in connection with the transactions contemplated by this Agreement. For purposes of this Agreement, “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

Section 3.18. Title to Properties; Encumbrances; Intellectual Property. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has good and valid title to (or in the case of leased assets, valid leasehold interests in) the

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assets set forth on the Company Balance Sheet (other than those disposed of in the ordinary course of business since the Company Balance Sheet Date), free and clear of all Liens other than Company Permitted Liens. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries owns or has the lawful right to use all assets, properties, Intellectual Property Rights, operating rights, rights-of-way, easements, contracts, leases, and other instruments necessary to operate its business as presently conducted. For purposes of this Agreement, “Company Permitted Liens” means (i) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, and other like Liens arising in the ordinary course of business, and deposits to obtain the release of such Liens, (ii) Liens imposed by Applicable Laws for (A) Taxes not yet due and payable or (B) Taxes that the Company or any of its Subsidiaries is contesting in good faith through appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been established, (iii) Liens disclosed on the Company Balance Sheet or the notes thereto, (iv) zoning, building and other similar codes and regulations and (v) other immaterial Liens (other than Liens securing Indebtedness).

(b) Each real property owned by the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole (a “Material Owned Real Property”), is set forth, as of the date of this Agreement, in Section 3.18(b) of the Company Disclosure Schedule. The Company or a Subsidiary of the Company has good and marketable title to the Material Owned Real Property, free and clear of all Liens other than Company Permitted Liens, and there are no outstanding options, rights of first offer or rights of first refusal to purchase any Material Owned Real Property or any material portion thereof or interest therein.

(c) Each real property leased by the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole (a “Material Leased Real Property”), is set forth, as of the date of this Agreement, in Section 3.18(c) of the Company Disclosure Schedule. The Company or a Subsidiary of the Company has a good and valid title to a leasehold interest in each Material Leased Real Property.

(d) (i) Each patent, patent application, trademark registration, trademark application, registered service mark, registered copyright and internet domain name, in each case, that is owned by the Company or any of its Subsidiaries and is material to the Company and its Subsidiaries, taken as a whole (“Material Intellectual Property”), is set forth, as of the date of this Agreement, in Section 3.18(d) of the Company Disclosure Schedule.

(ii) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(w) all Material Intellectual Property is valid, subsisting and enforceable;

(x) there are no claims or proceedings made or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries with respect to (A) the ownership, validity, use or enforceability of any Material Intellectual Property or (B) the operation of the business of the Company or any of its Subsidiaries infringing or misappropriating any Intellectual Property Rights of any Person (including any demand or request that the Company or any of its Subsidiaries license any rights from any Person);

(y) none of the Material Intellectual Property is subject to any outstanding order, ruling, judgment, decree or stipulation by or with any Governmental Authority, or any agreement, understanding or undertaking with any Person, restricting the scope of use of any Material Intellectual Property; and

(z) no Person has infringed upon or misappropriated, or is currently infringing upon or misappropriating, any Material Intellectual Property.

(iii) For purposes of this Agreement, “Intellectual Property Rights” means, collectively, whether arising under the laws of the United States or any other state, country or jurisdiction: (A) trade secrets and confidential information, patents, patent applications, patent disclosures and inventions, including all reissues, continuations, divisions, continuations in part and renewals and extensions thereof; (B) trademarks,

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service marks, trade dress, trade names, slogans, logos and corporate names and registrations and applications for registration thereof; (C) copyrights (registered or unregistered) and registrations and applications for registration thereof; (D) computer software (including both source and object code), proprietary data and data bases; and (E) internet domain name registrations.

Section 3.19. Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) no written notice, demand, order, complaint, information request or other communication alleging actual or potential liability has been received by the Company or any of its Subsidiaries arising out of, relating to or based upon any Environmental Laws, and there are no judicial, administrative or other actions, suits, claims, investigations or proceedings pending or, to the Company’s knowledge, threatened which allege a violation by the Company or any of its Subsidiaries of any Environmental Laws;

(ii) the Company and each of its Subsidiaries has all Licenses necessary for their operations to comply with all applicable Environmental Laws (“Company Environmental Licenses”), all such Company Environmental Licenses are in full force and effect, and the Company and each of its Subsidiaries are in compliance with the terms of such Company Environmental Licenses;

(iii) the Company and each of its Subsidiaries are and have been in compliance with the terms of applicable Environmental Laws;

(iv) there has been no release of Hazardous Materials, and there are no Hazardous Materials present, in each case, at, on, under or from any property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries that have resulted or would reasonably be expected to result in costs or liability to the Company or any of its Subsidiaries under any Environmental Law;

(v) none of the Company or any of its Subsidiaries has entered into or agreed to, or, to the knowledge of the Company, is otherwise subject to the terms of, any judgment, decree or order arising under, based upon or relating to Environmental Law or to the investigation or remediation of Hazardous Materials; and

(vi) none of the Company or any of its Subsidiaries has generated, stored, used, emitted, discharged, released, disposed of or arranged for the disposal of any Hazardous Materials except in material compliance with, and in a manner that has not resulted and would not reasonably be expected to result in liability to the Company or any of its Subsidiaries under, applicable Environmental Laws.

(b) For purposes of this Agreement, the term “Environmental Laws” means all Applicable Laws relating to pollution, natural resources or protection of endangered or threatened species, human health (as relating to Hazardous Materials) or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata). For purposes of this Agreement, the term “Hazardous Materials” means any petroleum or petroleum byproducts, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, creosote, electromagnetic or radio frequency emissions, and any other chemical, material, substance or waste that in relevant form or concentration is prohibited, limited or regulated under any Environmental Law.

Section 3.20. Contracts. Section 3.20 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list, and the Company has made available to Parent true and complete copies, of:

(i) each agreement, understanding or undertaking that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that, if terminated or subject to a default by any party thereto, would reasonably be expected to result in a Company Material Adverse Effect;

(ii) each agreement, understanding or undertaking to which the Company or any of its Subsidiaries is a party that restricts in any material respect the ability of the Company or any of its Subsidiaries to compete in any business or with any Person in any geographical area;

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(iii) each loan and credit agreement, note, debenture, bond, indenture or other similar agreement pursuant to which any Indebtedness of the Company or any of its Subsidiaries, in each case in excess of $100,000, is outstanding or may be incurred, other than any such agreement between or among the Company and its wholly owned Subsidiaries;

(iv) each agreement, understanding or undertaking to which the Company or any of its Subsidiaries is a party for the acquisition or disposition by the Company or any of its Subsidiaries of properties or assets that, in each case, have a fair market value or purchase price of more than $500,000; and

(v) each partnership, joint venture or other similar agreement or understanding to which the Company or any of its Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company and its Subsidiaries.

Each agreement, understanding or undertaking of the type described in clauses (i) through (v) above, and each lease agreement for any Material Leased Real Property, is referred to herein as a “Company Material Agreement”. Each Company Material Agreement is a valid, binding and legally enforceable obligation of the Company or one of its Subsidiaries, as the case may be, and, to the knowledge of the Company, of the other parties thereto, subject to the Enforceability Exceptions, and is in full force and effect, except for such failures to be valid, binding and legally enforceable or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Subject to such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no default under any Company Material Agreement by the Company or any of its Subsidiaries or, to the knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries or, to the knowledge of the Company, by any other party thereto.

Section 3.21. Antitakeover Statutes. The Company has taken all action necessary to exempt this Agreement, the Merger and the other transactions contemplated hereby from Subchapters E, F, G, H, I and J of Chapter 25 of the Pennsylvania Law, and, accordingly, neither such Subchapters nor any other antitakeover or similar statute or regulation applies to any such transactions.

Section 3.22. No Other Representations. Except as expressly set forth in this Agreement or in any certificate delivered by or on behalf of the Company pursuant to Section 8.03(a), the Company makes no representations or warranties to Parent or Merger Subsidiary. Further, the Company acknowledges that neither Parent nor Merger Subsidiary makes or has made any representation or warranty to the Company, except as expressly set forth in this Agreement or in any certificate delivered by or on behalf of Parent pursuant to Section 8.04(a).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in the Parent SEC Documents filed prior to the date hereof (excluding any disclosures in the Parent SEC Documents under the heading “Risk Factors” and any other disclosures of risks that are predictive or forward-looking in nature) or in a separate disclosure schedule (the “Parent Disclosure Schedule”) which has been delivered by Parent to the Company prior to the execution of this Agreement (each section of which qualifies the correspondingly numbered representation and warranty to the extent specified therein and such other representations and warranties to the extent a matter in such section is disclosed in such a way as to make its relevance to the information called for by such other representation and warranty readily apparent), Parent represents and warrants to the Company that:

Section 4.01. Organization and Authority. Each of Parent and Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each of Parent and Merger Subsidiary has all requisite corporate power to carry on its business as now being conducted.

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Each of Parent and Merger Subsidiary is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, with such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (“Parent Material Adverse Effect”). The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by each of Parent and Merger Subsidiary and constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against each of Parent and Merger Subsidiary in accordance with its terms, subject to the Enforceability Exceptions. Parent has delivered to the Company true and complete copies of the Certificate of Incorporation and Bylaws of Parent, each in effect as of the date hereof, and the Articles of Incorporation and Bylaws of Merger Subsidiary, each in effect as of the date hereof. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 4.02. No Breach. The execution and delivery by Parent and Merger Subsidiary of this Agreement do not, and the consummation of the transactions contemplated hereby by Parent and Merger Subsidiary will not, (i) violate or conflict with the Certificate of Incorporation or Bylaws of Parent, or the Articles of Incorporation or Bylaws of Merger Subsidiary, (ii) constitute a breach or default of (with or without notice or lapse of time, or both), or give rise to any third-party right of termination, cancellation, modification or acceleration under, or to a loss of a benefit of Parent or any of its Subsidiaries under, any agreement, understanding or undertaking to which Parent or Merger Subsidiary or any of their Subsidiaries is a party or by which any of them is bound, or give rise to any Lien on any of their properties, or (iii) subject to obtaining the approvals and making the filings described in Section 4.03 hereof, constitute a violation or breach of any provision of any Applicable Law, with such exceptions in the cases of subsections (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or materially interfere with or delay the consummation of the transactions contemplated hereby.

Section 4.03. Consents and Approvals. The execution and delivery of this Agreement by Parent and Merger Subsidiary and the consummation of the transactions contemplated hereby by Parent and Merger Subsidiary require no consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities laws, whether federal, state or foreign, (ii) for notification pursuant to the HSR Act and expiration or termination of the waiting period thereunder, (iii) for the filing of the articles of merger under Pennsylvania Law, the certificate of merger under Delaware Law and related filings as set forth in Section 1.01 hereof, (iv) for approvals of and filings with the FCC and the PPUC, and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or materially interfere with or delay the consummation of the transactions contemplated hereby.

Section 4.04. Approval of the Board; No Vote Required. The Board of Directors of Parent has, by resolutions duly adopted at meetings duly called and held, approved this Agreement, the Merger and the other transactions contemplated hereby. No vote of holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger.

Section 4.05. Capitalization. (a) The authorized capital stock of Parent consists of 600,000,000 shares of Parent Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). At the close of business on August 31, 2006, there were outstanding (i) 321,311,189 shares of Parent Stock, (ii) 6,196,144 stock options to purchase shares of Parent Stock under any compensatory plan or arrangement of Parent, (iii) 1,498,271 share units granted or otherwise issued under any compensatory plan or arrangement of Parent and (iv) no shares of Parent Preferred Stock. At the close of business on August 31, 2006, 778,091 shares of Parent Stock were reserved for issuance upon conversion of the Citizens Utilities Trusts’ 5% Company

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Obligated Mandatorily Redeemable Convertible Preferred Securities due 2036. Except as set forth in this Section 4.05, at the close of business on August 31, 2006, there were no outstanding (A) shares of capital stock or other voting securities of Parent, (B) securities of Parent convertible into or exchangeable for shares of capital stock or other voting securities of Parent, (C) options or other rights to acquire from Parent any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent, or any rights against or obligating Parent that give the holder thereof any economic interest of a nature occurring to the holders of shares of Parent Stock (the items in clauses (A), (B) and (C) of this sentence being referred to collectively as the “Parent Securities”) or (D) obligations of Parent to issue, deliver or sell any Parent Security, other than the Parent Series A Participating Preferred Stock purchase rights issued pursuant to the Rights Agreement dated as of March 6, 2002, between Parent and Mellon Investor Services LLC. The authorized capital stock of the Merger Subsidiary consists of 1,000 shares of common stock, par value $0.01 per share, of which 1,000 shares are issued and outstanding, all of which shares are beneficially owned by Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to the compensatory stock options to purchase shares of Parent Stock (“Parent Options”), (I) each grant of a Parent Option was duly authorized no later than the Grant Date by all necessary corporate action, including, as applicable, approval by the Board of Directors of Parent (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (II) each such grant was made in accordance with the terms of the applicable compensation plan or arrangement of Parent, the Exchange Act and all other Applicable Laws and regulatory rules or requirements, including the rules of the New York Stock Exchange (the “NYSE”), (III) the per share exercise price of each Parent Option was equal to the fair market value of a share of Parent Stock on the applicable Grant Date and (IV) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Parent and disclosed in the Parent SEC Documents in accordance with the Exchange Act and all other Applicable Laws.

(b) The shares of Parent Stock to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

Section 4.06. SEC Filings and the Sarbanes-Oxley Act. (a) Parent has filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be filed or furnished by Parent since January 1, 2004 (the “Parent SEC Documents”).

(b) As of its filing date, each Parent SEC Document complied as to form in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be.

(c) As of its filing date, none of the Parent SEC Documents filed pursuant to the Exchange Act contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any such Parent SEC Document has been revised, amended, supplemented or superseded by a subsequent Parent SEC Document, none of the Parent SEC Documents filed pursuant to the Exchange Act contains any untrue statement of a material fact or omits to state any material fact in circumstances where an amendment, supplement or corrective filing to any such Parent SEC Document is required under the Exchange Act.

(d) None of the Parent SEC Documents that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

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(e) Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are designed to be effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act.

(f) Since March 31, 2005, Parent and its Subsidiaries have established and maintained a system of internal controls. Such internal controls are sufficient in all material respects to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Parent’s auditors and audit committee (x) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Parent has made available to the Company a summary of any such disclosure made by management to Parent’s auditors and audit committee since January 1, 2005.

(g) Parent has made available to the Company true and complete copies of all comment letters received by Parent from the SEC since January 1, 2005 and relating to the Parent SEC Documents, together with all written responses of Parent thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in such comment letters received by Parent from the SEC, and, to the knowledge of Parent, none of the Parent SEC Documents is the subject of any ongoing review by the SEC.

Section 4.07. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included in the Parent SEC Documents when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto and fairly present in all material respects, and in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements). For purposes of this Agreement, “Parent Balance Sheet” means the consolidated balance sheet as of June 30, 2006 of Parent and its consolidated Subsidiaries set forth in Parent’s Form 10-Q for the quarter ended as of June 30, 2006 and “Parent Balance Sheet Date” means June 30, 2006.

Section 4.08. Disclosure Documents. None of the information supplied by Parent or Merger Subsidiary for inclusion in (i) the Proxy Statement will, at the time the Proxy Statement or any amendment or supplement thereto is first mailed to the stockholders of the Company or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading or (ii) the Registration Statement will, at the time the Registration Statement or any amendment or supplement thereto is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 4.09. Absence of Certain Changes or Events. (a) Since the Parent Balance Sheet Date, there has not been any change, effect, event, occurrence, state of facts or development that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Since the Parent Balance Sheet Date and through the date of this Agreement, Parent and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with their

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past practices, and there has not been (i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Parent, other than regular quarterly cash dividends, (ii) any repurchase, redemption or other acquisition by Parent or any of its Subsidiaries of any Parent Securities or (iii) any split, combination, subdivision or reclassification of any Parent Securities.

(c) As of the date hereof, Parent is not engaged in active negotiations or discussions with any Person other than the Company regarding any acquisition, disposition or partnership that would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

Section 4.10. No Undisclosed Material Liabilities. None of Parent or any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, contingent, absolute or otherwise, other than:

(a) liabilities or obligations disclosed and provided for in the Parent Balance Sheet or in the notes thereto;

(b) liabilities or obligations of a nature disclosed and provided for in the Parent Balance Sheet or in the notes thereto and incurred in the ordinary course of business since the Parent Balance Sheet Date in amounts consistent with past practice; or

(c) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.11. Litigation. There is no suit, claim, action, proceeding or investigation pending against or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, nor is there any judgment, settlement agreement, decree, inquiry, rule or order outstanding against Parent or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. This Section 4.11 does not relate to environmental matters, which are the subject of Section 4.15.

Section 4.12. Taxes. All material federal, state, local and foreign Tax Returns required to have been filed by or on behalf of Parent and each of its Subsidiaries have been timely filed, and all such filed Tax Returns were complete and accurate at the time of filing, except to the extent any failure to file or any inaccuracies in filed Tax Returns would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Taxes shown to be due on such Tax Returns have been paid, or adequately reserved for in accordance with GAAP, except to the extent any failure to pay or reserve would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due or owing by Parent or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.13. Compliance with Laws. Parent and its Subsidiaries hold all Licenses necessary for them to own, lease and operate their properties and to conduct their businesses, except where the failure to hold any of the foregoing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are not in violation of any such Licenses or any Applicable Law, except where such violations would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. This Section 4.13 does not relate to environmental matters, which are the subject of Section 4.15.

Section 4.14. Finders’ Fees. Except for Citigroup Global Markets Inc., whose fee and expenses shall be paid by Parent, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Parent or Merger Subsidiary who might be entitled to any fee or commission from Parent, Merger Subsidiary or the Company or any of their Affiliates in connection with the transactions contemplated by this Agreement.

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Section 4.15. Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) no written notice, demand, order, complaint, information request or other communication alleging actual or potential liability has been received by Parent or any of its Subsidiaries arising out of, relating to or based upon any Environmental Laws, and there are no judicial, administrative or other actions, suits, claims, investigations or proceedings pending or, to Parent’s knowledge, threatened which allege a violation by Parent or any of its Subsidiaries of any Environmental Laws;

(b) Parent and each of its Subsidiaries has all Licenses necessary for their operations to comply with all applicable Environmental Laws (“Parent Environmental Licenses”), all such Parent Environmental Licenses are in full force and effect, and Parent and each of its Subsidiaries are in compliance with the terms of such Parent Environmental Licenses;

(c) Parent and each of its Subsidiaries are and have been in compliance with the terms of applicable Environmental Laws;

(d) there has been no release of Hazardous Materials, and there are no Hazardous Materials present, in each case, at, on, under or from any property currently or formerly owned, leased or operated by Parent or any of its Subsidiaries that have resulted or would reasonably be expected to result in costs or liability to Parent or any of its Subsidiaries under any Environmental Law;

(e) none of Parent or any of its Subsidiaries has entered into or agreed to, or, to the knowledge of Parent, is otherwise subject to the terms of, any judgment, decree or order arising under, based upon or relating to Environmental Law or to the investigation or remediation of Hazardous Materials; and

(f) none of Parent or any of its Subsidiaries has generated, stored, used, emitted, discharged, released, disposed of or arranged for the disposal of any Hazardous Materials except in material compliance with, and in a manner that has not resulted and would not reasonably be expected to result in liability to Parent or any of its Subsidiaries under, applicable Environmental Laws.

Section 4.16. Financing. Parent has, or will have prior to the Closing Date, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the aggregate amount of Cash Merger Consideration and any other amounts to be paid by it hereunder in cash. Parent has delivered to the Company a true and complete copy of the commitment letter, dated as of September 17, 2006, between Parent and Citigroup Global Markets Inc.

Section 4.17. Ownership of Shares. Except as a result of entering into this Agreement or the transactions contemplated hereby, neither Parent, Merger Subsidiary nor any of Parent’s other direct or indirect Subsidiaries is an “interested shareholder” (as defined in Section 2553 of Pennsylvania Law) of the Company. As of the date of this Agreement, none of Parent, Merger Subsidiary or any other direct or indirect Subsidiary of Parent beneficially owns any Common Shares.

Section 4.18. No Other Representations. Except as expressly set forth in this Agreement or in any certificate delivered by or on behalf of Parent pursuant to Section 8.04(a), Parent makes no representations or warranties to the Company. Further, Parent acknowledges that the Company does not make and has not made any representation or warranty to Parent or Merger Subsidiary, except as expressly set forth in this Agreement or in any certificate delivered by or on behalf of the Company pursuant to Section 8.03(a).

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ARTICLE 5

COVENANTS OF THE COMPANY

The Company agrees that:

Section 5.01. Conduct of the Company. Except as otherwise contemplated herein, as set forth in Section 5.01 of the Company Disclosure Schedule or as may be required by Applicable Law, from the date hereof until the Effective Time, the Company and its Subsidiaries shall operate substantially in the same lines of business as they now operate in, and shall conduct their business in the ordinary course consistent with past practice in all material respects and shall use their reasonable best efforts to preserve intact their business organizations and relationships with third parties, including Governmental Authorities, and to keep available the services of their present officers and employees in all material respects. Without limiting the generality of the foregoing, and except as contemplated herein, as set forth in Section 5.01 of the Company Disclosure Schedule or as may be required by Applicable Law, from the date hereof until the Effective Time, without the prior written consent of Parent (which, in the case of clauses (b)(ii)(y), (f), (i), (j)(ii) and (o) below, shall not be unreasonably withheld or delayed):

(a) the Company will not, and will not permit any Subsidiary of the Company to, (i) adopt or propose any change in the Articles of Incorporation or Bylaws of the Company or a comparable organizational document of any Company Significant Subsidiary or (ii) except for Permitted Share Unit Adjustments, amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(b) the Company will not, and will not permit any Subsidiary of the Company to, (i) merge or consolidate with, or be sold to, any other Person or (ii) acquire (x) any Person or division or line of business of any Person or (y) any asset or assets that have a purchase price in excess of $500,000, individually, or $2,000,000, in the aggregate, except for new capital expenditures, which shall be subject to clause (i) below (in each case, whether by merger, consolidation, purchase of stock or otherwise);

(c) the Company will not, and will not permit any Subsidiary of the Company to, issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company Securities or Company Subsidiary Securities, other than (i) the Permitted Additional Company Issuances and (ii) the issuance of any Company Subsidiary Securities to the Company or a wholly owned Subsidiary of the Company;

(d) the Company will not, and will not permit any Subsidiary of the Company to, incur or assume any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any such indebtedness or any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial condition of another Person or enter into any arrangement having the economic effect of any of the foregoing (collectively, “Indebtedness”), other than (i) Indebtedness owed to the Company or any wholly owned Subsidiary of the Company, (ii) refinancings of Indebtedness of the Company or any of its Subsidiaries outstanding on the date hereof, provided that the aggregate amount of such refinancing Indebtedness does not exceed the aggregate amount of the Indebtedness being refinanced, (iii) Indebtedness for borrowed money incurred solely to settle in cash obligations of the Company under the Company Convertible Notes arising upon the conversion thereof and (iv) any other Indebtedness in an amount not in excess of $2,000,000 in the aggregate; provided, however, that, in the case of clauses (ii) and (iii) above, the term of Indebtedness permitted to be incurred thereunder does not exceed 366 days, unless such Indebtedness is prepayable at the option of the Company or a Subsidiary of the Company, as the case may be, without any premium or penalty;

(e) the Company will not, and will not permit any Subsidiary of the Company to, (i) split, combine, subdivide or reclassify any shares of its capital stock, other equity interests, securities convertible into or exercisable or exchangeable for capital stock or other equity interests, (ii) declare, set aside or pay any dividend

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or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than (x) in the case of the Company, regular quarterly cash dividends, not to exceed, in the case of any such quarterly dividend, $0.50 per share, and (y) in the case of any direct or indirect wholly owned Subsidiary of the Company, dividends or distributions to its parent, or (iii) except as required by the terms of the Company Convertible Notes, redeem, repurchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, any Company Security or Company Subsidiary Security;

(f) the Company will not, and will not permit any Subsidiary of the Company to, sell, lease, license or otherwise dispose of any assets or property, other than (i) sale or other disposition of inventory or obsolete equipment and (ii) sale, lease, license or other disposition of any asset or assets with a fair market value not in excess of $250,000, individually, or $1,000,000 in the aggregate;

(g) the Company will not, and will not permit any Subsidiary of the Company to, create or incur any Lien on any material asset, other than Company Permitted Liens;

(h) the Company will not, and will not permit any Subsidiary of the Company to, make any loan, advance or investment to or in any Person, whether by purchase of stock or securities, contributions to capital or property transfers, other than (i) investments in its wholly owned Subsidiaries made in the ordinary course of business or (ii) advances to employees in the ordinary course of business consistent with past practice;

(i) the Company will not, and will not permit any Subsidiary of the Company to, make any capital expenditures, other than (i) in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance) and (ii) otherwise substantially in accordance with the Company’s capital expenditures plan made available to Parent in writing prior to the date of this Agreement;

(j) the Company will not, and will not permit any Subsidiary of the Company to, (i) amend the indentures governing the Company Convertible Notes, (ii) except in the ordinary course of business consistent with past practice and except in connection with any action permitted under clause (d) or (i) above, enter into, terminate, renew, extend, amend or modify in any material respect any Company Material Agreement (it being further agreed that the Company will, and will cause its Subsidiaries to, consult with Parent to the extent permitted by Applicable Law prior to entering into, renewing, extending, amending or modifying in any material respect any agreement, undertaking or understanding to which the Company or any of its Subsidiaries is or will be a party and that, in each case, provides for the acquisition by the Company or any of its Subsidiaries of material information technology (including software and maintenance services) or long-distance telephony services) or (iii) knowingly fail to enforce any material provision of any Company Material Agreement;

(k) the Company will not, and will not permit any Subsidiary of the Company to, except as required to comply with Employee Plans as in effect on the date hereof, (i) grant any severance, change in control or termination pay to any director, officer or employee of the Company or any of its Subsidiaries, (ii) hire or terminate the employment of any executive officer of the Company or any of its material operating Subsidiaries without reasonably consulting with Parent to the extent permitted by Applicable Law, (iii) enter into any employment, consulting, change in control, deferred compensation or other similar agreement, plan, arrangement or policy (or any material amendment to any such existing agreement, plan, arrangement or policy) with (A) any director or executive officer of the Company or any of its material operating Subsidiaries or (B), except in the ordinary course of business consistent with past practice, any other employee of the Company or any of its Subsidiaries, provided that no such agreement, plan, arrangement or policy may be entered into to the extent it would provide for a grant or increase of severance, change in control or termination pay prohibited under clauses (i) and (iv) of this Section 5.01(k), (iv) increase the compensation or benefits payable under any existing severance, change in control or termination pay policies or Employee Plans (except as provided under the terms thereof as a result of increases in compensation permitted under clause (v)), (v) increase the compensation, bonus or other benefits payable to any director, officer or employee of the Company or any of its Subsidiaries, except for (A) normal increases in base salary (and any corresponding increases in the dollar amount of target bonuses

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that result from such base salary increases) and wages in the ordinary course of business consistent with past practice and (B) increases in any other form of compensation or benefits in the ordinary course of business consistent with past practice and that do not materially increase the costs, obligations or liabilities of the Company or any of its Subsidiaries, (vi) establish, adopt, enter into, amend, modify or terminate any collective bargaining agreement, except in connection with renegotiation of expired collective bargaining agreements in the ordinary course of business consistent with past practice in a manner that does not materially increase the costs, obligations or liabilities of the Company or any of its Subsidiaries, (vii) establish, adopt, enter into, terminate, or amend or modify in any material respect any material Employee Plan, except for Employee Plans permitted to be entered into under clause (iii) above, or (viii) take any action to accelerate any material compensation or benefits, including vesting and payment, or make any material determinations, under any collective bargaining agreement or Employee Plan;

(l) the Company will not, and will not permit any Subsidiary of the Company to, effect or permit a “plant closing” or “mass layoff”, as such terms are defined under the Worker Adjustment and Retraining Act of 1988, as amended;

(m) the Company will not, and will not permit any Subsidiary of the Company to, change the Company’s method of accounting or accounting principles or practices, except for any such change required by reason of a change in GAAP or by Regulation S-X under the Exchange Act, as approved by its independent public accountants;

(n) the Company will not, and will not permit any Subsidiary of the Company to, amend any material Tax Return or make any material Tax election;

(o) the Company will not, and will not permit any Subsidiary of the Company to, (i) pay, discharge, settle or satisfy any material claims, liabilities, obligations or litigation (whether accrued, contingent, absolute, asserted or unasserted or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities disclosed, reflected or reserved against in the most recent financial statements (or, if applicable, the notes thereto) of the Company included in the Company SEC Documents filed and publicly available prior to the date hereof (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, provided, however, that in no event shall the Company or any of its Subsidiaries settle any claim or litigation (A) for an amount in excess of $250,000 for any such settlement individually or (B) if such settlement would reasonably be expected to prohibit or materially restrict the Company and its Subsidiaries from conducting their business in substantially the same manner as conducted on the date of this Agreement, and provided further that in no event shall the Company or any of its Subsidiaries settle any claim or litigation relating to the transactions contemplated by this Agreement, (ii) cancel any material Indebtedness or (iii) waive or assign any claims or rights of substantial value;

(p) file for, or otherwise seek, any material modification of any Communications License, other than in the ordinary course of business consistent with past practice, provided that such modification would not reasonably be expected, individually or in the aggregate, to affect the ability of the Company and its Subsidiaries to conduct their business in substantially the same manner as conducted on the date of this Agreement;

(q) the Company will not, and will not permit any Subsidiary of the Company to, take any action that would reasonably be expected to result in any of the conditions set forth in Section 8.03(a) not being satisfied; and

(r) the Company will not, and will not permit any Subsidiary of the Company to, agree or commit to do any of the foregoing.

Section 5.02. Stockholder Meeting; Board Recommendation. (a) The Company shall cause the Company Stockholders’ Meeting to be duly called and held as soon as reasonably practicable after the date of this Agreement for the purpose of voting on the adoption of this Agreement, regardless of whether an Adverse

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Recommendation Change has occurred or of the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal. The Board of Directors of the Company shall recommend adoption of this Agreement by the Company’s stockholders (the “Company Stockholder Approval”) and shall include such recommendation in the Proxy Statement, in each case subject to its rights under Section 5.02(b).

(b) Neither the Board of Directors of the Company nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Parent), or publicly propose to withdraw (or modify in a manner adverse to Parent), the approval or recommendation by such Board of Directors or any such committee of this Agreement or the Merger or (B) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Acquisition Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or cause or permit the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, joint venture agreement, partnership agreement or other similar agreement that, in any such case, provides for or is related to an Acquisition Proposal (which, for the avoidance of doubt, shall not include, any confidentiality agreement referred to in Section 5.03) (any of the foregoing, an “Acquisition Agreement”); provided that, at any time prior to obtaining the Company Stockholder Approval, the Board of Directors of the Company shall be permitted, after consultation with its outside counsel and financial advisors, (A) to make an Adverse Recommendation Change or (B) cause the Company to terminate this Agreement, but, in each case, only if and to the extent that the Company has complied with Section 5.03 and a Superior Proposal is pending at the time the Board of Directors of the Company determines to take such action or, in the case of clause (A) of this proviso, if the Board of Directors of the Company determines in good faith that a Parent Material Adverse Effect has occurred and, as a result, such an Adverse Recommendation Change is consistent with the fiduciary duties of the Board of Directors of the Company under Applicable Law (an “MAE Adverse Recommendation Change”); provided further, however, that (1) except in the case of an MAE Adverse Recommendation Change, the Board of Directors of the Company shall not make an Adverse Recommendation Change, and the Company may not so terminate this Agreement, until after the fifth Business Day following Parent’s receipt of written notice (a “Notice of Superior Proposal”) from the Company advising Parent that the Board of Directors of the Company intends to take such action and specifying the reasons therefor, including the terms and conditions of the Superior Proposal that is the basis of such proposed action (it being understood and agreed that (A) any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal and a new three-Business Day period and (B) in determining whether to make an Adverse Recommendation Change or cause the Company to terminate this Agreement, the Board of Directors of the Company shall take into account any changes to the terms of this Agreement and the Merger proposed by Parent to the Company in response to a Notice of Superior Proposal or otherwise) and (2) in the case of an MAE Adverse Recommendation Change, the Board of Directors of the Company shall not make an MAE Adverse Recommendation Change until the fifth Business Day (or such shorter period as may be reasonable in light of the timing of the Company Stockholders’ Meeting) following Parent’s receipt of written notice from the Company advising Parent that the Board of Directors of the Company intends to take such action and specifying the reasons therefor.

(c) For purposes of this Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal that involves the acquisition, directly or indirectly, of all or substantially all of the voting power of the Common Shares or of the assets of the Company and its Subsidiaries, taken as a whole, which the Board of Directors of the Company determines in its good faith judgment, after consultation with its outside counsel and financial advisors, to be (i) more favorable and provide greater value to the Company’s stockholders than this Agreement and the Merger, taken as a whole, and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal. For purposes of this Agreement, “Acquisition Proposal” means any Third Party offer or proposal for (A) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of the Company and its Subsidiaries or over 15% of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate,

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constitute more than 15% of the consolidated assets of the Company, (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of the Company or (C) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction that results in any acquisition (including by shareholders of any Third Party) of over 15% of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of the Company or, if the Company or any such Subsidiary is merged into another entity, of the surviving entity in such merger; provided that for purposes of Section 10.04(b)(ii)(C), each reference to “15%” in this definition shall be deemed to be a reference to “35%”. For purposes of this Agreement, the term “Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

Section 5.03. Non-Solicitation; Other Offers. From the date hereof until the Effective Time, the Company and its Subsidiaries, and the officers, directors, employees, investment bankers and other agents and advisors of the Company or any of its Subsidiaries, will not (i) take any action to solicit, initiate or knowingly encourage or facilitate any Acquisition Proposal or (ii) engage in discussions or negotiations with, or disclose any nonpublic information relating to the Company or any Subsidiary of the Company or afford access to the properties, books or records of the Company or any Subsidiary of the Company to, any Person that is known by the Company to be considering making, or has made, an Acquisition Proposal (it being understood that any discussions or negotiations, or disclosure of information (other than material nonpublic information), in each case, in the ordinary course of business consistent with past practice in connection with existing commercial arrangements (and not in connection with any Acquisition Proposal) shall not be deemed to be prohibited under this clause (ii)); provided that, prior to obtaining the Company Stockholder Approval, nothing contained in this Section 5.03 shall prevent the Company from furnishing nonpublic information to, or entering into discussions or negotiations with, any Person in connection with an unsolicited bona fide written Acquisition Proposal received from such Person if the Board of Directors of the Company determines in good faith, after consultation with its outside counsel and financial advisors, that to engage in such discussions or negotiations or disclose such nonpublic information would reasonably be likely to result in a Superior Proposal, provided, however, that (A) prior to furnishing nonpublic information to, or entering into discussions or negotiations with, such Person, the Company receives from such Person an executed confidentiality agreement with terms not materially less favorable to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement may contain less favorable standstill provisions so long as the Company offers Parent the opportunity to amend the Confidentiality Agreement to contain the same standstill provisions, and (B) all such nonpublic information has previously been provided to Parent or is provided to Parent on a substantially concurrent basis. The Company will promptly notify, orally and in writing, Parent of the receipt of (and the material terms and conditions thereof and the identity of the Person making the same) any inquiry, offer or proposal in connection with an Acquisition Proposal or any request (other than in the ordinary course of business and not related to an Acquisition Proposal) for nonpublic information relating to the Company or any Subsidiary of the Company or for access to the properties, books or records of the Company or any Subsidiary of the Company by any Person that the Company believes may be considering making, or has made, an Acquisition Proposal. The Company will (1) keep Parent reasonably informed of the status and details (including any material change to the terms thereof) of any such inquiry, offer, proposal or request and any discussions and negotiations concerning the material terms and conditions of any Acquisition Proposal and (2) provide to Parent as soon as practicable after receipt or delivery thereof copies of all draft agreements and all other material written correspondence and documents sent by or provided to the Company or any of its Subsidiaries in connection therewith. Nothing contained in this Agreement shall prohibit the Board of Directors of the Company from (i) taking and disclosing to the Company’s shareholders a position (or issuing a “stop, look and listen” announcement) with respect to a tender offer for the Common Shares by a Third Party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, (ii) making such disclosure to the Company’s shareholders as, in the judgment of the Board of Directors of the Company, with the advice of outside counsel, may be required under Applicable Law or under the rules of the

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NASDAQ National Stock Market System (“NASDAQ”), or (iii) responding to any unsolicited proposal or inquiry by advising the Person making such proposal or inquiry of the terms of this Section 5.03 (it being understood, however, that nothing in this sentence shall be deemed to permit the Board of Directors of the Company to make an Adverse Recommendation Change or take any of the actions referred to in clause (ii) of Section 5.02(b) except, in each case, to the extent permitted by Section 5.02(b); it being understood that any accurate disclosure of factual information to the shareholders of the Company that is required to be made to such shareholders under Applicable Law shall not be an action prohibited by Section 5.02(b)). The Company will immediately cease, and cause its advisers and agents to cease, any and all existing activities, discussions or negotiations regarding any Acquisition Proposal with any parties previously contacted (provided that the Company may inform such parties that this Agreement has been entered into) and will request the prompt return or destruction of all confidential information previously furnished to any such parties.

Section 5.04. Affiliates. Prior to the Effective Time, the Company shall cause to be delivered to Parent a letter identifying, to the best of the Company’s knowledge, all Persons who are, at the time of the Company Stockholders’ Meeting, “affiliates” of the Company for purposes of Rule 145 under the Securities Act. The Company shall use its reasonable best efforts to cause each Person who is so identified as an affiliate to deliver to Parent on or prior to the Effective Time a letter agreement substantially in the form of Exhibit B to this Agreement.

ARTICLE 6

COVENANTS OF PARENT

Parent agrees that:

Section 6.01. Conduct of Parent. Except as otherwise contemplated herein, as set forth in Section 6.01 of the Parent Disclosure Schedule or as may be required by Applicable Law, from the date hereof until the Effective Time, without the consent of the Company:

(a) Parent will not, and, in the case of clause (ii) below, will not permit any Subsidiary of Parent to, (i) except for regular quarterly dividends not to exceed $0.25 per share, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or (ii) redeem, repurchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, any Parent Securities;

(b) Parent will not, and will not permit any Subsidiary of Parent to, enter into or acquire any new line of business that (i) is material to Parent and its Subsidiaries, taken as a whole, and (ii) is not related to the provision of communications services;

(c) Parent shall not, and shall not permit any of its Subsidiaries to, enter into any acquisition that would reasonably be expected to prevent or materially delay the completion of the Merger;

(d) Parent will not, and will not permit any Subsidiary of Parent to, take or agree or commit to take any action that would reasonably be expected to result in any of the conditions set forth in Section 8.04(a) not being satisfied; and

(e) Parent will not, and will not permit any Subsidiary of Parent to, agree or commit to do any of the foregoing.

Section 6.02. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

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Section 6.03. Voting of Shares. Parent agrees to vote all Common Shares, if any, beneficially owned by it, and to cause all Common Shares, if any, beneficially owned by its Subsidiaries to be voted, in favor of adoption of this Agreement at the Company Stockholders’ Meeting.

Section 6.04. Director and Officer Liability. (a) For six years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, (i) indemnify and hold harmless the present and former officers, directors, employees and agents of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring prior to the Effective Time (including, without limitation, in respect of acts or omissions in connection with this Agreement, the Merger and the other transactions contemplated hereby) to the fullest extent permitted under Applicable Law and (ii) promptly advance to such Indemnified Persons expenses incurred in defending any action, suit or other proceeding with respect thereto to the fullest extent permitted under Applicable Law. In the event any claim is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until disposition of such claim. For six years after the Effective Time, Parent will cause the Surviving Corporation to use its reasonable best efforts to provide officers’ and directors’ liability insurance and fiduciary liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such Indemnified Person currently covered by the Company’s officers’ and directors’ liability insurance policy and fiduciary liability insurance policy, respectively, on terms with respect to coverage and amount no less favorable than those of such policies in effect on the date hereof; provided that (i) in satisfying its obligation under this Section, Parent shall not be obligated to cause the Surviving Corporation, and the Surviving Corporation shall not be obligated, to pay annual premiums in excess of $1,487,700; provided, further, that if the premiums would exceed such amount in a given year, Parent shall cause the Surviving Corporation to use its reasonable best efforts to purchase coverage that in the reasonable opinion of Parent is the best available for such amount per year; and (ii) Parent may satisfy its obligation under this Section by causing the Surviving Corporation to obtain, at the Effective Time, prepaid (or “tail”) officers’ and directors’ liability insurance and fiduciary liability insurance policies in respect of acts or omissions occurring on or prior to the Effective Time covering each Indemnified Person currently covered by the Company’s officers’ and directors’ liability insurance policy and fiduciary liability insurance policy. Parent shall cause the Surviving Corporation to indemnify and hold harmless each Indemnified Person under this Section 6.04 in respect of the reasonable costs and expenses incurred by such Indemnified Person in enforcing his or her rights hereunder.

(b) If Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.04.

(c) The rights of each Indemnified Person under this Section 6.04 shall be in addition to any rights such Person may have under the articles of incorporation or bylaws of the Company or any of its Subsidiaries, or under Pennsylvania Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive the consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 6.05. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Stock to be issued in connection with the Merger to be listed on the NYSE, subject to official notice of issuance.

Section 6.06. Personnel Matters. (a) On and after the Effective Time, Parent shall (or shall cause the Surviving Corporation and Parent’s other Subsidiaries to) honor, without offset, deduction, counterclaim, interruption or deferment, the obligations of the Company and its Subsidiaries under all Employee Plans in

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existence on the Closing Date in accordance with the terms thereof; provided, that nothing in this Agreement shall be interpreted as limiting the power of Parent, the Surviving Corporation or any of their Subsidiaries to amend or terminate any Employee Plan in accordance with its terms or as requiring Parent, the Surviving Corporation or any of their Subsidiaries to offer to continue (other than as required by its terms) any written employment contract or to continue the employment of any given employee; provided, further, however, that, until the first anniversary of the Closing Date, (i) Parent shall continue the Company’s past practice with respect to severance as set forth in Section 6.06 of the Company Disclosure Schedule) and (ii) no amendment to or termination of the Company’s Key Employee Severance Plan shall be made without the consent of Eligible Employees (as defined in such plan).

(b) To the extent any benefit plan of Parent (or any plan of the Surviving Corporation or any of Parent’s other Subsidiaries) shall be made applicable to any employee of the Company or any of its Subsidiaries, Parent shall (or shall cause the Surviving Corporation and Parent’s other Subsidiaries to) grant to such employees credit for service with the Company or any of its Subsidiaries or predecessors prior to the Effective Time for all purposes under such plan, except for purposes of benefit accrual under any defined benefit pension plans and except to the extent a duplication of benefits would thereby result. In addition, to the extent any benefit plan of Parent (or any plan of the Surviving Corporation or any of Parent’s other Subsidiaries) that constitutes an “employee welfare benefit plan,” as defined in Section 3(3) of ERISA, shall be made applicable to any employee of the Company or any of its Subsidiaries, Parent shall (or shall cause the Surviving Corporation and Parent’s other Subsidiaries to) waive all preexisting condition exclusions and waiting periods otherwise applicable to such employees, except to the extent any such limitations or waiting periods in effect under comparable plans of the Company and its Subsidiaries have not been satisfied as of the date such plan is made so applicable.

(c) If at any time between the Closing and December 31, 2007, the employment of any person who was an employee of the Company or any of its Subsidiaries immediately prior to Closing is terminated without Cause or for Good Reason (as each such term is defined in the Company’s Key Employee Severance Plan), Parent shall (or shall cause the Surviving Corporation or one of Parent’s other Subsidiaries to) pay to such employee promptly after such termination of employment, in addition to any other amounts due, a cash amount equal to a prorated portion of such employee’s target 2007 bonus (having terms and in amounts consistent with past practice), with such proration based upon the portion of the 2007 calendar year that has elapsed at the time of such termination.

ARTICLE 7

OTHER AGREEMENTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 7.01. Proxy Statement; Registration Statement. (a) As promptly as practicable after the execution of this Agreement, Parent and the Company shall prepare the Proxy Statement and the Registration Statement, the Company shall file the Proxy Statement with the SEC, and Parent shall file the Registration Statement (in which the Proxy Statement shall be included) with the SEC, and Parent and the Company shall cooperate with each other and use their respective reasonable best efforts in connection with the foregoing. In addition, Parent and the Company shall use their respective reasonable best efforts to cause the Registration Statement to become effective under the Securities Act and the Proxy Statement to be cleared by the SEC, in each case as soon after such filing as practicable, and to keep the Registration Statement effective as long as is necessary to consummate the Merger. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Registration Statement becomes effective. Parent and the Company shall promptly provide to each other copies of, consult with each other regarding and together prepare written responses with respect to any written comments received from the SEC with respect to the Proxy Statement or the Registration Statement and shall advise each other of any oral SEC comments. The Registration Statement and the Proxy Statement shall comply as to form in all material respects with the Securities Act and the Exchange Act, respectively.

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(b) Parent and the Company shall make all necessary filings with respect to the Merger and the other transactions contemplated hereby under the Securities Act, the Exchange Act and applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder. Parent and the Company shall advise the other party, promptly after receipt of notice thereof, of the time of the effectiveness of the Registration Statement, the filing of any supplement or amendment thereto, the issuance of any stop order relating thereto, the suspension of the qualification of Parent Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any SEC request for amendment to the Proxy Statement or the Registration Statement, SEC comments thereon and each party’s responses thereto or SEC request for additional information. No amendment or supplement to the Proxy Statement or the Registration Statement shall be filed without the approval of each of Parent and the Company, which approval shall not be unreasonably withheld or delayed; provided that, with respect to documents filed by the Company or Parent which are incorporated by reference in the Proxy Statement and/or the Registration Statement, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations.

(c) If, at any time prior to the Effective Time, Parent or the Company should discover any information relating to either party, or any of their respective Affiliates, officers or directors, that should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of the Company.

Section 7.02. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws to consummate and make effective the transactions contemplated by this Agreement in the most expeditious manner practicable, including but not limited to the satisfaction of all conditions to the Merger and seeking to remove promptly any injunction or other legal barrier that may prevent or delay such consummation. Each of the parties shall promptly notify the other whenever a material consent is obtained and shall keep the other informed as to the progress in obtaining such material consents.

Section 7.03. Certain Filings. (a) The Company and Parent agree to use their respective reasonable best efforts to obtain all authorizations, consents, orders and approvals of Governmental Authorities and non-governmental third parties that may be or become necessary to consummate the transactions contemplated by this Agreement or for performance of their respective obligations pursuant to this Agreement, and will cooperate fully with the other parties in promptly seeking to obtain all such authorizations, consents, orders and approvals; provided that the Company and Parent will not be permitted or required to agree or proffer to divest or hold separate any assets or business of the Company, Parent or any of their respective Subsidiaries, or to take any other action (including agreeing to any condition in respect of, or any amendment to, any License or any other concession), that, in each case, individually or in the aggregate, would reasonably be expected to have an impact (whether affecting the Company, Parent or any of their respective Subsidiaries) equivalent to a Company Material Adverse Effect. The Company shall have primary responsibility, with the assistance and cooperation of Parent, for obtaining all authorizations, consents, orders and approvals with respect to the Company’s and its Subsidiaries’ Licenses; provided that the Company and Parent will have joint responsibility with respect to the joint applications required for the transfer of control of any such Licenses under the rules and regulations of the FCC and the PPUC. Each of Parent and the Company will use its reasonable best efforts to ensure that all necessary applications in connection with the transfer of control of any such Licenses are filed within ten Business Days of the date hereof, except that PPUC transfer of control notifications that do not require affirmative approval may be filed within 20 Business Days of the date hereof. Without limitation, the Company and Parent shall each make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with

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respect to the transactions contemplated hereby as promptly as practicable but in no event later than ten Business Days from the date hereof (and each such filing shall request early termination of the waiting period imposed by the HSR Act), supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. For purposes of this Agreement, “Licenses” means approvals, consents, rights, certificates, orders, franchises, determinations, permissions, licenses, authorities or grants issued, declared, designated or adopted by any Governmental Authority.

(b) Any application to any Governmental Authority for any authorization, consent, order or approval necessary for the transfer of control of any License of the Company or any of its Subsidiaries shall be reasonably acceptable to the Company and Parent. Without limiting the obligations of the Company and Parent under Section 7.03(a), each of the Company and Parent agrees, upon reasonable prior notice, to make appropriate representatives available for attendance at meetings and hearings before applicable Governmental Authorities in connection with the transfer of control of any such License.

(c) The Company and Parent shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in seeking any such actions, consents, approvals or waivers, or making any such filings, furnishing information required in connection therewith or with the Proxy Statement, the Registration Statement or any amendments or supplements thereto, and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 7.04. Public Announcements. Parent and the Company will consult with each other before issuing any press release, making any public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement and the transactions contemplated hereby, and will not issue any such press release, make any such public statement or schedule any such press conference or conference call without the consent of the other party, which shall not be unreasonably withheld; provided that Parent and the Company may, without the prior consent of the other party, issue such press release or make such public statement if such party has used all reasonable efforts to consult with the other party and to obtain the prior consent of the other party but has been unable to do so prior to the time such press release or public statement is required to be released pursuant to Applicable Law or any listing agreement with any applicable national securities exchange or association.

Section 7.05. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or Parent, as the case may be (or any of their respective Subsidiaries), that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of Article 3 or 4, as the case may be, or that relate to the consummation of the transactions contemplated by this Agreement;

provided that, the delivery of any notice pursuant to this Section 7.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice or constitute an admission that any event communicated is material or could give rise to a Company Material Adverse Effect or a Parent Material Adverse Effect.

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Section 7.06. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 7.07. Access to Information. (a) From the date hereof until the Effective Time and subject to Applicable Law, the Company will give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access, during regular business hours and upon reasonable notice, to the offices, properties, books and records of the Company and its Subsidiaries, including personnel records, and will furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and will instruct employees, counsel, financial advisors, auditors and other representatives of the Company and its Subsidiaries to cooperate with Parent in its investigation of the Company and its Subsidiaries, provided that Parent shall reimburse the Company and its Subsidiaries for any reasonable third party expenses incurred by them in connection with the foregoing. Without limiting generality of the foregoing, the Company shall provide to Parent, as promptly as practicable after the completion of each fiscal month of the Company, copies of the final financial and operating monthly reports described in Section 7.07(a) of the Company Disclosure Schedule. No access to or disclosure of information shall be required to the extent such access or disclosure would jeopardize the work product privilege or the attorney-client privilege of the Company or any of its Subsidiaries or violate any binding agreement entered into prior to the date of this Agreement (it being agreed that the Company and its Subsidiaries shall use their reasonable best efforts to cause such access or disclosure to be provided in a manner that does not cause such jeopardization or violation). Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of business of the Company and its Subsidiaries.

(b) From the date hereof until the Effective Time and subject to Applicable Law, Parent will give to the Company, its counsel, financial advisors, auditors and other authorized representatives reasonable access, during regular business hours and upon reasonable notice, to the offices, properties, books and records of Parent and its Subsidiaries at a level consistent with such access provided for due diligence purposes prior to the date of this Agreement or, in the event of a material change or development with respect to Parent or its Subsidiaries, at a level reasonable under all of the circumstances. Without limiting the generality of the foregoing, Parent shall provide to the Company, as promptly as practicable after the completion of each fiscal month of Parent, copies of the final financial and operating monthly reports described in Section 7.07(b) of the Parent Disclosure Schedule.

(c) All such access and information obtained by any party and its counsel, financial advisors, auditors and other authorized representatives shall be subject to the terms and conditions of the letter agreement between the Company and Parent dated June 26, 2006 (the “Confidentiality Agreement”). No representation as to the accuracy of any information provided pursuant to this Section is made, and the parties may not rely on the accuracy of any such information other than as expressly set forth in the representations and warranties in Articles 3 and 4. No information obtained in any investigation pursuant to this Section shall be deemed to modify any representation or warranty in Article 3 or 4.

Section 7.08. Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Common Shares (including derivative securities with respect to Common Shares) or acquisitions of Parent Stock (including derivative securities with respect to Parent Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company and/or Parent, as applicable, to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the No-Action Letter dated January 12, 1999, issued by the SEC. Prior to the Effective Time, the Company shall deliver to Parent all information necessary for Parent to comply with the foregoing.

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Section 7.09. Company Convertible Notes. Prior to the Closing, the Company will, and following the Closing, Parent will, and will cause the Surviving Corporation to, comply with the terms and conditions of the Company Convertible Notes. It is understood and agreed that, to the extent permitted by the terms of the Company Convertible Notes, the Company shall settle in cash its obligations under the Company Convertible Notes arising upon the conversion thereof.

Section 7.10. Performance Awards. If the Closing occurs prior to December 31, 2006, the Compensation Committee of the Board of Directors of the Company may, in its sole discretion, determine immediately prior to the Closing that the performance conditions in the Performance Awards outstanding as of the date hereof are deemed to be fully satisfied, and if such Compensation Committee makes such a determination, the Restricted Share Units issuable pursuant to such Performance Awards shall be issued immediately prior to the Closing.

Section 7.11. Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Parent, which shall not be unreasonably withheld or delayed in the event that the settlement would not be material.

Section 7.12. Cooperation with Respect to Financing. The Company shall provide, and shall cause its Subsidiaries and its and their officers and employees to provide, on a timely basis all reasonable cooperation in connection with the arrangement of any financing to be consummated by Parent in connection with the transactions contemplated by this Agreement, including (i) facilitating the pledge of collateral (effective as of the Closing), (ii) providing financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act in a registered offering of securities, (iii) providing other reasonably requested certificates or documents, including a customary certificate of the Chief Financial Officer of the Company (in his capacity as such) with respect to solvency matters, (iv) requesting PricewaterhouseCoopers LLP to provide customary consents and comfort letters, (v) requesting such customary legal opinions as may be reasonably requested by Parent, (vi) participating in informational meetings and (vii) assisting Parent and its financing sources in the preparation of offering documents and other marketing and rating agency materials for any such financing.

ARTICLE 8

CLOSING; CONDITIONS TO THE MERGER

Section 8.01. Closing. The Closing shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York, or at such other location as the parties may agree in writing.

Section 8.02. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a) the Company Stockholder Approval shall have been obtained;

(b) the applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated;

(c) each of the approval of the FCC for the transfer of control of the Licenses of the Company and its Subsidiaries and the approval of the PPUC, in each case, required to permit consummation of the Merger shall have been obtained;

(d) no Applicable Law shall have been adopted, promulgated or issued that prohibits the consummation of the Merger;

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(e) the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC; and

(f) the shares of Parent Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 8.03. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) The Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in the third and fourth sentences of Section 3.01 and Sections 3.04, 3.05 (other than the last sentence thereof), 3.06(b), 3.10(b)(iv), 3.14(e) and 3.21 shall be true and correct in all material respects, in each case, at and as of the Effective Time as if made at and as of such time (except that the accuracy of representations and warranties made as of a specific date will be determined at and as of such date) and (B) all other representations and warranties of the Company contained in this Agreement shall be true and correct (disregarding all exceptions therein for materiality and Company Material Adverse Effect) at and as of the Effective Time as if made at and as of such time (except that the accuracy of representations and warranties made as of a specific date will be determined at and as of such date), with such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (iii) Parent shall have received a certificate signed by an executive officer on behalf of the Company to the foregoing effect.

(b) There shall not be pending or threatened, under or pursuant to any Applicable Laws regulating competition, any claim, suit, action or proceeding by any federal or state Governmental Authority (i) challenging or seeking to restrain or prohibit the consummation of the Merger, (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or all or any of their respective Subsidiaries of all or any portion of the business or assets of the Company, Parent or any of their respective Subsidiaries or to require any such Person to divest or hold separate any assets or business of the Company, Parent or any of their respective Subsidiaries, or to take any other action (including agreeing to any condition in respect of, or any amendment to, any License or any other concession), in each case as a result of or in connection with the transactions contemplated by this Agreement, where the foregoing, individually or in the aggregate, would reasonably be expected to have an impact (whether affecting the Company, Parent or any of their respective Subsidiaries) equivalent to a Company Material Adverse Effect or (iii) seeking to impose limitations on the ability of Parent or any of its Affiliates to acquire or hold, or exercise full rights of ownership of, any Common Shares or any shares of common stock of the Surviving Corporation, including the right to vote the Common Shares or the shares of common stock of the Surviving Corporation on all matters properly presented to the stockholders of the Company or the Surviving Corporation, respectively. No Applicable Law that would reasonably be expected to result, directly or indirectly, in any of the effects referred to clauses (i) through (iii) above shall be in effect.

Section 8.04. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) Each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of Parent contained in the third and fourth sentences of Section 4.01 and Sections 4.04, 4.05 (other than the last sentence thereof) and 4.17 shall be true and correct in all material respects, in each case, at and as of the Effective Time as if made at and as of such time (except that the accuracy of representations and warranties made as of a specific date will be determined at and as of such date) and (B) all other representations and warranties of Parent contained in this Agreement shall be true and correct (disregarding all exceptions therein for materiality and Parent Material Adverse Effect) at and as of the Effective Time as if made at and as of

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such time (except that the accuracy of representations and warranties made as of a specific date will be determined at and as of such date), with such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (iii) the Company shall have received a certificate signed by an executive officer on behalf of Parent to the foregoing effect.

ARTICLE 9

TERMINATION

Section 9.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting (including any postponement or adjournment thereof);

(c) by either the Company or Parent, if the Merger has not been consummated by June 18, 2007 (the “Termination Date”), provided that no party whose willful breach of any provision of this Agreement has resulted in the Merger not being consummated by such date shall be entitled to terminate this Agreement under this subsection (c), provided further that, if on the Termination Date the conditions to the Closing set forth in Section 8.02(c) and/or 8.02(d) and/or 8.03(b) shall not have been fulfilled but all other conditions to the Merger shall have been fulfilled or shall be capable of being fulfilled, then the Termination Date shall be extended to September 17, 2007;

(d) by either the Company or Parent (so long as such party has complied in all material respects with its obligations under Sections 7.01, 7.02 and 7.03), if (i) any law or regulation shall have been adopted or promulgated that makes consummation of the Merger illegal or (ii) if any judgment, injunction, order or decree enjoining the parties from consummating the Merger is entered and such judgment, injunction, order or decree shall have become final and nonappealable;

(e) by the Company, if a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 8.04(a) not to be satisfied, and either (i) such condition shall be incapable of being satisfied by three Business Days prior to the Termination Date (as such date has been extended in accordance with Section 9.01(c), if applicable) or (ii) Parent does not, after receiving notice of such breach, proceed in good faith to promptly cure such breach;

(f) by Parent, if a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 8.03(a) not to be satisfied, and either (i) such condition shall be incapable of being satisfied by three Business Days prior to the Termination Date (as such date has been extended in accordance with Section 9.01(c), if applicable) or (ii) the Company does not, after receiving notice of such breach, proceed in good faith to promptly cure such breach;

(g) by the Company, in accordance with Section 5.02(b), provided that the Company shall have paid any amounts due pursuant to Section 10.04(b) in accordance with the terms specified therein;

(h) by Parent, if prior to the Company Stockholders’ Meeting, the Board of Directors of the Company shall have failed to include in the Proxy Statement its approval or recommendation of this Agreement or the Merger or an Adverse Recommendation Change shall otherwise have occurred; and

(i) by Parent, if any Applicable Law having any of the effects referred to in clauses (i) through (iii) of Section 8.03(b) shall be in effect and shall have become final and nonappealable.

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The party desiring to terminate this Agreement pursuant to this Section shall give written notice of such termination to the other party (or parties) hereto in accordance with Section 10.01.

Section 9.02. Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect with no liability on the part of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other parties hereto; provided that (a) the agreements contained in this Section 9.02, Sections 10.01, 10.04, 10.05, 10.06, 10.07, 10.08, 10.09, 10.10, 10.12, 10.13 and 10.14 hereof and the Confidentiality Agreement shall survive the termination hereof and (b) no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach by such party of this Agreement.

ARTICLE 10

MISCELLANEOUS

Section 10.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission, with receipt of confirmation) and shall be given,

if to Parent or Merger Subsidiary, to:

Citizens Communications Company

3 High Ridge Park

Stamford, Connecticut 06905

Attention: Chief Financial Officer

Facsimile No.: (203) 614-4602

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attention: Robert I. Townsend, III, Esq.

Facsimile No.: (212) 474-3700

if to the Company, to:

Commonwealth Telephone Enterprises, Inc.

100 CTE Drive

Dallas, Pennsylvania 18612

Attention: Chief Financial Officer

Facsimile No.: (570) 631-2823

with a copy to:

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

Attention: William L. Taylor, Esq.

Facsimile No.: (212) 450-3800

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request and other communication shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

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Section 10.02. Survival of Representations, Warranties and Covenants. The representations and warranties contained herein and in the certificates delivered pursuant to Sections 8.03(a) and 8.04(a) shall not survive the Effective Time. All covenants and agreements contained herein which by their terms are to be performed in whole or in part after the Effective Time shall survive the Effective Time and be enforceable in accordance with their terms.

Section 10.03. Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, make any change that would require further stockholder approval under the Pennsylvania Law.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 10.04. Expenses. (a) Except as set forth herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided that the Company and Parent shall share equally all fees and expenses, other than attorneys’ and accounting fees and expenses, incurred in relation to the printing and filing of the Registration Statement and to the printing, filing and distribution of the Proxy Statement.

(b) If (i) the Company shall terminate this Agreement pursuant to Section 9.01(g) hereof or Parent shall terminate this Agreement pursuant to Section 9.01(h) hereof (other than as a result of an MAE Adverse Recommendation Change) or (ii)(A) any Person has publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an Acquisition Proposal or an Acquisition Proposal otherwise becomes known to the stockholders of the Company, (B) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 9.01(c) (but only if the Company Stockholders’ Meeting shall not have been held by the date that is one Business Day prior to the date of such termination, except as a result of the Registration Statement not having been declared effective prior thereto as a result of anything affecting Parent or its business (in which event termination under Section 9.01(c) shall not result in a payment being made pursuant to this Section 10.04(b)(ii))) or Section 9.01(b) and (C) prior to the date that is 12 months after such termination, the Company or any of its Subsidiaries enters into an Acquisition Agreement to consummate or consummates the transactions contemplated by any Acquisition Proposal, then, in any such case, the Company shall pay to Parent (by wire transfer of immediately available funds (x) in the case of payment required by clause (i) above, not later than the date of termination of this Agreement and (y) in the case of payment required by clause (ii) above, on the date of the first to occur of the events referred to in clause (ii)(C)) an amount equal to $37 million.

(c) The Company acknowledges that the agreements contained in this Section are an integral part of this Agreement, and that, without these agreements, Parent would not have entered into this Agreement. Accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this Section, the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

Section 10.05. Parties in Interest; Successors and Assigns. (a) This Agreement shall be binding upon and, except as provided in Sections 1.02, 1.03, 1.04, 1.08, 6.04 and 10.06, inure solely to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is

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intended to confer upon any other Person any rights, benefits, remedies, obligations or liabilities of any nature whatsoever under or by reason of this Agreement, except for Sections 1.02, 1.03, 1.04, 1.08, 6.04 and 10.06 (which are also intended to be for the benefit of the Persons provided for therein and may also be enforced by such Persons).

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

Section 10.06. No Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect shareholder of any party hereto or any officer, director, employee, agent, representative or investor of any party hereto.

Section 10.07. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the Commonwealth of Pennsylvania.

Section 10.08. Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated by this Agreement shall be brought in any federal court in the State of Delaware or any state court in the State of Delaware and each of the parties hereto hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the generality of the foregoing, each party hereto agrees that service of process upon such party as provided in Section 10.01 shall be deemed effective service of process upon such party.

Section 10.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.10. Interpretation. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to a an Article, Section or Exhibit of or a Schedule to this Agreement unless otherwise indicated. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meanings as defined in this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The phrases “the date of this Agreement”, “the date hereof”, and terms of similar import, unless the context otherwise requires, shall be deemed to refer to September 17, 2006. The words “properties” and “assets” shall be deemed to have the same meaning and refer to any and all tangible and intangible assets and properties. The word “or”, when used in this Agreement, is not exclusive. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. In the event of any dispute concerning the construction or interpretation of this Agreement or any ambiguity hereof, there shall be no presumption that this Agreement or any provision hereof be construed against the party who drafted this Agreement.

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Section 10.11. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions (without being required to post any bond or surety instrument in connection therewith) to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware or any state court in the State of Delaware in addition to any other remedy to which they are entitled at law or in equity.

Section 10.12. Entire Agreement; Schedules. This Agreement and the Schedules and Exhibits hereto and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter hereof. Each party acknowledges and agrees that each other party hereto makes no other representations or warranties, whether express or implied, other than the express representations and warranties contained herein or in the certificates to be delivered at the Effective Time. The fact that any item of information is disclosed in any Schedule to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement.

Section 10.13. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 10.14. Severability. If any term, provision, covenant or restriction of this Agreement is determined by a court of competent jurisdiction to be invalid, void, illegal or incapable of being enforced by any rule of law, or public policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any manner materially adverse to any party hereto. Upon such determination that any term, provision, covenant or restriction is invalid, void, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

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ARTICLE 11

DEFINITIONS

Section 11.01. Definitions. Each of the following terms is defined in the Article or Section set forth opposite such term:

Terms	Section
Acquisition Agreement	5.02(b)
Acquisition Proposal	5.02(c)
Adverse Recommendation Change	5.02(b)
Affiliate	3.17
Applicable Law	1.01(b)
Business Day	1.01(b)
Cash Merger Consideration	1.02(b)
Closing	1.01(a)
Closing Date	1.01(a)
Code	3.14(g)
Common Shares	3.05
Communications Licenses	3.16
Company	Preamble
Company Balance Sheet	3.08
Company Balance Sheet Date	3.08
Company Convertible Notes	3.05
Company Disclosure Schedule	Article 3
Company Environmental Licenses	3.19(a)
Company Material Adverse Effect	3.01
Company Material Agreement	3.20
Company Permitted Liens	3.18(a)
Company SEC Documents	3.07(a)
Company Securities	3.05
Company Significant Subsidiaries	3.06(a)
Company Stock Plans	1.04(a)
Company Stockholder Approval	5.02
Company Stockholders’ Meeting	3.09
Company Subsidiary Securities	3.06(b)
Compensatory Awards	1.04(a)
Confidentiality Agreement	7.07(c)
Delaware Law	1.01(a)
Effective Time	1.01(b)
Employee Plan	3.14(g)
Enforceability Exceptions	3.01
Environmental Laws	3.19(b)
ERISA	3.14(g)
ERISA Affiliate	3.14(g)
ESPP Share Unit	1.04(a)
Evercore	3.04
Exchange Act	3.03
Exchange Agent	1.03(a)
FCC	3.03
GAAP	3.01
Governmental Authority	3.03
Grant Date	3.05
Grantor Trust Shares	1.04(a)
Hazardous Materials	3.19(b)
HSR Act	3.03
Indebtedness	5.01(d)

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Terms	Section
Indemnified Person	6.04(a)
internal controls	3.07(f)
Intellectual Property Rights	3.18(d)
Letter of Transmittal	1.03(a)
Licenses	7.03(a)
Lien	3.02
MAE Adverse Recommendation Change	5.02(b)
Material Adverse Effect	3.01
Material Intellectual Property	3.18(d)
Material Leased Real Property	3.18(c)
Material Owned Real Property	3.18(b)
Merger	1.01(a)
Merger Consideration	1.02(b)
Merger Consideration Value	1.04(b)
Merger Subsidiary	Preamble
NASDAQ	5.03
Notice of Superior Proposal	5.02(b)
NYSE	4.05
Option	1.06(a)
Parent	Preamble
Parent Balance Sheet	4.07
Parent Balance Sheet Date	4.07
Parent Disclosure Schedule	Article 4
Parent Environmental Licenses	4.15(b)
Parent Material Adverse Effect	4.01
Parent Options	4.05
Parent Preferred Stock	4.05(a)
Parent SEC Documents	4.06(a)
Parent Securities	4.05(a)
Parent Stock	1.02(b)
Pennsylvania Law	1.01(a)
Performance Awards	3.05
Permitted Additional Company Issuances	3.05
Permitted Share Unit Adjustments	3.05
Person	1.03(c)
PPUC	3.03
Preferred Stock	3.05
Proxy Statement	3.09
Registration Statement	3.09
Restricted Share	1.04(a)
Restricted Share Unit	1.04(a)
SEC	3.06(a)
Securities Act	3.03
Stock Merger Consideration	1.02(b)
Subsidiary	3.01
Superior Proposal	5.02(c)
Surviving Corporation	1.01(a)
Tax Return	3.13(e)
Taxes	3.13(e)
Termination Date	9.01(c)
Third Party	5.02(c)
Title IV Plan	3.14(b)
Treasury Shares	1.02(a)

Annex I-42

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

COMMONWEALTH TELEPHONE ENTERPRISES, INC.,

By:	/s/ Michael J. Mahoney
Name: Michael J. Mahoney
Title: President and Chief Executive Officer

CITIZENS COMMUNICATIONS COMPANY,

By:	/s/ Mary Agnes Wilderotter
Name: Mary Agnes Wilderotter
Title: Chairman and Chief Executive Officer

CF MERGER CORP.,

By:	/s/ Mary Agnes Wilderotter
Name: Mary Agnes Wilderotter
Title: President

Annex I-43

ANNEX II

E V E R C O R E  G R O U P  L. L.C.

September 17, 2006

Board of Directors

Commonwealth Telephone Enterprises Inc.

100 CTE Drive

Dallas, PA 18612-9774

Members of the Board of Directors:

You have informed us that Commonwealth Telephone Enterprises Inc. (“CTCO”), Citizens Communications Company (“CZN”) and CF Merger Corp., a wholly owned subsidiary of CZN (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, to be dated as of September 17, 2006 (the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into CTCO (the “Merger”). As a result of the Merger, among other things, CTCO will become a wholly owned subsidiary of CZN, and each share of CTCO common stock, par value $1.00 per share (“CTCO Common Stock”), issued and outstanding immediately prior to the effective time of the Merger, other than shares of CTCO Common Stock held by CTCO as treasury shares and shares of CTCO Common Stock, if any, owned by CZN or Merger Sub (the “Excluded Shares”), will be converted into the right to receive “Merger Consideration” consisting of 0.768 shares of CZN common stock, par value $0.25 per share (“CZN Common Stock”), and $31.31 in cash. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked us whether, in our opinion as of the date hereof, the Merger Consideration to be received by holders of shares CTCO Common Stock (other than holders, if any, of Excluded Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such shareholders.

In connection with rendering our opinion, we have, among other things:

(i)	Reviewed certain publicly available financial statements and other information relating to CTCO and CZN, respectively;

(ii)	Reviewed certain internal financial statements and other financial and operating information concerning CTCO and CZN, respectively, prepared by the respective managements of CTCO and CZN;

(iii)	Reviewed certain financial forecasts for CTCO prepared by management of CTCO (the “CTCO Management Forecasts”);

(iv)	Considered 2006 and 2007 revenue and EBITDA targets for CZN disclosed to us orally by CZN management (the “CZN Internal Revenue and EBITDA Targets”) and reviewed certain independent research analysts’ estimates of the future financial performance of CZN (the “CZN Street Forecasts”);

(v)	Reviewed the amount and timing of the cost savings and operating synergies estimated by CTCO management and CZN management, respectively, to result from the Merger (the “Synergies”) and the associated integration costs;

(vi)	Discussed the past and current operations and financial condition and the prospects of CTCO and CZN with the respective senior management teams of CTCO and CZN;

(vii)	Reviewed the reported prices and trading activity of the CTCO Common Stock and the CZN Common Stock;

(viii)	Compared the financial performance of each of CTCO and CZN and the prices and trading activity of the CTCO Common Stock and the CZN Common Stock with that of certain other publicly-traded Rural Local Exchange Carrier (“RLEC”) companies and their securities;

EVERCORE GROUP L.L.C.     55 EAST 52ND STREET     NEW  YORK, NY 10055    TEL: 212.857.3100     FAX: 212.857.3101

September 17, 2006

(ix)	Reviewed the financial terms, to the extent publicly available, of certain RLEC and other business combination transactions we deemed relevant;

(x)	Participated in discussions and negotiations among representatives of CTCO and CZN and their financial and legal advisors;

(xi)	Reviewed the most recent draft made available to us of the Merger Agreement, which draft was dated September 15, 2006 (the “Draft Merger Agreement”); and

(xiii)	Performed such other financial analyses and examinations and considered such other matters as we have in our sole judgment deemed appropriate.

In arriving at our opinion, we have, with CTCO’s consent, assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information. With respect to the CTCO Management Forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of the future performance of CTCO. Except for the CZN Internal Revenue and EBITDA Targets and CZN management estimates of Synergies, we have not been provided with, and did not have access to, any financial projections of CZN prepared by management of CZN. With respect to the CZN Internal Revenue and EBITDA Targets, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of CZN management with respect to the projected revenue and EBITDA of CZN for 2006 and 2007. In the absence of other CZN financial projections prepared by CZN management, we have reviewed and discussed the CZN Street Forecasts with senior management of CTCO, and we have also discussed the CZN Street Forecasts for 2006 and 2007 and the CZN Internal Revenue and EBITDA Targets with senior management of CZN, and, with CTCO’s consent, have assumed that the CZN Street Forecasts and CZN Internal Revenue and EBITDA Targets are a reasonable basis upon which to evaluate the future financial performance of CZN and we have used such estimates in performing our analysis. We have also assumed that the Synergies are reasonably obtainable, in each case on bases reflecting the best currently available estimates and good faith judgments of the future competitive, operating and regulatory environments and related financial performance of each of CTCO and CZN and that the Synergies will be realized in the amounts and at the times indicated thereby. We also assumed that the definitive Merger Agreement is substantially identical to the Draft Merger Agreement reviewed by us. We have neither made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of either CTCO or CZN, including real estate assets, nor have we been furnished with any such appraisals. In addition, we have not evaluated the solvency of CTCO or CZN under any state or federal laws relating to bankruptcy, insolvency or similar matters. We have also assumed that all governmental, regulatory or other consents and approvals that are required in connection with the Merger will be obtained without any adverse effect on CTCO or CZN or on the expected benefits of the Merger in any way meaningful to our analysis. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without material modification, waiver or delay. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information and Draft Merger Agreement made available to us, as of the date hereof.

Our opinion does not address CTCO’s underlying business decision to effect the Merger. Additionally, we have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness from a financial point of view of the Merger Consideration to be paid to holders of shares of CTCO Common Stock, other Excluded Shares, pursuant to the Merger Agreement. We express no opinion as to the price at which shares of CTCO Common Stock or CZN Common Stock will trade at any future time.

We have acted as sole financial advisor to the Board of Directors of CTCO in connection with the Merger and will receive a fee from CTCO for our services, the principal portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. CTCO has also agreed to reimburse our reasonable expenses and to indemnify us against certain liabilities rising out of our engagement.

Annex II-2

September 17, 2006

It is understood that this letter is for the information and benefit of the Board of Directors of CTCO in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to any stockholder of CTCO as to how such stockholder should vote with respect to the Merger. This letter may not be disclosed, referred to or communicated (in whole or in part) to any third party for any purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing CTCO is required to make with the Securities and Exchange Commission in connection with the Merger if such inclusion is required by applicable law.

Please note that Evercore Group L.L.C. is an indirect subsidiary of Evercore Partners Inc. (“EVR”), which recently completed an initial public offering of shares of its class A common stock (the “IPO”). Mr. John R. Birk, a member of the board of directors of CTCO, is a member of the board and chairman of a company controlled by private equity funds affiliated with EVR and has from time to time served as a consultant to such funds. As a result of his relationship with these EVR affiliated funds, Mr. Birk is afforded an opportunity to invest in, and co-invest with, such funds, and Mr. Birk was also afforded an opportunity to purchase, and he did purchase, a de minimus number of shares (4,000 shares) of EVR class A common stock in the IPO. Except as may result indirectly from his ownership of shares of EVR class A common stock, Mr. Birk will not receive any compensation from EVR or its affiliates in connection with our engagement by CTCO.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by holders of shares of CTCO Common Stock (other than holders, if any, of Excluded Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such shareholders.

Very truly yours,

Evercore Group L.L.C.

By:	/s/ Michael J. Price
Mr. Michael J. Price
Senior Managing Director

Annex II-3

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporations Law (“Delaware Law”) permits a corporation, under specified circumstances, to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees) and other liabilities actually and reasonably incurred by them as a result of any suit (other than a suit brought by or in the right of the corporation) brought against them in their capacity as such, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. Section 145 of the Delaware Law also provides that directors, officers, employees and agents may also be indemnified against expenses (including attorneys’ fees) incurred by them in connection with a suit brought by or in the right of the corporation if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made, unless otherwise determined by the court, if such person was adjudged liable to the corporation.

The Delaware Law also provides that the indemnification described above will not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its by-laws, disinterested directors’ vote, stockholders’ vote, agreement or otherwise.

The Delaware Law also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity, or arising out of his or her status, whether or not the corporation would have the power to indemnify him or her against such liability as described above.

As permitted by sections 102 and 145 of Delaware Law, the registrant’s Restated Certificate of Incorporation eliminates the liability of a director to Citizens and its stockholders for monetary damages for breach of a director’s fiduciary duty except for liability under section 174 of Delaware Law, for any breach of the director’s duty of loyalty to Citizens or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the director derived an improper personal benefit.

The registrant’s By-laws provide that to the fullest extent permitted by applicable law as then in effect, the registrant shall indemnify any person (the “Indemnitee”) who was or is involved in any manner (including, without limitation, as a party or witness) or was or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative, or investigative (including, without limitation, any action or proceeding by or in the right of the registrant to procure a judgment in its favor) (a “Proceeding”), by reason of the fact that he is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, or of a partnership, joint venture, trust or other enterprise (including, without limitation, service with respect to any employee benefit plan), whether the basis of any such Proceeding is alleged action in an official capacity as director or officer or in any other capacity while serving as a director or officer, against all expenses, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement) actually and reasonably incurred by him in connection with such Proceeding. Such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his heirs, executors, administrators and legal representatives. The right to indemnification conferred in the registrant’s By-laws includes the right to receive payment of any expenses incurred by the Indemnitee in connection with such Proceeding in advance of the final disposition of the Proceeding, consistent with applicable law as then in effect.

The above discussion of the Delaware Law and the registrant’s Restated Certificate of Incorporation and By-laws is not intended to be exhaustive and is qualified in its entirety by such statutes, the Restated Certificate of Incorporation and the By-laws.

The registrant maintains liability insurance for the benefit of its directors and officers.

Item 21.	Exhibits and Financial Statement Schedules

(a)	See Exhibit Index.

(b)	Not applicable.

(c)	Not applicable.

Item 22.	Undertakings

(a)(1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(3) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a)(2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Stamford, Connecticut on the 20th day of December, 2006.

CITIZENS COMMUNICATIONS COMPANY

By:	/S/ DONALD R. SHASSIAN
Name: Donald R. Shassian Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* (Mary Agnes Wilderotter)	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	December 20, 2006

/S/ DONALD R. SHASSIAN (Donald R. Shassian)	Chief Financial Officer (Principal Financial Officer)	December 20, 2006

* (Robert J. Larson)	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	December 20, 2006

* (Kathleen Quinn Abernathy)	Director	December 20, 2006

* (Leroy T. Barnes, Jr.)	Director	December 20, 2006

(Michael T. Dugan)	Director

* (Jeri B. Finard)	Director	December 20, 2006

* (Lawton Wehle Fitt)	Director	December 20, 2006

* (Stanley Harfenist)	Director	December 20, 2006

* (William M. Kraus)	Director	December 20, 2006

* (Howard L. Schrott)	Director	December 20, 2006

Signature	Title	Date

* (Larraine D. Segil)	Director	December 20, 2006

* (Bradley E. Singer)	Director	December 20, 2006

* (Edwin Tornberg)	Director	December 20, 2006

* (David H. Ward)	Director	December 20, 2006

* (Myron A. Wick, III)	Director	December 20, 2006

*By:	/S/ DONALD R. SHASSIAN
Attorney-in-fact

EXHIBIT INDEX

Exhibits

2.1	Agreement and Plan of Merger dated as of September 17, 2006, among Commonwealth Telephone Enterprises, Inc., Citizens Communications Company and CF Merger Corp. (included as Annex I to the proxy statement/prospectus that is a part of this Registration Statement)

3.1	Restated Certificate of Incorporation of Citizens Communications Company (incorporated by reference to Exhibit 3.200.1 to the Registrant’s Quarterly Report on Form 10-Q for the six months ended June 30, 2000)

3.2	By-laws of Citizens Communications Company, as amended (incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K dated May 26, 2006)

5.1	Opinion of Cravath, Swaine & Moore LLP, regarding the legality of the securities being issued

23.1	Consent of KPMG LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of Evercore Group L.L.C.

23.4	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1)

24.1	Power of Attorney (previously included on the signature page of this Registration Statement)

99.1	Proxy Card of Commonwealth Telephone Enterprises, Inc.